China Technology Announced the Notice of 2007 Annual General Meeting of Shareholders

HONG KONG, September 25, 2007 -— China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or the “Company”) today announced that the 2007 annual general meeting of shareholders of the Company (the “Annual Meeting”) will be held at 10:00 a.m., Hong Kong time, on Friday, October 19, 2007, at Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong. Shareholders of record as of the close of business on September 20, 2007 are entitled to receive the notice of and vote at the 2007 Annual Meeting or any adjournments thereof.

A full version of the notice of the 2007 Annual Meeting and the shareholders’ circular are filed in Form 6-K, which is available at http://www.nasdaq.com/asp/quotes_sec.asp?selected=CTDC&symbol=CTDC.

About CTDC:
CTDC is engaged in information network security in the People’s Republic of China. CTDC’s ultimate principal shareholder is China Merchants Group (www.cmhk.com), one of the most important Chinese state-owned enterprises in China. For more information, please visit our website at www.chinactdc.com.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong

September 20, 2007

To the Shareholders of China Technology Development Group Corporation:

You are cordially invited to attend the 2007 Annual Meeting of Shareholders (the “Annual Meeting”) of China Technology Development Group Corporation (“we”, “CTDC” or the “Company”) to be held at the Company’s offices located at Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong on October 19, 2007 at 10:00 a.m., Hong Kong time. The matters to be acted upon at the Annual Meeting are set forth and described in the Notice of 2007 Annual Meeting and Shareholders’ Circular which are attached hereto. We request you to read all of them carefully.

We hope that you will attend the Annual Meeting. However, if you are not able to attend the Annual Meeting, we urge you to sign, date and return the enclosed Proxy Card in the enclosed postage prepaid envelope. You may, of course, attend the Annual Meeting and vote in person even if you have signed and returned your Proxy Card to us.

Sincerely,

Li Kang
Acting Company Secretary

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong

NOTICE OF 2007 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 19, 2007

To the Shareholders of China Technology Development Group Corporation:

NOTICE IS HEREBY GIVEN that the 2007 Annual Meeting of Shareholders (the “Annual Meeting”) of China Technology Development Group Corporation (“we”, “CTDC” or the “Company”) will be held at Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong, October 19, 2007 at 10:00 a.m., Hong Kong time, to consider and act upon the matters set out below. Resolutions of the Shareholders may be approved by either an ordinary resolution (“Ordinary Resolution”) or a special resolution (“Special Resolution”). In the case of an Ordinary Resolution, a simple majority and in the case of a Special Resolution not less than 75% of the votes of the Shares entitled to vote thereon which were present at the Annual Meeting and were voted and not abstained, are required for the approval of the resolutions. The following resolutions shall be approved by Ordinary Resolutions of the Shareholders:

1.	To re-elect four (4) directors in accordance with Regulation 79 and 83A of our Articles of Association;

2.	To consider and approve amendments to our Memorandum and Articles of Association to provide that the authorized capital shall be restated to be made up of two classes of shares divided into 4,000,000,000 shares of common stock, US$0.01 par value, and 1,000,000,000 shares of preferred stock, US$0.01 par value and other amendments as set out in Annex 1 of the Shareholders’ Circular accompanying this Notice;

3.	To approve the entry into solar energy industry by purchasing SnO2 production lines pursuant to the terms of the cooperation contract relating to the solar energy SnO2 production line as set out in the Annex 2 of the Shareholders’ Circular accompanying this Notice;

4.	To ratify and approve the acquisition of Faster Assets Limited pursuant to the terms of the sale and purchase agreement relating to shares in Faster Assets Limited as set out in the Annex 3 of the Shareholders’ Circular accompanying this Notice;

5.	To approve the disposal of China Natures Technology Inc. pursuant to the terms of the sale and purchase agreement relating to shares in China Natures Technology Inc. as set out in the Annex 4 of the Shareholders’ Circular accompanying this Notice;

6.	To consider and approve the 2007 Stock Option Plan;

7.	To approve the appointment of Friedman LLP as the Independent Registered Public Accounting Firm for the Company for the fiscal year ending December 31, 2007; and

8.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Information regarding the matters to be considered, and if thought appropriate, acted upon at the Annual Meeting is contained in the accompanying Shareholders’ Circular.

The close of business on September 20, 2007, New York time, has been fixed as the record date for the determination of Shareholders entitled to receive the notice of and vote at the Annual Meeting or any adjournments thereof.

All Shareholders are cordially invited to attend the Annual Meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy promptly. Shareholders who execute proxy cards retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience.

By Order of the Board of Directors

Li Kang
Acting Company Secretary

September 20, 2007

TABLE OF CONTENTS

Page No.

VOTING SECURITIES	9
PRINCIPAL SHAREHOLDERS	11
PROPOSAL 1Election of Directors	13
Information about Directors and Nominees	15
THE BOARD OF DIRECTORS	19
Directors	19
Meeting of the Board	19
Communications with the Board of Directors	19
Board Committees	19
Code of Ethics	22
Section 16(a) Beneficial Ownership Report Compliance Exemption	23
DIRECTOR AND EXECUTIVE COMPENSATION	23
PROPOSAL 2Approval of Amended and Restated Memorandum and Articles of Association	26
PROPOSAL 3Approval of the Purchase of SnO2 Production Lines	31
Cooperation Relating to SnO2 Production Lines	31
Summary of Major Terms of the Cooperation Contract	32
PROPOSAL 4Approval of the Acquisition of Faster Assets Limited	34
Sale and Purchase Transaction	34
Nasdaq Listing Requirements	36
PROPOSAL 5Approval of the Disposal of China Natures Technology Inc.	37
Sale and Purchase Transaction	37
Reasons for the Disposal	38

PROPOSAL 6	Approval of the Company’s 2007 Stock Option Plan .....................	40
PROPOSAL 7	Approval of Appointment of Independent Registered
	Public Accounting Firm ...............................................	44
Annex 1	The Amended and Restated Memorandum and Articles of Association ......	47
Annex 2	Cooperation Contract Relating to Solar Energy SnO2 Production Lines ..	71
Annex 3	Sale and Purchase Agreement Relating to Shares in Faster Assets ......	100
Annex 4	Sale and Purchase Agreement Relating to Shares in China Natures ......	118

It is important that your shares be represented at the Annual Meeting. Each Shareholder is urged to sign, date and return the enclosed proxy card which is being solicited on behalf of the Board of Directors. An envelope addressed to the Company’s transfer agent is enclosed for that purpose and needs no postage if mailed in the United States.

The Company is a foreign private issuer and is not subject to the proxy rules under Section 16 of the U.S. Securities Exchange Act of 1934, as amended. Accordingly, this Shareholders’ Circular and its content have not been reviewed or approved by the U.S. Securities and Exchange Commission, any state securities regulatory authority or NASDAQ.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong

SHAREHOLDERS’ CIRCULAR

2007 ANNUAL MEETING OF SHAREHOLDERS

This Shareholders’ Circular (the “Shareholders’ Circular”) is furnished to holders (the “Shareholders”) of the common stock, par value of US$0.01 each (“Shares”) of China Technology Development Group Corporation (“we”, “CTDC” or the “Company”) in connection with the solicitation by and on behalf of its Board of Directors of proxy cards (“Proxy” or “Proxies”) for use at the 2007 Annual Meeting of Shareholders (the “Annual Meeting”) to be held on October 19, 2007 at 10:00 a.m. (Hong Kong time), at Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of 2007 Annual Meeting of Shareholders (the “Notice”). The cost of preparing, assembling and mailing the Notice, this Shareholders’ Circular and Proxies is borne by the Company. The Company will also reimburse brokers who are holders of record of Shares for their expenses in forwarding Proxies and Proxy soliciting materials to the beneficial owners of such Shares. In addition to the use of mails, Proxies may be solicited without extra compensation by directors, officers and employees of the Company by telephone, telecopy, telegraph or personal interview. The approximate mailing date of this Shareholders’ Circular is September 25, 2007.

Unless otherwise specified, all proxies, in proper form, received before the time of the Annual Meeting will be voted for the re-election of all persons named herein as directors and in favor of each of the proposals set forth in the accompanying Notice as described below.

A Proxy may be revoked by a Shareholder at any time before its exercise by filing with Mr. Kang Li, the Acting Company Secretary of the Company, at the address set forth above, an instrument of revocation or a duly executed proxy bearing a later date, or by attendance at the Annual Meeting and electing to vote in person. Attendance at the Annual Meeting will not, in and of itself, constitute the revocation of a Proxy.

The close of business on September 20, 2007, New York time, has been fixed by the Board of Directors as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of and to vote at the Annual Meeting and any adjournment thereof.

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“2006 Annual Report”	the annual report of the Company for the year ended 31st December 2006
“2007 AGM” or “Annual Meeting”	the annual general meeting of the Company to be held at Unit 1712-
13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong, on October 19, 2007 at 10:00 a.m. (Hong Kong
time) or any adjournment or postponement thereof
“2007 AGM Notice” or “Notice”	the notice convening the 2007 AGM as set out on pages 2 to 3 of this circular
“Affiliate(s)”	the person(s) that directly, or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the person specified as defined in Rule 405 under the Securities
Act
“Board”	the board of directors of the Company
“China Biotech”	China Biotech Holdings Limited, a company incorporated in the British Virgin Islands with limited liability and the beneficial owner holding approximately 24.60% equity interest in the Company
“China Natures”	China Natures Technology Inc., a company incorporated in the British Virgin Islands with limited liability and the beneficial owner holding 71.43% equity interest in Zhejiang University (Hangzhou)
Innoessen Bio-technology Inc.
“China Solar”	China Solar Energy Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange of Hong Kong Limited
“China Solar Group”	China Solar Energy Group Limited, a company incorporated in Hong Kong and a subsidiary of the China Solar
“Company” or “CTDC” or “we”	China Technology Development Group Corporation, a company incorporated in the British Virgin Islands with limited liability, the Shares of which are listed on NASDAQ
“Cooperation Contract”	the cooperation contract relating to the solar energy SnO2 production line entered into by and between
China Merchants Zhangzhou Development Zone Trenda Solar Limited and China Solar Energy Group Limited as
of September 7, 2007
“Director(s)”	the director(s) of the Company
“Faster Assets”	Faster Assets Limited, a company incorporated in the British Virgin Islands with limited liability and the beneficial owner holding 100% equity interest in China Merchants Zhangzhou Development Zone Broad
Shine Solar Technology Limited
“Group”	the Company and its subsidiaries
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“NASDAQ”	The NASDAQ Stock Market, Inc.
“PRC”	the People’s Republic of China which, for the purpose of this circular, excludes Hong Kong, Macau Special Administrative Region of the PRC and Taiwan Province
“RMB”	Renminbi, the lawful currency of the PRC
“SEC”	the United States Securities and Exchange Commission
“Securities Act”	the United States Securities Act of 1933, as amended
“Share(s)”	ordinary share(s) of US$0.01 each in the capital of the Company
“Shareholder(s)”	the holder(s) of the Share(s)
“Shareholders’ Circular”	the shareholders’ circular attached to the proxy card and notice of the 2007 AGM, to be distributed to the Shareholders
“SPA Faster Assets”	the sale and purchase agreement relating to shares in Faster Assets to be entered into by and between the Company and China Biotech
“SPA China Natures”	the sale and purchase agreement relating to shares in China Natures entered into by and between the Company and Win Horse Investments Limited as of April 27, 2007

VOTING SECURITIES

Only holders of Shares of record at the close of business on September 20, 2007 are entitled to vote at the Annual Meeting. On the record date, the Company had 14,226,497 outstanding Shares, par value of US$0.01 each, the Company’s only outstanding voting securities. For the purposes of voting at the Annual Meeting, each Share entitles its holder to one vote upon all matters to be acted upon at the Annual Meeting.

Pursuant to the Company’s existing Memorandum and Articles of Association, an Annual Meeting is duly constituted if, at the commencement of the Meeting, there are present in person or by proxy not less than 33.33% of the votes of the Shares entitled to vote on resolutions of Shareholders to be considered at the Annual Meeting. Resolutions of the Shareholders may be approved by either an ordinary resolution (“Ordinary Resolution”) or a special resolution (“Special Resolution”). In the case of an Ordinary Resolution, a simple majority and in the case of a Special Resolution not less than 75% of the votes of the Shares entitled to vote thereon which were present at the Annual Meeting and were voted and not abstained, are required for the approval of the resolutions.

We set out below the approval requirements for each of the proposed resolutions:

1.	The election of directors requires the approval of the Shareholders by an Ordinary Resolution;

2.	The adoption by the Company of the Amended and Restated Memorandum and Articles of Association requires the approval of the Shareholders by an Ordinary Resolution;

3.	The entry into solar energy industry by purchasing SnO2 production lines requires the approval of the Shareholders by an Ordinary Resolution;

4.	The acquisition of Faster Assets Limited requires the approval of the Shareholders by an Ordinary Resolution;

5.	The disposal of China Natures Technology Inc. requires the approval of the Shareholders by an Ordinary Resolution;

6.	The approval and adoption of the 2007 Stock Option Plan requires the approval of the Shareholders by an Ordinary Resolution;

7.	The appointment of Friedman LLP, independent certified public accountants, as our Independent Registered Public Accounting Firm for fiscal year ending December 31, 2007 requires the approval of the Shareholders by an Ordinary Resolution.

China Biotech, in its capacity as Shareholder, will be entitled to vote on Proposal 4 despite being interested parties.

Abstentions and broker non-votes in respect of any matter are not considered as votes cast and therefore do not have any effect for the purpose of determining whether a proposal has been approved.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of September 20, 2007, certain information concerning the beneficial ownership of the Shares by (i) each Shareholder known by the Company to own beneficially five percent (5%) or more of the outstanding Shares; and (ii) each director and executive officer of the Company, and their percentage ownership and voting power.

	Shares Beneficially	Percent of Shares
Name and Address of Beneficial Owner (1)	Owned (2)	Beneficially Owned (2)
Shareholders known by the Company to own beneficially five percent or more of the outstanding Shares:
China Biotech	3,500,000	24.60%
Of 5/F, B&H Plaza, 27 Industry Avenue, Shekou, Shenzhen 518067, PR China
Beijing Holdings Limited	2,009,323	14.12%
Of Room 4301, Central Plaza, 18 Harbour Road Wanchai, Hong Kong
Harvest Smart Overseas Limited	1,000,000	7.03%
Of Room 3201, 32/F Singga Commercial Centre, 148 Connaught Road West, Hong Kong
Eastern Ceremony Group Limited	800,000	5.62%
Of Flat E, 14/F, Block 34, Laguna City, Kowloon, Hong Kong
Directors and officers of the Company:
Alan Li(3)	175,000	*	*
Zhenwei Lu(3)	100,000	*	*
Xu Qian	215,000	*	*
Ju Zhang(3)	20,000	*	*
Weidong Wang	20,000	*	*
Yezhong Ni	20,000	*	*
Xinping Shi	20,000	*	*

All directors and officers of the Company as a group

** Less than one percent.

(1)	Unless otherwise indicated, the address of each individual is c/o China Technology Development Group Corporation Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong.

(2)	In computing the number of Shares beneficially owned by a person and the percentage ownership of a person, Shares subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such Shares however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Shares of which they are the holders.

(3)	Mr. Alan Li, Chairman of the Board of Directors, Executive Director and Chief Executive Officer, Mr. Zhenwei Lu, Executive Director and Chief Operating Officer, and Mr. Ju Zhang, Executive Director, are Directors of China Biotech. Mr. Li, Mr. Lu and Mr. Zhang hereby disclaim any interest in Shares beneficially owned by China Biotech.

PROPOSAL 1

Election of Directors

The Board of Directors, in accordance with recommendation of the Nominating Committee, nominates the following individuals for election and proposes that such nominees shall be elected to the Board of Directors at this Annual Meeting:

• • • •	Kang Li Loong Cheong Chang Yu Keung Poon Xiaoping Wang

(each, a “Nominee” and collectively, the “Nominees”)

Our Board of Directors is currently comprised of eleven (11) members. The Board of Directors has the power under the Company’s existing Articles of Association to remove or appoint any person to be a director to fill a vacancy on the Board of Directors provided that such appointment shall terminate at the next annual general meeting of Shareholders. According to Regulation 83A and 83B of the Memorandum and Articles of Association, one-third of the Directors shall retire from office by rotation and the retiring Directors shall be eligible for re-election and shall continue to act as directors throughout the meeting at which they retire.

Mr. Kang Li, Mr. Loong Cheong Chang, Mr. Yu Keung Poon and Mr. Xiaoping Wang have been appointed as directors to fill the vacancies arising in the Board of Directors in 2007 and are nominated by the Board of Directors for re-election at this Annual Meeting under the recommendations of the Company’s Nominating Committee.

The Nominating Committee is responsible for the nomination of candidates to serve on the Board of Directors. The Nominating Committee currently comprises three independent directors, Mr. Loong Cheong Chang, Mr. Weidong Wang and Dr. Xinping Shi, all of whom satisfy the independence requirements under Rule 10A-3 under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and Rule 4350 of the NASDAQ Stock Market Marketplace Rules (“Marketplace Rule”).

The Nominating Committee was established pursuant to a Board resolution adopted on July 28, 2005 granting it the authority to (i) identify qualified individuals to become Board members, consultants and officers of the Company, (ii) recommend to the Board candidates to fill Board vacancies and newly-created director positions, (iii) recommend whether incumbent directors should be nominated for re-election to the Board upon the expiration of their term, and (iv) oversee the evaluation of the Board’s performance. Members of the Nominating Committee have considered the Nominees for the Board of Directors and have resolved by a written resolution to recommend the Nominees identified above for election to the Board of Directors at this Annual Meeting.

Unless otherwise directed, the person named in the Proxy intends to cast all Proxies received for the election of each Nominee to serve as directors upon his nomination at the Annual Meeting. Each Nominee has advised the Company of his willingness to serve on the Board of Directors as a director of the Company if he is elected at the Annual Meeting. Should any Nominee become unavailable for election to the Board of Directors for any reason, the person named in the Proxies shall have discretionary authority to vote the Proxies for one or more alternative Nominees who will be designated by the Board of Directors. The executive officers of the Company appointed by the Board of Directors at the first meeting after each annual meeting of the Company’s Shareholders shall hold office pursuant to their terms of employment subject to the discretion of the Board of Directors.

Mr. Loong Cheong Chang, Mr. Yu Keung Poon and Mr. Xiaoping Wang are independent directors, each of whom satisfies the independence requirements of Marketplace Rule 4350 and Rule 10A-3 under the Exchange Act. If they are elected, Mr. Loong Cheong Chang and Mr. Yu Keung Poon will become members of the Audit Committee, Compensation Committee and Nominating Committee of the Company. Mr. Yu Keung Poon will also become the financial expert of the Audit Committee.

Information about Directors and Nominees

Set forth below is certain information with respect to directors and nominees:

Name	Age	Current Positions	Positions Nominated
Alan Li	39	Chairman of the Board, executive director and Chief Executive Officer	Chairman of the Board, Executive Director and Chief Executive Officer
Zhenwei Lu	36	Executive director and Chief Operating Officer	Executive director and Chief Operating Officer
Kang Li	40	Executive director, Chief Investment Officer and Acting Company Secretary	Executive director, Chief Investment Officer and Acting Company Secretary
Xu Qian	43	Executive director	Executive director
Ju Zhang	44	Executive director	Executive director
Loong Cheong Chang (a)(c)	61	Independent director	Independent director
Xiaoping Wang	47	Independent director	Independent director
Yu Keung Poon (a)(b)	42	Independent director	Independent director
Yezhong Ni (a)	37	Independent director	Independent director
Weidong Wang (b)(c)	40	Independent director	Independent director
Xinping Shi (b)(c)	48	Independent director	Independent director

(a) Member of the Audit Committee
(b) Member of the Compensation Committee
(c) Member of the Nominating Committee

Mr. Alan Li, 39, was appointed Executive Director of the Company on May 24, 2005. He was further appointed Chief Executive Officer and the Chairman of the Board of the Directors of the Company on January 5 and May 17, 2007, respectively. Mr. Li obtained a Masters degree in Business Administration from Murdoch University, Australia. Prior to joining the Company he served as the Executive Director of Shun Tai Investment Limited, a company engaged in investment, merger and acquisition of hospitals and pharmaceuticals factories in China. From 2000-2002, Mr. Li functioned as the Executive Director and Vice President of Linchest Technology Ltd. Mr. Li has demonstrated considerable experience in investment and management of conglomerate companies. His current responsibilities include strategic planning, merger and acquisition and capital market development of the Company.

Mr. Zhenwei Lu, 36, was appointed Executive Director of the Company on January 5, 2007 and was further appointed the Chief Operating Officer of the Company on March 26, 2007. Mr. Lu obtained a Bachelors degree from Shanghai Marine University and a Masters degree from Zhongnan University of Economics and Law. He is also the General Manager of China Merchants Technology Co., Ltd. (“CMTH”), a wholly owned subsidiary of the China Merchants Group. China Merchants Group is one of the largest state-owned enterprises directly under the administration of the China State Council and has significant business operations across Hong Kong and China in real estate, energy, logistics, technology, ports, highways, and industrial zones. Mr. Lu’s current responsibilities include assets management and general management of the Company.

Mr. Kang Li, 40, was appointed as Chief Investment Officer of the Company on March 26, 2007. He was also appointed the Executive Director and Acting Company Secretary of the Company on May 23, 2007. Mr. Li obtained a Bachelors degree in Law from Fudan University in 1987 and subsequently in 1995 earned a Masters degree in Law from Xiamen University. He acquired the qualification of lawyers in 1993. Mr. Li served as Senior Manager in Investment Banking Department of China Eagle Securities Co., Ltd. in 1996 and from 1997 to 2001 he held the position of Senior Manager in Investment Banking Department of China Merchants Securities Co., Ltd. Prior to joining the Company, Mr. Li was Vice President of China Science & Merchants Venture Capital Management Co., Ltd.

Mr. Xu Qian, 43, was appointed Executive Director on March 29, 2005. Mr. Qian graduated from the Economics and Management Faculty of Beijing Industrial University with a bachelor degree in Economics in 1986. From 1986 to 1993, he worked as an economic analyst in the Statistics Bureau of the Beijing People’s Municipal Government. From 1993 to 1996, he worked as an independent auditor in Hong Kong and from 1996 to 1998, he worked as the Project Chief Financial Officer of the TA Orient Telecommunication Co., Ltd. Since 1998, he worked as the Finance Manager of Beijing Holdings. In March 2005, he was promoted to serve as the Chief Financial Officer of Beijing Holdings and was further promoted as the Assistant General Manager of Beijing Holdings in March 2006. Mr. Qian has extensive experience in mergers and acquisitions, corporate restructuring and financial management.

Mr. Ju Zhang, 44, was appointed Executive Director of the Company on May 24, 2005. Mr. Zhang obtained a Masters degree in Philosophy from the Chinese Academy of Social Sciences and a Bachelors degree in Energy Engineering from Tsinghua University. He is currently the assistant to General Manager of Corporate Management Department, China Merchants Group Co. Ltd. He served as Deputy Chairman of China Merchants Technology Holdings Co., Ltd. Inclusive to his aforementioned duties Mr. Zhang was also appointed the Associate Professor of Chinese Academy of Medical Sciences and Peking Union Medical College, the assistant Director of Department of Research in National Committee of Science and Technology and Department of Research in Chinese Ministry of Science and Technology.

Mr. Loong Cheong Chang, 61, was appointed our Independent Director on January 5, 2007, the Chairman of the Audit Committee and a member of the Nominating Committee on March 2, 2007. Mr. Chang holds the Certificate of Business Management from Hong Kong management Association. He served as a member of senior management of Orient Overseas Container Line, Ltd. (OOCL) and Island Navigation Corporation International Ltd. (INCIL); Director and General Manager of Noble Ascent Company Ltd. Hong Kong. Mr. Chang is now holding the position of Chairman of Audit Committee and Independent Non-Executive Director of Guangshen Railway Company Limited (listed in HKSE & NYSE) and the Director of Orient International (Shanghai) Ltd.

Mr. Xiaoping Wang, 47, was appointed our Independent Director on January 5, 2007. Mr. Wang is now the Dean, Professor and Doctoral Tutor of School of Economics, Jiangxi University of Finance and Economics. Inclusive to his aforementioned duties and positions, he serves as Independent Director of Jiangxi Ganneng Co., Ltd., Director of Association of Foreign Economics Studies in China, Vice Chairman of Youth Association of Social Science of Jiangxi Province, Managing Director of Association of Economics Studies, Jiangxi Province, and Fellow Researcher of Advisory and Consulting Committee of Jiangxi Provincial Government.

Dr. Xinping Shi, 48, was appointed our Independent Director on July 28, 2005, the Chairman of the Company’s Compensation Committee and Nominating Committee on March 2, 2007. Dr. Shi obtained a Doctorate degree and a Masters degree in Business Administration from Middlesex University and Lancaster University, UK respectively. Dr. Shi is holding positions as Director of Logistics Management Research Centre, Coordinator of Logistics and Supply Chain Management of the School of Business, and Associate Professor of the Department of Finance and Decision Sciences of the Hong Kong Baptist University. Dr. Shi also serves as an Independent Director of China Merchants Shekou Holdings Company Limited, a company listed on the Shenzhen Stock Exchange and a Director of Weboptimal International Limited, a management consulting firm. He is also Guest Professor of the College of Logistics of Beijing Normal University and Advisor of the Chamber of Hong Kong Logistics.

Mr. Weidong Wang, 40, was appointed our Independent Director on July 28, 2005 and a member of the Company’s Compensation Committee and Nominating Committee on March 2, 2007. He qualified as International Business engineer in China in 1994, a Masters degree in Public Finance from the Tianjin University of Finance & Economics in 1999 and obtained the Master of Business and Administration from Murdoch University, Australia in 2000. Mr. Wang served as the Business Representative of Henan Province in China from 1990 to 1991 and the Business Director of China National Cereals, Oils & Foodstuffs Import & Export Corporation from 1991 to 2000. Mr. Wang was appointed the Deputy General Manager of Ceroilfood Enterprises Limited, Deputy Director of Henan Hong Kong Business Promotion Centre, Representative in Hong Kong of Henan Provincial Bureau of Commerce and he is in charge of overseas business development and management. Mr. Wang has demonstrated ample experience in import and export business of oil, cereal products and foodstuffs.

Mr. Yu Keung Poon, 42, was appointed our Independent Director, a member of the Compensation Committee and the financial expert of the Audit Committee of the Company on March 2, 2007. Mr. Poon graduated from The Hong Kong Polytechnic University with a professional diploma in accountancy, and subsequently received his Executive MBA degree from The Chinese University of Hong Kong in 2004. He is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants in England. He is currently the Financial Controller and the Company Secretary of Jiuzhou Development Company Limited (HKSE: 0908). Prior to joining Jiuzhou Development Company Limited, he had worked in Ernst & Young Hong Kong in the auditing field and had assumed the accounting and financial management positions in a number of China affiliated and multinational companies.

Mr. Yezhong Ni, 37, was appointed our Independent Director and a member of the Auditing Committee of the Company on April 28, 2005. Mr. Ni graduated from the Law School of the Peking University in 1990 and is currently holding a position as a partner of the Kingson Law Firm, one of the leading law firms in China. He has demonstrated experience in legal services for bankruptcy, derivatives and financial instruments.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE INDIVIDUAL RESOLUTION WITH RESPECT TO THE ELECTION BY ORDINARY RESOLUTION OF EACH OF THE ABOVE NOMINEES.

THE BOARD OF DIRECTORS

Directors

The Board of Directors currently consists of 11 directors. See “Information about Directors and Nominees”.

Meeting of the Board

The Board of Directors met fourteen (14) times during the year ended December 31, 2006. We do not have a policy with regard to Board members’ attendance at annual meeting of Shareholders.

Communications with the Board of Directors

The Board of Directors maintains a process whereby Shareholders may communicate with the Board. Shareholders wishing to communicate with the Board or any individual director should mail a communication addressed to the Board or the individual director to the Board of Directors, c/o China Technology Development Group Corporation, Unit 1712-13, Tower 1, Admiralty Centre, No. 18 Harcourt Road, Hong Kong, China. Any such communication must state the number of Shares beneficially owned by the Shareholder making the communication. All of such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.

Board Committees

The Board of Directors has established a Compensation Committee, a Nominating Committee and an Audit Committee.

Compensation Committee

The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for our officers, including our Chief Executive Officer and employees. The Compensation Committee also administers our stock option plans. The Compensation Committee consists of three directors, each of whom meets the independence requirements and standards established by Rule 10A-3 of the Exchange Act as well as the relevant NASDAQ rules. The Compensation Committee was established on May 24, 2005. The Compensation Committee currently consists of Dr. Xinping Shi, Mr. Weidong Wang and Mr. Yu Keung Poon.

Nominating Committee

The purpose of the Nominating Committee is to assist the Board of Directors in identifying qualified individuals to become Board members, in determining the composition of the Board of Directors and in overseeing the evaluation of the Board’s performance. The Nominating Committee was established on July 28, 2005 and consists of three directors, each of whom meets the independence requirements and standards established by Rule 10A-3 of the Exchange Act as well as the relevant NASDAQ rules. The Nominating Committee currently consists of Dr. Xinping Shi, Mr. Weidong Wang and Mr. Loong Cheong Chang.

The Nominating Committee will consider director candidates recommended by Shareholders. Potential nominees to the Board of Directors are required to have such experience in business or financial matters as would enable such nominee to contribute to the decision-making process of the Board of Directors and the prudent management of the Company’s affairs and are required to be “independent”, as such term is defined in NASDAQ and SEC rules and regulations. Shareholders wishing to submit the name of a person as a potential nominee to the Board of Directors must send the name, address, and a brief (no more than 500 words) biographical description of such potential nominee to the Nominating Committee at the following address: Nominating Committee of the Board of Directors, c/o China Technology Development Group Corporation, Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong, China. Potential director nominees will be evaluated by personal interview, such interview to be conducted by one or more members of the Nominating Committee, and/or any other method the Nominating Committee deems appropriate. The Nominating Committee may solicit or receive information concerning potential nominees from any source it deems appropriate. The Nominating Committee need not engage in an evaluation process unless (i) there is a vacancy on the Board of Directors, (ii) a director is not standing for re-election, or (iii) the Nominating Committee does not intend to recommend the nomination of a sitting director for re-election. A potential director nominee recommended by a Shareholder will not be evaluated any differently than any other potential nominee.

Audit Committee

The Audit Committee consists of three directors, each of whom meets the independence requirements and standards established by Rule 10A-3 of the Exchange Act as well as the relevant NASDAQ rules. In addition, the Board of Directors has determined that Mr. Yu Keung Poon is an “audit committee financial expert” and “independent” as defined under Rule 10A-3 of the Exchange Act. The Audit Committee assists the Board by overseeing the performance of the independent registered public accounting firm that performs audit services for the Company and the quality and integrity of the Company’s internal accounting, auditing and financial reporting practices. The Audit Committee is responsible for retaining (subject to Shareholder ratification) and, as necessary, terminating the independent registered public accounting firm, annually reviews the qualifications, performance and independence of the independent registered public accounting firm and the audit plan, fees and audit results, and pre-approves audit and non-audit services to be performed by the registered public accounting firm and related fees. The Audit Committee operates under a written charter. During the year ended December 31, 2006, the Audit Committee met four (4) times.

Committee Reports

Audit Committee Report (1)

The Audit Committee operates pursuant to its adopted charter. Members of the Audit Committee are independent, within the meaning of the NASDAQ rules and the SEC regulations.

The Audit Committee oversees the Company’s financial controls and reporting processes on behalf of the Board of Directors. Management is responsible for the financial reporting process including the systems of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States. The independent registered public accounting firm is responsible for planning and performing an audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States and for auditing management’s assessment of internal controls over financial reporting. The independent registered public accounting firm is also responsible for expressing an opinion on those financial statements and on management’s assessment and the effectiveness of internal control over financial reporting based on their audit.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed the audited financial statements in the Annual Report on Form 20-F for the year ended December 31, 2006 with management and the independent registered public accounting firm, including a discussion of the adoption of accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements and those matters required to be discussed under SAS 61, as amended by SAS 90. In addition, the Audit Committee has received the written disclosures and letter from the independent registered public accounting firm as required by Independence Standards Board No. 1, and has discussed with the independent registered public accounting firm their independence from management and the Company including the matters in the written disclosures required by the Independence Standards Board No.1.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2006 for filing with the Securities and Exchange Commission. The Audit Committee and the Board have also recommended, subject to Shareholder approval, the selection of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2007.

Mr. Loong Cheong Chang, Chair
Mr. Yu Keung Poon
Mr. Yezhong Ni

(1)	The material in the above Audit Committee report is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, whether made before or after the date of this Shareholders’ Circular and irrespective of any general incorporation language in such filing.

Compensation Committee Report on Executive Compensation (1)

The goal of the Company’s executive compensation policy is to ensure that an appropriate relationship exists between executive compensation and the creation of Shareholder value, while at the same time attracting, motivating and retaining experienced executive officers. The Compensation Committee considers a number of factors in making recommendations to the Board of Directors, which may include:

•	providing levels of compensation competitive with companies in comparable industries which are at a similar stage of development and in the Company’s geographic area;

•	identifying appropriate performance targets for the Company;

•	integrating the compensation of the executive officers of the Company with the achievement of performance targets;

•	rewarding above average corporate performance; and
•	recognizing and providing incentive for individual initiative and achievement.

None of the executive officers or directors of the Company has entered into service contracts with the Company.

The Compensation Committee endorses the position that equity ownership by the executive officers of the Company is beneficial in aligning their interests with those of our Shareholders, especially in the enhancement of Shareholder value by providing the executive officers with longer-term incentives.

Dr. Xinping Shi, Chair
Mr. Weidong Wang
Mr. Yu Keung Poon

(1)	The material in the above Compensation Committee report is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date of this Shareholders’ Circular and irrespective of any general incorporation language in such filing.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors and officers. A written copy of the Code will be provided upon request at no charge by writing to our Company Secretary, Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong, China.

Section 16(a) Beneficial Ownership Report Compliance Exemption

As a foreign private issuer, our directors, executive officers and persons who beneficially own more than 10% of our Shares are exempt from the requirements of Section 16(a) of the Exchange Act, which require directors, executive officers and persons who beneficially own more than 10% of a registered class of equity securities of a company to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of that company’s shares and/or other equity securities.

DIRECTOR AND EXECUTIVE COMPENSATION

Director Compensation

Except Mr. Changshan Zhao, a resigned director who received RMB1,170,000 for his service as the Chairman of the Board of Directors, we did not pay any cash compensation to other directors for the year ended December 31, 2006.

Executive Compensation

Mr. Xu Qian, Mr. Alan Li and Mr. Michael Siu received cash compensation for their services as executive officers of the Company. The cash compensation paid to the officers for the year ended December 31, 2006 were:

Name	Position(s) held	Amount
		(RMB’000)
Alan Li	Chief Executive Officer	910
Xu Qian	Resigned Chief Executive Officer	910
Michael Siu	Resigned Chief Financial Officer and Company Secretary	715

No other executive officers of the Company received any cash compensation for their services for the year ended December 31, 2006.

Stock Option Grants

The Company has granted stock options to certain directors and officers. The names and titles of our directors and executive officers to whom we have granted options which are outstanding as of December 31, 2006 and the number of Shares subject to such options are set forth in the following table:

		Number of	Exercise per
Name	Title/Office	options	option (US$)	Expiration Date
Alan Li	Chairman, Chief	75,000	1.85	September 20, 2015 (2)
	Executive Officer and
	Executive Director	100,000	3.18	September 18, 2016 (3)
Zhenwei Lu	Executive Director	40,000	1.85	September 20, 2015 (2)
		60,000	3.18	September 18, 2016 (3)
Xu Qian	Executive Director	50,000	1.15	December 28, 2009 (1)
		25,000	1.85	September 20, 2015 (2)
		140,000	3.18	September 18, 2016 (3)
Ju Zhang	Executive Director	10,000	1.85	September 20, 2015 (2)
		10,000	3.18	September 18, 2016 (3)
Xinping Shi	Independent Director	10,000	1.85	September 20, 2015 (2)
		10,000	3.18	September 18, 2016 (3)
Yezhong Ni	Independent Director	10,000	1.85	September 20, 2015 (2)
		10,000	3.18	September 18, 2016 (3)
Weidong Wang	Independent Director	10,000	1.85	September 20, 2015 (2)
		10,000	3.18	September 18, 2016 (3)
Changshan Zhao	Resigned-Chairman and	50,000	1.15	December 28, 2009 (1)
	Executive Director	45,000	1.85	September 20, 2015 (2)
		190,000	3.18	September 18, 2016 (3)
Michael Siu	Resigned-Executive	40,000	1.15	December 28, 2009 (1)
	Director, Chief Financial	15,000	1.85	September 20, 2015 (2)
	Officer and Secretary	90,000	3.18	September 18, 2016 (3)
Yibing Zhang	Resigned-Chief Financial	20,000	3.18	September 18, 2016 (3)
	Officer and Company	60,000	3.18	September 18, 2016 (3)
	Secretary
Peter Fu	Resigned-Independent	10,000	1.85	September 20, 2015 (2)
	Director	10,000	3.18	September 18, 2016 (3)
L C Wan	Resigned-Independent	10,000	1.85	September 20, 2015 (2)
	Director	10,000	3.18	September 18, 2016 (3)
Meng Wan	Resigned Independent	10,000	1.85	September 20, 2015 (2)
	Director	10,000	3.18	September 18, 2016 (3)

(1)	These options were granted under the Company’s 1996 Stock Option Plan. These options were granted pursuant to a board resolution passed on December 28, 1999 (the “Resolution”) and are fully vested as of December 31, 2006.

(2)	These options were granted under the Company’s 2000 Stock Option Plan. These options were granted pursuant to a board resolution passed on September 20, 2005 and are fully vested as of December 31, 2006.

(3)	These options were granted under the Company’s 2005 Stock Option Plan. These options were granted pursuant to a board resolution passed on September 18, 2006 and are fully vested as of December 31, 2006.

The following table sets forth information concerning the exercise of options and option holdings for the year ended December 31, 2006 with respect to the named directors and executive officers.

	Shares		Number of Securities		Value of Unexercised
	Acquired		Underlying Unexercised		In-The-Money Options
	on	Value	Options at FY-End 2006		at FY-End 2006 (1)
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Alan Li Zhenwei Lu Xu Qian Ju Zhang Xinping Shi Yezhong Ni Weidong Wang Changshan Zhao Michael Siu Yibing Zhang Peter Fu LC Wan Meng Wan	0 0 0 0 0 0 0 0 0 0 0 0 0	US$0 US$0 US$0 US$0 US$0 US$0 US$0 US$0 US$0 US$0 US$0 US$0 US$0	175,000 100,000 215,000 20,000 20,000 20,000 20,000 285,000 145,000 80,000 20,000 20,000 20,000	0 0 0 0 0 0 0 0 0 0 0 0 0	US$948,500 US$538,200 US$1,177,500 US$110,300 US$110,300 US$110,300 US$110,300 US$1,543,600 US$804,400 US$388,000 US$110,300 US$110,300 US$110,300	US$0 US$0 US$0 US$0 US$0 US$0 US$0 US$0 US$0 US$0 US$0 US$0 US$0

(1)	Based on the fair market value of our Shares at year-end, US$8.03 per Share, less the exercise price payable for such Shares.

PROPOSAL 2

Approval of Amended and Restated Memorandum
and Articles of Association

We propose making a number of significant amendments to our Memorandum and Articles of Association, as set out in the attached Amended and Restated Memorandum and Articles of Association as Annex 1 of this Shareholders’ Circular. The main purposes for these amendments are:

•	To provide the Board of Directors with authority in relation to the issuance of Preferred Shares and other basic corporate matters.

Under the current Memorandum of Association, the authorized capital is made up of one class and one series of shares divided into 5,000,000,000 shares of US$0.01 par value. Should the creation of Preferred Stock be adopted by our Shareholders at this Annual Meeting, the authorized capital is made up of two classes of shares divided into 4,000,000,000 shares of common stock, US$0.01 par value, and 1,000,000,000 shares of preferred stock, US$0.01 par value. The Board of Directors is vested with the authority to authorize by resolution from time to time the issuance of the preferred shares in one or more series and to prescribe the number of preferred shares within each such series and the voting powers, designations, preferences, limitations, restrictions and relative rights of each such series.

The current Articles of Association requires an ordinary resolution of Shareholders in respect of appointment of subsequent auditors and determination of the remuneration of the independent registered accounting firm of the Company. These provisions are unusual for the articles of association of a public listed company. For public listed companies, decision-making authority regarding such matters is usually conferred on the board of directors, to ensure that the board has sufficient authority to increase transparency and corporate accountability to shareholders. This amendment will permit the Board of Directors to appoint subsequent auditors and to fix the remuneration of the independent registered accounting firm.

•	To ensure flexibility with listing requirements consistent with our status as a public listed company.

The current Articles of Association requires us to prepare financial statements in accordance with generally accepted accounting principles in the United States (“US GAAP”), to ensure internal controls complying with applicable NASDAQ listing standards, applicable laws and the rules and regulations of the United States Securities and Exchange Commission (“US SEC”), and to ensure auditors complying with standards of independence established by US SEC. Our current practice is and will be entirely in line with such requirements for so long as the shares of the Company are listed on NASDAQ. Therefore, we believe that it is unnecessary to include such listing requirements as regulations in the Articles of Association. This amendment will maintain the Company flexibility with listing requirements on other markets, as well as complying with any future revisions or changes to current NASDAQ requirements.

•	To eliminate certain other provisions which are duplicative with listing requirements.

The current Articles of Association provide for the establishment and maintenance of committees of the Board of Directors, including an audit committee, a nominating committee and a compensation committee, that meet all relevant standards of independence, including those of US SEC and NASDAQ listing standards. We currently have established audit, nominating and compensation committees and our current practice is in line with such requirements. It is duplicative to include these requirements as regulation in the Articles of Association.

The proposed amendments will eliminate the provisions in respect of these matters. We believe that these amendments are consistent with our status as a public listed company and market practice.

Summary of Major Amendments in the Amended and Restated Memorandum and Articles of Association

The following is a general description of the principal changes, deletions, and additional requirements proposed for the Company’s Memorandum and Articles of Association and is qualified by and subject to the full text of the Amended and Restated Memorandum and Articles of Association:

Memorandum of Association

Creation and authorization of preferred stock

Our Board of Directors has approved, subject to Shareholders’ approval, an amendment to our Memorandum of Association to provide that the authorized capital shall be restated to be made up of two classes of shares divided into 4,000,000,000 shares of common stock, US$0.01 par value, and 1,000,000,000 shares of preferred stock, US$0.01 par value (“Preferred Stock”) and authorize the Board of Directors, without any vote or action by the Shareholders, to cause Preferred Stock to be issued in series with such voting rights and such designations, preferences, limitations, restrictions and relative rights as the Board may determine. The Board of Directors has directed that the proposed amendment be submitted to a vote of our Shareholders at this Annual Meeting.

We believe that it is desirable in our and your best interests that we have the flexibility to issue shares of Preferred Stock in series and to fix the terms of each series, without seeking further Shareholders’ approval, except as otherwise provided by law. We may use authorized Preferred Stock for various corporate purposes, including possible future financing and acquisition transactions, possible recapitalization through a stock split or stock dividend, issuance of additional stock options or awards, and other corporate purposes.

If the proposed amendment is approved, the Board of Directors would be authorized to issue these shares of Preferred Stock in one or more series with such voting powers, designations, and relative, participating, optional or other special rights as we may determine in our sole discretion, without further authorization by our Shareholders. Our Shareholders will not have preemptive rights to subscribe for shares of Preferred Stock.

We cannot determine the actual effects of the Preferred Stock on your rights as Shareholders until we create a series of Preferred Stock and determine the rights of the holders of such series. However, such effects might include:

•	restrictions on the payment of dividends to holders of the common stock;

•	dilution of your voting power if the holders of shares of Preferred Stock are given voting rights;

•	dilution of your equity interests and voting power if the Preferred Stock is convertible into common stock; and

•	restrictions upon any distribution of assets to the holders of the common stock upon liquidation or dissolution until the satisfaction of any liquidation preference granted to the holders of Preferred Stock.

We currently do not have any agreements, plans or arrangements for the issuance of any shares of Preferred Stock, except as follows: subject to Shareholders’ approval of this Proposal and the Faster Assets SPA Proposal, we intend to designate and issue 1,000,000 shares of Series A Preferred Shares to the Vendor with the following rights and preferences:

•	rank prior to all of the Company’s shares of Common Stock with respect to payment of dividends and upon distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary;

•	voting rights with an aggregate voting power of 25% of the combined voting power of the entire Company’s shares of Common Stock and Preferred Stock; and

•	the Company shall have no right to redeem the Series A Preferred Shares.

The adoption of the proposed amendment to our Memorandum of Association could have the effect of discouraging attempts to acquire control of us. We have no knowledge of any present effort to accumulate our securities or to obtain control of us. We have no plans at the present time to submit to our Shareholders for approval or take any other action with respect to any proposals, other than the proposed amendment to our Memorandum of Association and the SPA Faster Assets Proposal, which might be deemed to have an anti-takeover effect. In our judgment, there are now no provisions in our Memorandum of Association or Articles of Association that could be viewed as having, to a significant extent, such an effect other than (a) provisions in our Memorandum of Association providing that vacancies in our Board of Directors may be filled by a majority of our remaining directors, and (b) provisions providing for the acceleration of the exercisability of options in certain circumstances. There is no inter-relationship between the existing provisions and the proposed amendment.

Regulation 9 of our Memorandum of Association is proposed to be amended to read in its entirety as follows:

“The authorized capital is made up of two classes of shares divided into 4,000,000,000 shares of common stock, US$0.01 par value, and 1,000,000,000 shares of preferred stock, US$0.01 par value. The Board of Directors is vested with the authority to authorize by resolution from time to time the issuance of the preferred shares in one or more series and to prescribe the number of preferred shares within each such series and the voting powers, designations, preferences, limitations, restrictions and relative rights of each such series.”

Articles of Association

Issuance and Disposal of Shares

The proposed amendment of Regulation 11 will not repeat the NASDAQ requirement in relation to Shareholders’ approval on issuance of new Shares in excess of 20% of the Shares outstanding immediately prior to such issuance.

Nominating Committee, Compensation Committee and Audit Committee

The proposed amendments will eliminate Regulations 106A to C, 106D to F and 134A to C in respect of establishment and maintenance of committees of the Board of Directors, including audit committee, nominating committee and compensation committee. These provisions are duplicative with the listing requirements of US SEC and NASDAQ listing standards.

Accounts and Audit

The proposed amendments will delete the last sentence in Regulations 126A – B and 127 starting with “For so long as the shares of the Company are listed on NASDAQ...” for the same reason as above.

The proposed amendments of Regulations 128 and 130(b) will delegate the Board of Directors to appoint the independent registered accounting firm as the subsequent auditors of the Company and to fix the remuneration of the Company.

In summary, the Board of Directors believe that the proposed amendments, if approved, will bring the Memorandum and the Articles of Association of the Company into line with that of the other listed companies and with the current practice of the Company in compliance with the listing rules and regulations of US SEC and NASDAQ.

As such, on September 7, 2007, the Board of Directors unanimously adopted a resolution approving a proposal for the Company to adopt the Amended and Restated Memorandum and Articles of Association containing changes outlined above. The adoption of the Amended and Restated Memorandum and Articles of Association requires the approval of Shareholders by an Ordinary Resolution and the Amended and Restated Memorandum and Articles of Association incorporating the proposed amendments are set forth in Annex 1 and 1.1, respectively. The Board of Directors has determined that the adoption of the Amended and Restated Memorandum and Articles of Association is advisable and has directed that the proposal for adoption be considered at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ORDINARY RESOLUTION WITH RESPECT TO THE PROPOSAL TO ADOPT THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

PROPOSAL 3

Approval of the Purchase of SnO2 Production Lines

The following is a summary of the material terms of the proposed cooperation with China Solar relating to the solar energy SnO2 production lines. This summary is intended to provide you with basic information concerning the Cooperation Contract.

Cooperation Relating to SnO2 Production Lines

The Company focuses its business on emerging industries and from time to time evaluates opportunities to diversify its business in emerging industries on advantageous terms in order to achieve corporate objectives as established by the Board of Directors and to maximize return on equity for the Shareholders.

After due and careful consideration, the Board of Directors has determined that it is in the best interest of the Company and all of its Shareholders to exploit the Company’s existing resources and its business operations in the solar energy sector by cooperating with strategic partners that are highly experienced in this area.

The booming global renewable energy market, especially the solar power market, has grown significantly in the past decade. According to Solarbuzz LLC, an independent solar energy research and consulting company, the global solar power market, as measured by annual solar power system installations, increased from 345 MW in 2001 to 1,460MW in 2005, representing a compounded annual growth rate, or CAGR, of 43.4%, while solar power industry revenues grew from approximately US$2.0 billion in 2000 to approximately US$9.8 billion in 2005, representing a CAGR of 37.4%. Despite the rapid growth, solar energy constitutes only a small fraction of the world’s energy output and therefore is expected to have significant growth potential. Solarbuzz projects that annual solar power industry revenues will reach US$18.6 billion by 2010, representing a CAGR of 13.7% from 2005.

In China, the climate changes and global warming, China’s worsening environmental mess and an alarming dependence on imported oil have prompted Chinese government to set some ambitious goals for solar power. In 2006, China’s solar power consumption was less than 10 megawatts, a tiny fraction of the country’s total electricity consumption of 2.83 billion megawatts. By 2010, though, China hopes to be generating and consuming about 300 megawatts of solar energy, roughly equivalent to what Japan, the world’s second largest consumer of solar energy, used in 2006.

In furtherance of these objectives, the Board of Directors has identified China Solar as a potential strategic partner of the Company in the solar energy industry. In particular, the Board of Directors believes that China Solar’s state-of-the-art technology and experience in the solar energy industry, especially in research and marketing of the solar photovoltaic product, will assist the Company in further enhancing its expansion and development in the industry of environment-friendly energy.

Accordingly, we have entered into a Cooperation Contract relating to the solar energy SnO2 production line with China Solar, pursuant to which, subject to approval by Shareholders and satisfaction of the other conditions set out therein, the Company will purchase SnO2 production lines from China Solar for cash consideration of US$ 8,000,000 and China Solar will purchase all the products manufactured by the SnO2 production lines from us with a price agreed mutually by both parties.

The Audit Committee reviewed the proposed terms of the Cooperation Contract. In making its decision to recommend the Cooperation Contract to the Board of Directors and the Shareholders, the Audit Committee considered a number of factors, not only future prospects of the new business line, but also historical business and financial performance.

The Audit Committee considered the fact that the Company’s business has undergone several evolutions since 2000. After exiting the sanitary wares and ceramic tiles business in 2000, the Company has pursued the information technology business, first as a systems integrator and subsequently as a network security service provider (“IT Business”). Since 2005, the Company has also engaged in the health and dietary supplement business, having begun to produce products utilizing the bio-active ingredients of bamboo (“Nutraceutical Business”). Following the disposal of the production base of nutraceutical operations of China Natures, the Company could not continue with production and sales of nutraceutical products. Accordingly the Board of Directors proposed to dispose China Natures for Shareholders’ approval as set out in the Proposal 5.

The financial results achieved by the Company throughout the years 2004 to 2006, consisting of operating losses and net losses recorded in each period, have not been satisfactory to Shareholders or the Board of Directors. Operating losses for the years 2004, 2005 and 2006 were US$1,348,000 US$2,237,000 and US$13,655,000, respectively. For the same periods, losses attributable to Shareholders were US$1,297,000, US$2,407,000 and US$14,371,000, respectively.

Summary of Major Terms of the Cooperation Contract

Scope of Cooperation Contract

China Merchants Zhangzhou Development Zone Trenda Solar Limited (“Trenda Solar”), a wholly-owned subsidiary of the Company, and China Solar Energy Group Limited (“China Solar Group”), a wholly-owned subsidiary of China Solar Energy Holdings Limited, entered into a Cooperation Contract Relating to the Solar Energy SnO2 Production Line dated September 7, 2007. Pursuant to the terms and conditions of the Cooperation Contract, Trenda Solar will purchase from China Solar Group the SnO2 production lines, including but not limited to the production technique, licensed know-how and/or patent, technical secrets, technical documentation, technical Service, technical training and technical maintenance of SnO2 production lines necessary for production (the “Contract Equipment”), with a cash consideration of US$8,000,000.

Upon the completion of the installation and performance test of the Contract Equipment, China Solar Group shall purchase all of the products manufactured by us at a price mutually agreed by both parties. Meanwhile, Trenda Solar reserves the right to sell the products.

Conditions Precedent

The obligations of Trenda Solar to purchase the Contract Equipment, and the obligations of China Solar Group to sell the Contract Equipment, are subject to the satisfaction of certain conditions precedent requiring among other things, validity of all representations and warranties given under the Cooperation Contract; performance of all obligations by all parties prior to the completion of the Cooperation Contract; approval of the shareholders of the Company in respect of the Cooperation Contract and all resolutions as set out in this Shareholders’ Circular; and other conditions precedent common in transactions of this kind.

Provided that the conditions precedent as set out in the Cooperation Contract are fulfilled or waived, the Cooperation Contract would come into force immediately and Trenda Solar would be obligated to pay US$1,000,000 of the consideration to China Solar Group upon the Cooperation Contract becomes effective. The balance of the consideration will be paid after the Contract Equipment are installed and able to manufacture the products of satisfactory quality which meet our requirements.

Other Covenants

China Solar Group is required under the Cooperation Contract to indemnify Trenda Solar from and against any and all liabilities, loss, cost or damage, together with all reasonable costs and expenses related thereto (including reasonable legal and accounting fees and expenses), arising from, relating to, or connected with the untruth, inaccuracy or breach of any statement, representation, warranty or covenant of China Solar Group contained in the Cooperation Contract. We are required to provide the same indemnification to China Solar Group under the Cooperation Contract.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ORDINARY RESOLUTION IN RESPECT OF THE PROPOSAL TO ENTER INTO COOPERATION CONTRACT WITH CHINA SOLAR GROUP RELATING TO THE SOLAR ENERGY SNO2 PRODUCTION LINES.

PROPOSAL 4

Approval of the Acquisition of Faster Assets Limited

On July 5, 2007, the Company entered into a term sheet regarding sale and purchase of Faster Assets Limited with China Biotech Holdings Limited (“China Biotech”) in relation to the sale by China Biotech and the purchase by us of the entire issued share capital (the “Sale Shares”) of Faster Assets Limited (“Faster Assets”), a wholly owned subsidiary of China Biotech. Faster Assets ultimately owns a plant, together with the land use rights thereto, subject to the completion of the necessary approval and registration procedures and the issuance of the relevant certificates from the relevant Chinese authorities, at No. 3, Tangyang Industrial Zone, China Merchants Zhangzhou Development Zone, China. On September 7, 2007, the Board of Directors, in recommendation with the Audit Committee, approved the form of the Sales and Purchase Agreement (the “SPA Faster Assets”).

Our Shareholders are being asked to ratify and approve the SPA Faster Assets and all exhibits thereto and all transactions contemplated thereby, including the issuance of approximately 1,133,577 shares of Common Stock and 1,000,000 shares of Series A Preferred Shares, in order to satisfy certain listing requirements under Nasdaq Marketplace Rule 4350(i)(1)(D)(ii) for continued listing of our Common Stock on The Nasdaq Stock Market’s Capital Market.

Shareholder approval is required because the issuance of the Common Stock and the Series A Preferred Shares (with the aggregate voting rights attached thereto) would result in the issuance of more than 20% voting power of the number of our shares of Common Stock outstanding as of September 20, 2007 for less than the greater of book or market value of our stock. Nasdaq Marketplace Rule 4350(i)(1)(D)(ii) requires shareholder approval of such a transaction. Since our Common Stock is listed and trades on the Nasdaq Capital Market, we are subject to the Nasdaq Marketplace Rules, including Rule 4350(i)(1)(D)(ii).

The following summary summarizes the material terms of the transaction and is qualified in its entirety by the SPA Faster Assets and the exhibits thereto, a copy of which is attached hereto as Annex 3 and incorporated by reference herein. Shareholders are encouraged to review the attached SPA Faster Assets.

Sale and Purchase Transaction

Pursuant to the authorization and approval of the Board of Directors, our management negotiated and prepared the form of SPA Faster Assets pursuant to which, subject to the approval of the Shareholders, the Company agreed to issue and China Biotech agreed to acquire shares of our Common Stock and Series A Preferred Shares (subject to approval of the Authorization of Preferred Stock Proposal and the subsequent creation of the Series A Preferred Shares) in exchange for the entire outstanding share capital of Faster Assets Limited, which is currently owned by China Biotech. As an alternative, the Company may, at its sole discretion, pay the consideration to China Biotech in cash.

The material terms and conditions of the SPA Faster Assets are summarized as follows:

•	the total consideration of the Sale Shares is the lesser of RMB30,000,000 or the fair market value of the plant and the land use right as set out in an independent valuation report (the “Final Consideration”).

•	at our sole discretion, at the closing of the SPA Faster Assets, we may pay the Final Consideration to China Biotech by any of the following means:

a)	by way of wire transfer to China Biotech’s designated account in cash in US$ or RMB based on the Exchange Rate of US$1.00 = RMB7.70;

b)	by way of the issue and allotment of approximate 1,133,577 shares of our Common Stock and 1,000,000 shares of Series A Preferred Stock (the “Consideration Shares”); or

c)	other means of payment as agreed to in writing by both China Biotech and us.

•	the Common Stock component of the Consideration Shares is based on the Final Consideration divided by the average closing price of approximately $3.437 per share of Common Stock as quoted on Nasdaq for the last thirty (30) trading days immediately preceding the date of execution of the term sheet covering this transaction.

•	subject to approval of the Authorization of Preferred Stock Proposal and the subsequent designation of the Series A Preferred Shares, the 1,000,000 shares of Series A Preferred Shares to be issued to China Biotech will provide China Biotech with aggregate voting rights constituting 25% of the total voting rights in the Company as well as a liquidation preference in the event of the distribution of assets upon any liquidation, dissolution or winding up of the Company. The percentage of voting power represented by the Series A Preferred Shares cannot be diluted by the issuance of additional shares of Common Stock. As a result, the holder(s) of the Series A Preferred Shares will always possess voting power equal to 25% of the combined Preferred Stock and Common Stock.

•	China Biotech is currently the largest shareholder of the Company, holding 24.6% of our issued share capital prior to this transaction.

•	Upon the completion of the transaction and the closing of the Agreement, China Biotech will own 4,633,577 shares of our Common Stock (representing 30.17% of all outstanding shares of our Common Stock) and 1,000,000 shares of our Series A Preferred Shares (which provides them with 25% of our total voting rights). Therefore, China Biotech will control the right to vote 55.17% of our outstanding shares and will be our sole controlling shareholder.

•	Mr. Alan Li, our Chairman of the Board, Executive Director and Chief Executive Officer, Mr. Zhenwei Lu, our Executive Director and Chief Operating Officer, and Mr. Ju Zhang, our Executive Director, are directors of China Biotech.

Nasdaq Listing Requirements and the Necessity to Obtain Shareholder Approval

Our Common Stock is listed on the Nasdaq Capital Market and, as such, we are subject to the Nasdaq Marketplace Rules. Nasdaq Marketplace Rule 4350(i)(1)(D)(ii) requires an issuer to obtain stockholder approval prior to the sale, issuance or potential issuance of common stock or securities convertible into or exchangeable for common stock for less than the greater of market or book value of such securities (on an as-converted basis) if such issuance equals 20% or more of the common stock or voting power of the issuer outstanding before the transaction.

Shares of our common stock and our Series A Preferred Shares issuable upon the closing of the SPA Faster Assets discussed above are considered for purposes of determining whether the 20% voting power limit has been reached. Pursuant to the terms of the SPA Faster Assets, the shares of our Common Stock which will be issued, if at all, for less than the greater of book or market value of such shares.

Accordingly, we have elected to obtain the approval of our Shareholders regarding authorization of our issuance to China Biotech of our Shares of Common Stock and Series A Preferred Shares which, on a combined basis, entitle China Biotech to voting rights in excess of 20% of our outstanding shares of Common Stock.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ORDINARY RESOLUTION IN RESPECT OF THE PROPOSAL OF THE SPA FASTER ASSETS.

CHINA BIOTECH (WHICH CURRENTLY OWNS 3,500,000 SHARES OF OUR COMMON STOCK, REPRESENTING 24.6% OF OUR COMMON STOCK) HAS ADVISED US THAT IT INTENDS TO VOTE “FOR” THE SPA FASTER ASSETS PROPOSAL.

PROPOSAL 5

Approval of the Disposal of China Natures Technology Inc.

The following is a summary of the material aspects of the proposed disposal of China Natures Technology Inc. under the Sale and Purchase Agreement relating to shares in China Natures (“SPA China Natures”). The Company entered into a Sale and Purchase Agreement with Win Horse Investments Limited (“Win Horse”) on April 27, 2007, for the sale and purchase of entire shares of China Natures.

The summary provided below is intended to provide you with basic information concerning the transactions set out in Proposal 5. It is not a substitute for reviewing a translation version of the Sale and Purchase Agreement appended to this Shareholders’ Circular. You should read this summary in conjunction with the translation of SPA China Natures appended hereto.

Sale and Purchase Transaction

The Company and Win Horse entered into a Sale and Purchase Agreement relating to shares in China Natures on April 27, 2007, pursuant to which the Company will sell and Win Horse will purchase a total of 161,604 shares, at par value US$0.01 per share, of China Natures (“Sale Shares”) for a price of HK$10,000,000. The Company will receive cash consideration of HK$10,000,000 upon the completion of the SPA China Natures.

To the best of the knowledge, information and belief of the Directors and having made all reasonable enquiries, Win Horse and its ultimate beneficial owners are third parties independent of and are not connected persons of the Company.

The subject matter of the disposal under the SPA China Natures were the Sale Shares. Immediately prior to the completion of the SPA China Natures, the Sale Shares were beneficially owned by and registered in the name of the Company and comprised 161,604 shares of US$0.01 par value, representing 100% of the issued share capital of China Natures.

The aggregate consideration for the disposal will be HK$10,000,000. The consideration was determined after arm’s length negotiation between the Company and Win Horse and by reference to the audited consolidated financial statements of Zhejiang Innoessen for the year ended December 31, 2006. The consideration will be paid in cash in two installments upon the completion.

Reasons for the Disposal

The Directors concur that the disposal is in line with the Company’s policy of disposing of the non-profitable assets of the Company as and when the appropriate opportunity arises.

The Company acquired 51% and 49% of China Natures on October 31, 2005 and December 22, 2005, respectively. Immediately prior to the completion, China Natures holds a 71.43% interest in Zhejiang University (Hangzhou) Innoessen Bio-technology Inc. (“Zhejiang Innoessen”). Zhejiang Innoessen in turn holds a 93.67% interest in Anji Science Bio-Product Inc. (“Anji Bio”), collectively known as the “CNT Group”.

Subsequent to February 2006, Zhejiang Innoessen had disputes with the previous general manager and the minority shareholders of Anji Bio (the “Anji Buyers”) in terms of its future development strategy. On July 27, 2006, Zhejiang Innoessen and the Anji Buyers then entered into a memorandum (“Anji Memorandum”) pursuant to which Zhejiang Innoessen will sell the entire interest in Anji Bio to the Anji Buyers. According to the Anji Memorandum, the disposal of Anji Bio was supposed to be completed by end of September 2006. However, up to the date of filing of Form 20F for fiscal year ended December 31, 2005, the settlement terms of disposal was still yet to be confirmed. Such facts were disclosed in Note 23 of the financial statements of the Company.

For the fiscal year ended December 31, 2006, the Company performed impairment assessment for the carrying amount of the goodwill attributable to our Nutraceutical Operations. In 2006, the CNT Group generated minimal revenue which has not met the forecasted discounted net cash flow at the date of acquisition of CNT Group.

Following the disposal of the production base of Nutraceutical Operations in Anji Bio, Zhejiang Innoessen could not continue the business relationship with the customers of Nutraceutical Operations. The Company gradually discontinued all sales relationships with customers of Nutraceutical Operations towards the end of 2006. Furthermore, the Company decided to exit the nutraceutical business and dispose off the interests in CNT and Zheijiang Innoessen. In fact, the Company entered into sales and purchase agreements on April 27, 2007 for disposal of the Company’s entire interest in CNT and Zheijiang Innoessen. The transaction is subject to the shareholders’ approval in the Annual General Meeting in 2007.

Currently, the Company decided to pursue a different line of business principally engaging in development of eco-friendly technologies, referred to as “green industry”. There is no business and/or operation of nutraceutical business to be continued by green industry.

Accordingly, the goodwill determined from the forecasted discounted net cash flow of the Nutraceutical Operations is zero, and hence RMB69,526,000 representing the entire carrying amount of goodwill of the Nutraceutical Operations was impaired in the fiscal year ended December 31, 2006.

Based on the latest audited consolidated financial statements of Zhejiang Innoessen for the year ended December 31, 2006, and after taking into account the amount of the consideration and the estimated costs of the disposal, it is estimated that the disposal will be in good interests of the Company. The proceeds of the disposal of HK$10,000,000 will be used for general working capital purposes.

The Board, including the independent Directors, considers the terms of the SPA China Natures have been negotiated and arrived at on arm’s length basis and are on normal commercial terms and that such terms are in the best interests of the Company and fair and reasonable so far as our Shareholders are concerned.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ORDINARY RESOLUTION WITH RESPECT TO THE PROPOSAL FOR THE DISPOSAL OF CHINA NATURES TO AN INDEPENDENT THIRD PARTY.

PROPOSAL 6

Approval of the Company’s 2007 Stock Option Plan

On August 31, 2007, Members of the Compensation Committee unanimously resolved by a written resolution to recommend to the Board of Directors of the Company to approve the Company’s 2007 Stock Option Plan (the “2007 Stock Option Plan”). The Board of Directors adopted the 2007 Stock Option Plan on September 7, 2007, which covered 1,000,000 Shares and directed that the 2007 Stock Option Plan be submitted to the Company’s Shareholders for approval at the Annual Meeting.

The Compensation Committee comprises three independent directors, Dr. Xinping Shi, Mr. Weidong Wang and Mr. Yu Keung Poon. The committee was established pursuant to a board resolution adopted on July 25, 2005 and re-appointed on March 2, 2007 for the purposes of establishing remuneration standards for our officers, performing such other functions as provided under employee benefit programs and administering the stock option plans.

2007 Stock Option Plan

Types of Grants and Eligibility

The 2007 Stock Option Plan is designed to provide incentives to employees (including key employees such as officers and directors) of the Company and to consultants who are not employees of the Company and to offer an additional inducement in obtaining the services of such individuals.

Shares Subject to the 2007 Stock Option Plan

The aggregate number of Shares for which options may be granted under the 2007 Stock Option Plan may not exceed 1,000,000 shares, such Shares may consist either in whole or in part of authorized but unissued Shares or Shares held in the treasury of the Company. Shares subject to an option which expires, or for any reason is cancelled or is terminated, unexercised, or which ceases for any reason to be exercisable may again become available for the granting of options under the 2007 Stock Option Plan.

Administration of the 2007 Stock Option Plan

The 2007 Stock Option Plan is administered by the Company’s Compensation Committee (the “Committee”).

Subject to the express provisions of the 2007 Stock Option Plan, the Committee has the authority, in its sole discretion, with respect to options, to determine, among other things: the employees, directors and consultants who are to receive options; the times when they may receive options; the number of Shares to be subject to each option; the term of each option; the date each option is to become exercisable; whether an option is to be exercisable in whole, in part or in installments, and, if in installments, the number of Shares to be subject to each installment; whether the installments are to be cumulative; the date each installment is to become exercisable and the term of each installment; whether to accelerate the date of exercise of any installment; whether Shares may be issued on exercise of an option as partly paid, and, if so, the dates when future installments of the exercise price are to become due and the amounts of such installments; the exercise price of each option; the form of payment of the exercise price; whether to restrict the sale or other disposition of the Shares acquired upon the exercise of an option and to waive any such restriction; and whether to subject the exercise of all or any portion of an option to the fulfillment of contingencies as specified in an applicable stock option contract. With respect to all options, the Committee has such discretion to determine the amount, if any, necessary to satisfy the Company’s obligation to withhold taxes; with the consent of the optionee, to cancel or modify an option, provided such option as modified would be permitted to be granted on such date under the terms of the 2007 Stock Option Plan; to prescribe, amend and rescind rules and regulations relating to the 2007 Stock Option Plan; and to make all other determinations necessary or advisable for administering the 2007 Stock Option Plan. The Board of Directors also has the authority described above with respect to the granting of director options.

Exercise Price

The exercise price of the Shares under each option is to be determined by the Committee at the time of the grant. The exercise price of the Shares is to be equal to the fair market value of the Shares subject to such option on the date of grant.

Term

The term of each option granted pursuant to the 2007 Stock Option Plan is established by the Committee, in its sole discretion, at or before the time such option is granted. Subject to early termination, an option shall expire of five (5) years from the date of grant. An option shall vest in the following manner:

(a)	331/3% on the first (1st) anniversary of the date of grant and

(b)	the remaining 662/3% on the second (2nd) anniversary of the date of grant.

Exercise

An option (or any part or installment thereof), to the extent then exercisable, is to be exercised by giving written notice to the Company at its principal office. Payment in full of the aggregate exercise price may be made (a) in cash, check, or wire transfer or (b) if the applicable stock option contract at the time of grant so permits, with the authorization of the Committee, with previously acquired Shares having an aggregate fair market value, on the date of exercise, equal to the aggregate exercise price of all options being exercised, or (c) with any combination of cash, check, wire transfer or Shares.

The Committee may, in its discretion, permit payment of the exercise price of an option by delivery by the optionee of a properly executed exercise notice, together with a copy of his irrevocable instructions to a broker acceptable to the Committee to deliver promptly to the Company the amount of sale or loan proceeds sufficient to pay such exercise price.

Termination of Relationship

Any holder of an option whose employment or relationship with the Company (or its parent and subsidiaries, as the case may be) has terminated for any reason other than his death or disability may exercise such option, to the extent exercisable on the date of such termination, at any time within three months after the date of termination, but not thereafter and in no event after the date the option would otherwise have expired; provided, however, that if his employment or relationship is terminated either (a) for cause, or (b) without the consent of the Company, said option terminates immediately. Options granted to employees or consultants under the 2007 Stock Option Plan are not affected by any change in the status of the holder so long as he or she continues to render service to the Company, its parent or any of its subsidiaries (regardless of having been transferred from one corporation to another or a change in the capacity in which services are rendered).

Death or Disability

If an optionee dies (a) while he is an employee or consultant to the Company, its parent or any of its subsidiaries, as the case may be (b) within three months after the termination of such relationship (unless such termination was for cause or without the consent of the Company), or (c) within one year following the termination of such relationship by reason of disability, an option may be exercised, to be extent exercisable on the date of death, by an executor, administrator or other person at the time entitled by law to the rights of the optionee under such option, at any time within one year after death, but not thereafter and in no event after the date the option would otherwise have expired.

Any optionee whose relationship has terminated by reason of disability may exercise his option, to the extent exercisable upon the effective date of such termination, at any time within one year after such date, but not thereafter and in no event after the date the option would otherwise have expired.

Adjustments Upon Changes in Shares

Notwithstanding any other provisions of the 2007 Stock Option Plan, in the event of any change in the outstanding Shares by reason of a share dividend, recapitalization, merger or consolidation in which the Company is the surviving corporation, split-up, combination or exchange of Shares or the like, the aggregate number and kind of Shares subject to the 2007 Stock Option Plan, the aggregate number and kind of Shares subject to each outstanding option and the exercise price thereof will be appropriately adjusted by the Board of Directors, whose determination will be conclusive.

Amendments and Termination of the 2007 Stock Option Plan

No option may be granted under the 2007 Stock Option Plan after December 2017. The Board of Directors, without further approval of the Company’s Shareholders, may at any time suspend or terminate the 2007 Stock Option Plan, in whole or in part, or amend it from time to time in such respects as it may deem advisable, including, without limitation, to comply with the provisions of certain rules and regulations promulgated by the Securities and Exchange Commission, among other things; provided, however, that no amendment may be effective without the requisite prior or subsequent Shareholder approval which would (a) except as required for anti-dilution adjustments, increase the maximum number of Shares for which options may be granted under the 2007 Stock Option Plan, (b) materially increase the benefits to participants under the 2007 Stock Option Plan, or (c) change the eligibility requirements for individuals entitled to receive options under the 2007 Stock Option Plan.

Non-Transferability of Options

No option granted under the 2007 Stock Option Plan may be transferable otherwise than by will or the laws of descent and distribution, and options may be exercised, during the lifetime of the holder thereof, only by such holder or such holder’s legal representatives. Except to the extent provided above, options may not be assigned, transferred, pledged, hypothecated or disposed of in any way (whether by operation of law or otherwise) and may not be subject to execution, attachment or similar process.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ORDINARY RESOLUTION WITH RESPECT TO THE PROPOSAL TO APPROVE THE 2007 STOCK OPTION PLAN.

PROPOSAL 7

Approval of Appointment of Independent Registered Public
Accounting Firm

The Audit Committee assists the Board of Directors by overseeing the performance of the independent registered public accounting firm that performs audit services for the Company and is responsible for retaining (subject to Shareholder ratification) and, as necessary, terminating, the independent registered public accounting firm. On August 31, 2007, the Audit Committee of the Board of Directors resolved to appoint Friedman LLP to be the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2007.

Before re-selecting Friedman LLP, the Audit Committee carefully considered Friedman LLP’s qualifications as independent accountants for the Company. This included a review of its professional experience, its reputation for integrity and competence in the fields of accounting and auditing, as well as its performance as auditors of the Company for the fiscal year ended December 31, 2006. The Audit Committee has expressed its satisfaction with Friedman LLP in all of these respects. The Board of Directors and the Company’s Audit Committee believe that it is appropriate to submit for approval by its Shareholders its re-appointment of Friedman LLP as the Company’s independent registered public accounting Firm for the fiscal year ending December 31, 2007.

A representative of Friedman LLP is expected to be present at the Annual Meeting. That representative will have an opportunity to make a statement and will be available to respond to questions regarding this and any other appropriate matters.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ORDINARY RESOLUTION IN RELATION TO THE PROPOSAL TO RATIFY AND APPROVE THE APPOINTMENT OF FRIEDMAN LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2007.

MISCELLANEOUS

Forward-looking Statements

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements made in our disclosures to the public. There is certain information contained herein, in our press releases and in oral statements made by authorized officers of the company which are forward-looking statements, as defined by such Act. When used herein, in our press releases and in such oral statements, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “plans,” and similar expressions are intended to identify forward-looking statements.

GENERAL

Management does not know of any matters other than those stated in this Shareholders’ Circular that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy, the Shareholders’ Circular and other material which may be sent to Shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We have engaged American Stock Transfer & Trust Company, to assist in the distribution of proxy solicitation materials and the solicitation of votes. Other than reimbursement of certain out-of-pocket expenses, there is no additional fee for its service to distribute proxy solicitation materials and the solicitation of votes. We may reimburse brokers or other persons holding stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

The Company will provide without charge to each person being solicited by this Shareholders’ Circular, on the written request of any such person, a copy of our Annual Report on Form 20-F for the year ended December 31, 2006 (as filed with the SEC) including the financial statements thereto. All such requests should be directed to the Acting Company Secretary, Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong, China.

SHAREHOLDER PROPOSALS

The Annual Meeting of Shareholders for the fiscal year ending December 31, 2007 is expected to be held in October 2008. Any Shareholder proposal intended to be included in the Company’s Shareholders’ Circular and form of proxy for presentation at the 2008 Annual Meeting of Shareholders (the “2008 Meeting”) pursuant to Rule 14a-8 (“Rule 14a-8”), as promulgated under the Securities Exchange Act of 1934, as amended, must be received by the Company not later than April 30, 2008. As to any proposals submitted for presentation at the 2007 Meeting outside the processes of Rule 14a-8, the proxies named in the form of proxy for the 2008 Meeting will be entitled to exercise discretionary authority on that proposal unless the Company receives notice of the matter on or before April 30, 2008.

By Order of the Board of Directors

Li Kang
Acting Company Secretary

September 20, 2007

Annex 1

China Technology Development Group Corporation
(the “Company”)

Proposal of

The resolution to be considered at the Annual Meeting proposing to adopt the Amended and Restated Memorandum and Articles of Association of the Company:

“THAT the following resolution of members of the Company adopting the Amended and Restated Memorandum and Articles of Association be passed as an Ordinary Resolution:

Adoption of the Amended and Restated Memorandum and Articles of Association

THAT the Amended and Restated Memorandum and Articles of Association of the Company in form circulated to the Shareholders and as annexed to the Notice of the 2007 Annual Meeting of Shareholders and the Shareholders’ Circular dated September 20, 2007 be and are hereby approved.”

Annex 1.1

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE INTERNATIONAL BUSINESS COMPANIES ACT
(CAP. 291)

MEMORANDUM OF ASSOCIATION

OF

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

NAME

1.	The Name of the Company is CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION.

REGISTERED OFFICE

2.	The registered office of the Company will be P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

REGISTERED AGENT

3.	The registered agent of the Company will be Harneys Corporate Services Limited of P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

GENERAL OBJECTS AND POWERS

4.	The Objects for which the Company is established are to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands including but not limited to:–

(1)	To purchase or otherwise acquire and undertake the whole or any part of the business, goodwill, assets and liabilities of any person, firm or company; to acquire an interest in, amalgamate with or enter into partnership, joint venture or profit-sharing arrangement with any person, form or company; to promote, sponsor, establish, constitute, form, participate in, organize, manage, supervise and control any corporation, company, syndicate, fund, trust, business or institution.

(2)	To import, export, buy, sell (wholesale and retail), exchange, barter, let on hire, distribute and otherwise deal in and turn to account goods, materials, commodities, produce and merchandise generally in their prepared, manufactured, semi-manufactured and raw state.

(3)	To purchase or otherwise acquire and hold, in any manner and upon any terms, and to underwrite and deal in shares, stocks, debentures, debenture stock, annuities and foreign exchange, foreign currency deposits and commodities, and from time to time to vary any of the same, and to exercise and enforce all rights and powers incidental to the Company’s interest therein, and to carry on business as an investment trust, and to invest or deal with the money of the Company not immediately required for its operations in such manner as the Company may think fit.

(4)	To enter into, carry on and participate in financial transactions and operations of all kinds.

(5)	To research, develop, manufacture, construct, assemble, design, repair, refine, develop, alter, convert, refit, prepare, treat, render marketable, process and otherwise produce and to market, distribute and sell materials, fuels, chemicals, substances and industrial, commercial and consumer products of all kinds, including notwithstanding the generality of the foregoing to research, develop, manufacture, market, distribute and sell food and beverage products, health and dietary supplements of all kinds.

(6)	To apply for, register, purchase or otherwise acquire and protect, prolong, and renew, in any part of the world, any intellectual and industrial property and technology or whatsoever kind or nature and licences, protections and concessions therefor, and to use, turn to account, develop, manufacture, experiment upon, test, improve and license the same.

(7)	To purchase or otherwise acquire and to hold, own, license, maintain, work, exploit, farm, cultivate, use, develop, improve, sell, let surrender, exchange, hire, convey or otherwise deal in lands, mines, natural resources, and mineral, timber and water rights, wheresoever situate, and any interest, estate and rights in any real, personal or mixed property and any franchises, rights, licences or privileges, and to collect, manage, invest, reinvest, adjust, and in any manner to dispose of the income, profits, and interest arising therefrom.

(8)	To improve, manage, develop, sell, let, exchange, invest, reinvest, settle, grant licences, easements, options, servitudes and other rights over, or otherwise deal with all or any part of the Company’s property, undertaking and assets (present and future) including uncalled capital, and any of the Company’s rights, interests and privileges.

(9)	To acquire, sell, own, lease, let out on hire, administer, manage, control operate, construct, repair alter equip, furnish, fit out, decorate, improve and otherwise undertake and deal in engineering and construction works, buildings, projects, offices and structures of all kinds.

(10)	To carry on business as consulting engineers in all field including without limitation civil, mechanical chemical, structural, marine, mining, industrial aeronautical, electronic and electrical engineering, and to provide architectural, design and other consultancy services of all kinds.

(11)	To purchase or otherwise acquire, take in exchange, charter, hire, build, construct, own, work, mange, operate and otherwise deal with any ship, boat, barge or other waterborne vessel, hovercraft, balloon, aircraft, helicopter or other flying machine, coach, wagon, carriage (however powered) or other vehicle, or any share or interest therein.

(12)	To establish, maintain, and operate sea, air, inland waterway and land transport enterprises (public and private) and all ancillary services.

(13)	To carry on the business of advisers, consultants, researchers, analysts and brokers of whatsoever kind or nature in all branches of trade, commerce, industry and finance.

(14)	To provide or procure the provision of every and any service or facility required by any person, firm or company.

(15)	To provide agency, corporate, office and business services to any person, firm or company, and to act as nominee or custodian of any kind and to act as trustee under deeds of trust and settlement and as executor of wills and to receive assets into custody on behalf of clients and to manage, administer and invest such assets in accordance with any deed of trust or settlement, will or other instruments pursuant to which such assets are held.

(16)	To carry on all or any of the businesses of shippers and ship-owners, ship and boat-builders, charterers, shipping and forwarding agents, ship managers, wharfingers, lightermen, stevedores, packers, storers, fishermen and trawlers.

(17)	To carry on all or any of the businesses of hoteliers and restaurateurs and sponsors, managers and licensees of all kinds of sporting, competitive, social and leisure activities and of clubs, associations and social gatherings of all kinds and purposes.

(18)	To carry on business as auctioneers, appraiser, valuers, surveyors, land and estate agents.

(19)	To carry on business as farmers, graziers, dealers in and breeders of livestock, horticulturists and market gardeners.

(20)	To carry on all or any of the businesses of printers, publishers, designers, draughtsmen, journalists, press and literary agents, tourist and travel agents, advertisers, advertising and marketing agents and contractors, personal and promotional representatives, artists, sculptors, decorators, illustrators, photographers, film makers, producers and distributors, publicity agents and display specialists.

(21)	To establish and carry on institutions of education, instruction or research and to provide for the giving and holding of lectures, scholarships, awards, exhibitions, classes and meetings for the promotion and advancement of education or the dissemination of knowledge generally.

(22)	To carry on business as jewelers, goldsmiths, silversmiths and bullion dealers and to import, export, buy, sell and deal in (wholesale and retail) jewellery, gold, sliver and bullion, gold and silver plate, articles of vertu, objects of art and such other articles and goods as the company thinks fit, and to establish factories for culturing, processing and manufacturing goods for the above business.

(23)	To design invent, develop, modify, adapt, alter, improve and apply any object, article, device, appliance, utensil or product for any use or purpose whatsoever.

(24)	To develop, acquire store, license, apply, assign, exploit all and any forms of computer and other electronic software, programs and applications and information, databases and reference material and computer, digital and other electronic recording, retrieval, processing and storage media of whatsoever kind and nature.

(25)	To engage in the provision or processing of communications and telecommunications services, information retrieval and delivery and electronic message and database services.

(26)	To enter into any commercial or other arrangements with any government, authority, corporation, company or person and to obtain or enter into any legislation, orders, charters, contracts, decrees, rights, privileges, licences, franchises, permits and concessions for any purpose and to carry out, exercise and comply with the same and to make, execute, enter into, commerce, carry on, prosecute and defend all steps, contracts, agreements, negotiations, legal and other proceedings, compromises, arrangements, and schemes and to do all other acts, matters and things which shall at any time appear conducive or expedient for the advantage or protection of the Company.

(27)	To take out insurance in respect of any and all insurable risks which may affect the Company or any other Company or person and to effect insurance (and to pay the premiums therefor) in respect of the life of any person and to effect re-insurance and counter-insurance, but no business amounting to fire, life or marine insurance business may be undertaken.

(28)	To lend and advance money and grant and provide credit and financial or other accommodation to any person, form or company.

(29)	To borrow or raise money in such manner as the Company shall think fit and in particular by the issue (whether at par or at a premium or discount and for such consideration as the Company may think fit) of bonds, debentures or debenture stock (payable to bearer or otherwise), mortgages or charges, perpetual or otherwise, and if the Company thinks fit charged upon all or any of the Company’s property (both present and future) and undertaking including its uncalled capital and further, if so thought fit, convertible into any stock or shares of the Company or any other company, and collaterally or further to secure any obligations of the Company by a trust deed or other assurance.

(30)	To guarantee or otherwise support or secure, either with or without the Company receiving any consideration or advantage and whether by personal covenant or by mortgaging or charging all or part of the undertaking, property, assets and rights (present and future) and uncalled capital of the Company or by both such methods or by any other means whatsoever, the liabilities and obligations of and the payment of any moneys whatsoever (including but not limited to capital, principal, premiums, interest, dividends, cost and expenses on any stocks, shares or securities) by any person, firm or company whatsoever including but not limited to any company which is for the time being the holding company or a subsidiary of the Company or of the Company’s holding company or is otherwise associated with the Company in its business, and to act as agents for the collection, receipt or payment of money, and to enter into any contract of indemnity or suretyship (but not in respect of fire, life and marine insurance business).

(31)	To draw, make, accept , endorse, negotiate, discount, execute, issue, purchase or otherwise acquire, exchange, surrender, convert, make advances upon, hold, charge, sell and otherwise deal in bills of exchange, cheques, promissory notes, and other negotiable instruments and bills of lading, warrants, and other instruments relating to goods.

(32)	To give any remuneration or other compensation or reward (in cash or securities or in any other manner the Directors may think fit) to any person for services rendered or to be rendered in the conduct or course of the Company’s business or in placing or procuring subscriptions of or otherwise assisting in the issue of any securities of the Company or any other company formed or promoted by the Company or in which the Company may be interested or in or about the formation or promotion of the Company or any other company as aforesaid.

(33)	To grant or procure pensions, allowances, gratuities and other payments and benefits of whatsoever nature to or for any person and to make payments towards insurances or other arrangements likely to benefit any person or advance the interests of the Company or of its Members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of the Company or of its Members or for any national, charitable, benevolent, educational, social, public, general or useful object.

(34)	To pay all expenses preliminary or incidental to the formation and promotion of the Company or any other company and the conduct of the business of the Company or any other company.

(35)	To procure the Company to be registered or recognized in any territory.

(36)	To cease carrying on and wind up any business or activity of the Company, and to cancel any registration of and to wind up and procure the dissolution of the Company in any territory.

(37)	To distribute any part of the undertaking, property and assets of the Company among its creditors and Members in specie or in kind but so that no distribution amounting to a reduction of capital may be made without the sanction (if any) for the time being required by law.

(38)	To appoint agents, experts and attorneys to do any and all of the above matters and things on behalf of the Company or any thing or matter for which the Company acts as agent or is in any other way whatsoever interested or concerned in any part of the world.

(39)	To do all and any of the above matters or things in any part of the world and either as principal, agent, contractor, trustee, or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others, and generally upon such terms and in such manner and for such consideration and security (if any) as the Company shall think fit including the issue and allotment of securities of the Company in payment or part payment for any property acquired by the Company or any services rendered to the Company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose.

(40)	To carry on any other business or activity and do any act or thing which in the opinion of the Company is or may be capable of being conveniently carried on or done in connection with any of the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the Company’s property or assets or otherwise to advance the interests of the Company or its Members.

(41)	To have all such powers as are permitted by law for the time being in force in the British Virgin Islands, irrespective of corporate benefit, to perform all acts and engage in all activities necessary, conducive or incident to the conduct, promotion or attainment of the above objects of the Company or any of them.

5(i). And it is hereby declared that the intention is that each of the objects specified in each paragraph of this clause shall, except where otherwise expressed in such paragraph, be an independent main object and be in nowise limited or restricted by reference to or inference form the terms of any other paragraph or the name of the Company.

EXCLUSIONS

The Company may not:

(a)	carry on business with persons resident in the British Virgin Islands;

(b)	own an interest in real property situate in the British Virgin Islands, other than a lease referred to in paragraph 5(ii)e of subclause 5(ii);

(c)	carry on banking or trust business, unless it is licensed to do so under the Banks and Trust Companies Act, 1990;

(d)	carry on business as an insurance or reinsurance company, insurance agent or insurance broker, unless it is licensed under an enactment authorizing it to carry on that business;

(e)	carry on business of company management, unless it is licensed under the Company Management Act, 1990; or

(f)	carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands:

For purposes of paragraph 5(i)a of subclause 5(i), the Company shall not be treated as carrying on business with persons resident in the British Virgin Islands if:

(g)	it makes or maintains deposits with a person carrying on banking business within the British Virgin Islands;

(h)	it makes or maintains of professional contact with solicitors, barristers, accountants, bookkeepers, trust companies, administration companies, investment advisers or other similar persons carrying on business within the British Virgin Islands;

(i)	it prepares or maintains books and records within the British Virgin Islands:

(j)	it holds, within the British Virgin Islands, meetings of its directors or members:

(k)	it holds a lease of property for use as an office from which to communicate with members or where books and records of the Company are prepared or maintained;

(l)	it holds shares, debt obligations or other securities in a company incorporated under the International Business Companies Act or under the Companies Act; or

(m)	shares, debt obligations or other securities in the Company are owned by any person resident in the British Virgin Islands or by any company incorporated under the International Business Companies Act or under the Companies Act.

LIMITATION OF LIABILITY

6.	The liability of members of the Company is limited.

CURRENCY

7.	Shares in the Company shall be issued in the currency of the United States of America.

AUTHORISED CAPITAL

8.	The authorized capital of the Company is US$50,000,000.00.

CLASSES, NUMBER AND PAR VALUE OF SHARES

9.	The authorized capital is made up of two classes of shares divided into 4,000,000,000 shares of common stock, US$0.01 par value, and 1,000,000,000 shares of preferred stock, US$0.01 par value. The Board of Directors is vested with the authority to authorize by resolution from time to time the issuance of the preferred shares in one or more series and to prescribe the number of preferred shares within each such series and the voting powers, designations, preferences, limitations, restrictions and relative rights of each such series.

DESIGNATIONS, POWERS, PREFERENCES, ETC. OF SHARES

10.	All common shares shall

(a)	have one vote each;

(b)	be subject to redemption, purchase or acquisition by the Company for fair value; and

(c)	have the same rights with regard to dividends and distributions upon liquidation of the Company.

VARIATION OF CLASS RIGHTS

11.	If at any time the authorized capital is divided into different classes or series of shares, the rights attached to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or series and of the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected such variation.

RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

12.	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

REGISTERED SHARES

13.	Shares shall be issued as registered shares.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

14.	The Company may amend its Memorandum of Association and Articles of Association by an ordinary resolution of members.

DEFINITIONS

15.	The meanings of words in this Memorandum of Association are as defined in the Articles of Association.

We, HWR SERVICES LIMITED, of P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands for purpose of incorporating an International Business Company under the laws of the British Virgin Islands hereby subscribe our name to this Memorandum of Association the 1st day of June, 1995.

SUBSCRIBER	HWR SERVICES LIMITED
(Sd.) E.T.POWELL Authorised Signatory
In the presence of: WITNESS	(Sd.) Fandy Tsoi 9/F Ruttonjee House 11 Duddell Street, Central Hong Kong Administrative Assistant

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE INTERNATIONAL BUSINESS COMPANIES ACT
(CAP. 291)

ARTICLES OF ASSOCIATION

OF

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

PRELIMINARY

1.	In these Articles, if not inconsistent with the subject or context, the words and expressions standing in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof.

Words	Meaning
Board or Directors	The board of directors of the Company from time to time.

Capital The sum of the aggregate par value of all outstanding shares with par value of the Company and shares with par value held by the Company as treasury shares plus

(a)	the aggregate of the amounts designated as capital of all outstanding shares without par value of the Company and shares without par value held by the Company as treasury shares, and

(b)	the amounts as are from time to time transferred from surplus to capital by a resolution of directors.

member A person who holds shares in the Company.

NASDAQ The Nasdaq Stock Market, Inc., a national securities exchange within the meaning of Section 6 of the United States Securities Exchange Act of 1934, on which the shares of the Company are listed for trading.

person An individual, a corporation, a trust, the estate of a deceased individual, a partnership or an unincorporated association of persons.

resolution of A resolution approved at a duly

directors convened and constituted meeting of directors of the Company by the affirmative vote of at least two-thirds of the directors present at the meeting who voted and did not abstain, or a resolution consented to in writing by at least two-thirds of the directors of the Company.

resolution of (a) resolution approved at a duly

members convened members and constituted meeting of the members of the Company by the affirmative vote of

(i)	In the case of an ordinary resolution, a simple majority of the votes of the shares entitled to vote thereon and in the case of a special resolution not less than 75%, of the votes of the shares entitled to vote thereon which were present at the meeting and were voted and not abstained, or

(ii)	In the case of an ordinary resolution, a simple majority of the votes of the shares entitled to vote thereon and in the case of a special resolution not less than 75%, of the votes of each class or series of shares which were present at the meeting and entitled to vote thereon as a class or series and were voted and not abstained and of a simple majority of the votes of the remaining shares entitled to vote thereon which were present at the meeting and were voted and not abstained; or

(b)	a resolution (be it ordinary resolution or special resolution) consented to in writing by

(i)	75% of the votes of shares entitled to vote thereon, or

(ii)	75% of the votes of each class or series of shares entitled to vote thereof as a class or series and of an absolute majority of the votes of the remaining shares entitled to vote thereon.

Securities Shares and debt obligations of every kind, and options, warrants and rights to acquire shares, or debt obligations.

surplus The excess, if any, at the time of the determination of the total assets of the Company over the aggregate of its total liabilities, as shown in its books of account, plus the Company’s Capital.

the Act The International Business Companies Act (Cap. 291) including any modification, extension, re-enactment or renewal thereof (including the BVI Business Companies Act 2004 to which the Company shall become subject) and any regulations made thereunder.

the Memo- random	The Memorandum of Association of the Company as originally framed or as from time to time amended.
the Seal	Any Seal which has been duly adopted as the Seal of the Company.
these Articles	These Articles of Association as originally framed or as from time to time amended.
treasury	Shares in the Company that were

shares previously issued but were repurchased, redeemed or otherwise acquired by the Company and not cancelled.

2.	“Written” or any term of like import includes words typewritten, printed, painted engraved, lithographed, photographed or represented or reproduced by any mode of reproducing words in a visible form, including telex, facsimile, telegram and cable.

3.	Save as aforesaid any words or expressions defined in the Act shall bear the same meaning in these Articles.

4.	Whenever the singular or plural number, or the masculine, feminine or neuter gender is used in these Articles, it shall equally, where the context admits, include the others.

5.	A reference in these Articles to voting in relation to shares shall be construed as a reference to voting by members holding the shares except that it is the votes allocated to the shares that shall be counted and not the number of members who actually voted and a reference to shares being present at a meeting shall be given a corresponding construction.

6.	A reference to money in these Articles is, unless otherwise stated, a reference to the currency in which shares in the Company shall be issued according to the provisions of the Memorandum.

REGISTERED SHARES

7.	Every member holding registered shares in the Company shall be entitled to a certificate signed by a director or officer of the Company and under the seal specifying the share or shares held by him and the signature of the director or officer and the Seal may be facsimiles.

8.	Any member receiving a share certificate for registered shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a share certificate for registered shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a resolution of directors.

9.	If several persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any dividend payable in respect of such shares.

BEARER SHARES

10.	The Company shall not create or issue bearer shares or warrants.

SHARES, AUTHORISED CAPITAL, CAPITAL AND SURPLUS

11.	Subject to the provisions of these Articles, the unissued shares of the Company shall be at the disposal of the directors who may, without limiting or affecting any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine.

12.	No share in the Company may be issued until the consideration in respect thereof its fully paid, and when issued the share is for all purposes fully paid and non-assessable save that a share issued for a promissory note or other written obligation for payment of a debt may be issued subject to forfeiture in the manner prescribed in these Articles.

13.	Shares in the Company shall be issued for money, services rendered, personal property, an estate in real property, a promissory note or other binding obligation to contribute money or property or any combination of the foregoing as shall be determined by a resolution of directors.

14.	Shares in the Company may be issued for such amount of consideration as may from time to time by resolution of directors be determined, except that in the case of shares with par value, the amount shall not be less than the par value, and in the absence of fraud the decision of the directors as to the value of the consideration received by the Company in respect of the issue is conclusive unless a question of law is involved. The consideration in respect of the shares constitutes capital to the extent of the par value and the excess constitutes surplus.

15.	A share issued by the Company upon conversion of, or in exchange for, another share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

16.	Treasury shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by a resolution of directors determine.

17.	The Company may issue fractions of a share and a fractional share shall have the same corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class or series of shares.

18.	Upon the issue by the Company of a share without par value, if an amount is stated in the Memorandum to be authorized capital represented by such shares then each share shall be issued for no less than the appropriate proportion of such amount which shall constitute capital, otherwise the consideration in respect of the share constitutes capital to the extent designated by a resolution of directors and the excess constitutes surplus, except that a resolution of directors must designate as capital an amount of the consideration that is at least equal to the amount that the share is entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

19.	The Company may purchase, redeem or otherwise acquire and hold its own shares but only out of surplus or in exchange for newly issued shares of equal value.

20.	Subject to provisions to the contrary in

(a)	the Memorandum or these Articles; or

(b)	the designations, powers, preferences, rights, qualifications, limitations and restrictions with which the shares were issued,

the Company may not purchase, redeem or otherwise acquire its own shares without the consent of members whose shares are to be purchased, redeemed or otherwise acquired.

21.	No purchase, redemption or other acquisition of shares shall be made unless the directors determine that immediately after the purchase, redemption or other acquisition the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

22.	A determination by the directors under the preceding Regulation is not required where shares are purchased, redeemed or otherwise acquired:

(a)	pursuant to a right of a member to have his shares redeemed or to have his shares exchanged for money or other property of the Company.

(b)	by virtue of a transfer of capital pursuant to Regulation 51:

(c)	by virtue of the provisions of Section 83 of the Act, or

(d)	pursuant to an order of the Court.

23.	Shares that the Company purchases, redeems or otherwise acquires pursuant to the preceding Regulation may be cancelled or held as treasury shares except to the extent that such shares are in excess of 80 percent of the issued shares of the Company in which case they shall be cancelled but which shall be available for reissue.

24.	Where shares in the Company are held by the Company as treasury shares or are held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the votes in the election of directors of the other company, such shares of the Company are not entitled to vote or to have dividends paid thereof and shall not be treated as outstanding for any purpose except for purposes of determining the capital of the Company.

25.	The Company may purchase, redeem or otherwise acquire its shares at a price lower than the fair value if permitted by, and then only in accordance with, the terms of

(a)	the Memorandum or these Articles; or

(b)	a written agreement for the subscription for the shares to be purchased, redeemed or otherwise acquired.

26.	The Company may by a resolution of directors include in the computation of surplus for any purpose the unrealized appreciation of the assets of the Company, and, in the absence of fraud, the decision of the directors as to the value of the assets is conclusive, unless a question of law is involved.

MORTGAGES AND CHARGES OF REGISTERED SHARES

27.	Upon satisfactory evidence thereof the Company shall give effect to the terms of any valid mortgage or charge except insofar as it may conflict with any requirements herein contained for consent to the transfer of shares.

28.	In the case of the mortgage or charge of registered shares there may be entered in the share register of the Company at the request of the registered holder of such shares

(a)	a statement that shares are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the aforesaid particular are entered in the share register.

29.	Where particulars of a mortgage or charge are registered, such particulars shall be cancelled

(a)	with the consent of the named mortgagee or chargee or anyone authorized to act on his behalf, or

(b)	upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

30.	Whilst particulars of a mortgage or charge are registered, no transfer of any share comprised therein shall be effected without the written consent of the named mortgagee or chargee or anyone authorized to act on his behalf.

FORFEITURE

31.	When shares issued for a promissory note or other written obligation for payment of a debt have been issued subject to forfeiture, the provisions set forth in the following four regulations shall apply.

32.	Written notice specifying a date for payment to be made and the shares in respect of which payment is to be made shall be served on the member who defaults in making payment pursuant to a promissory note or other written obligations to pay a debt.

33.	The written notice specifying a date for payment shall

(a)	name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which payment required by the notice is to be made; and

(b)	contain a statement that in the event of non-payment at or before the time named in the notice the shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

34.	Where a written notice has been issued and the requirements have not been complied with within the prescribed time, the directors may at any time before tender of payment forfeit and cancel the shares to which the notice relates.

35.	The Company is under no obligation to refund any moneys to the member whose shares have been forfeited and cancelled pursuant to these provisions. Upon forfeiture and cancellation of the shares the member is discharged from any further obligation to the Company with respect to the shares forfeited and cancelled.

LIEN

36.	The Company shall have a first and paramount lien on every share issued for a promissory note or for any other binding obligation to contribute money or property or any combination thereof to the Company, and the Company shall also have a first and paramount lien on every share standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such member, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Company’s lien on a share shall extend to all dividends payable thereof. The directors may at any time either generally, or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt form the provisions of this Regulation.

37.	In the absence of express provisions regarding sale in the promissory note or other binding obligation to contribute money or property, the Company may sell, in such manner as the directors may by resolution of directors determine, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of twenty one days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

38.	The net proceeds of the sale by the Company of any shares on which it has a lien shall be applied in or towards payment of discharge of the promissory note or other binding obligation to contribute money or property or any combination thereof in respect of which the lien exists so far as the same is presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the directors may authorize some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the sale.

TRANSFER OF SHARES

39.	Registered shares in the Company may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, but in the absence of such written instrument of transfer the directors may accept such evidence of a transfer of shares as they consider appropriate.

40.	The Company shall not be required to treat a transferee of a registered share in the Company as a member until the transferee’s name has been entered in the share register.

41.	Subject to any limitations in the Memorandum, the Company must on the application of the transferor or transferee of a registered share in the Company enter in the share register the name of the transferee of the share save that the registration of transfers may be suspended and the share register closed at such times and for such periods as the Company may from time to time by resolution of directors determine provided always that such registration shall not be suspended and the share register closed for more than 60 days in any period of 12 months.

41A. In the case of uncertificated Shares, and subject to the Act, a member shall be entitled to transfer his shares and other securities by means of a relevant system and the operator of the relevant system shall act as agent of the members for the purposes of the transfer of shares or other securities.

Any provision in these Articles in relation to the shares shall not apply to any uncertificated shares to the extent that they are inconsistent with the holding of any shares in uncertificated form.

TRANSMISSION OF SHARES

42.	The executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognized by the Company as having any title to his share but they shall not be entitled to exercise any rights as a member of the Company until they have proceeded as set forth in the next following three regulations.

43.	The production of the Company of any document which is evidence of probate of the will, or letters of administration of the estate, or confirmation as executor, of a deceased member or of the appointment of a guardian of an incompetent member or the trustee of a bankrupt member shall be accepted by the Company even if the deceased, incompetent or bankrupt member is domiciled outside the British Virgin Islands if the document evidencing the grant of probate or letters of administration, confirmation as executor, appointment as guardian or trustee in bankruptcy is issued by a foreign court which had competent jurisdiction in the matter. For the purpose of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

44.	Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such.

45.	Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

46.	What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

REDUCTION OR INCREASE IN AUTHORISED CAPITAL OR CAPITAL

47.	The Company may by an ordinary resolution of members amend the Memorandum to increase or reduce its authorized capital and in connection therewith the Company may in respect of any unissued shares increase or reduce the number of such shares, increase or reduce the par value of any such shares or effect any combination of the foregoing.

48.	The Company may by an ordinary resolution of members amend the Memorandum to

(a)	divide the shares, including issued shares, of a class or series into a larger number of shares of the same class or series; or

(b)	combine the shares, including issued shares, of a class or series into a smaller number of shares of the same class or series.

provided, however, that where shares are divided or combined under (a) or (b) of this Regulation, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

49.	The capital of the Company may by an ordinary resolution of members be increased by transferring an amount of the surplus of the Company to capital.

50.	Subject to the provisions of the two next succeeding Regulations, the capital of the Company may by ordinary resolution of members be reduced by transferring an amount of the capital of the Company to surplus.

51.	No reduction of capital shall be effected that reduces the capital of the Company to an amount that immediately after the reduction is less than the aggregate par value of all outstanding shares with par value and all shares with par value held by the Company as treasury shares and the aggregate of the amounts designated as capital of all outstanding shares without par value and all shares without par value held by the Company as treasury shares that are entitled to a preference, if any, in the assets of the Company upon liquidation of the Company.

52.	No reduction of capital shall be effected unless the directors determine that immediately after the reduction the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and that the realizable assets of the Company will not be less than its total liabilities, other than deferred taxes, as shown in the books of the Company and its remaining capital, and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

MEETINGS AND CONSENTS OF MEMBERS

53.	The directors of the Company shall convene an annual meeting of the members of the Company for the election of directors and such other matters as the directors shall propose for consideration. In addition, the directors may convene meetings of the members of the Company at such times and in such manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable.

54.	Upon the written request of members holding 20 percent or more of the outstanding voting shares in the Company the directors shall convene a meeting of members.

55.	The directors shall give not less than 21 days notice of meetings of members to those persons whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting.

56.	The directors may fix the date notice is given of a meeting of members as the record date for determining those shares that are entitled to vote at the meeting.

57.	A meeting of members may be called on short notice:

(a)	if members holding not less than 80 percent of the total number of shares entitled to vote on all matters to be considered at the meeting, or 80 votes of each class or series of shares where members are entitled to vote thereof as a class or series together with not less than a 80 percent majority of the remaining votes, have agreed to short notice of the meeting, or

(b)	if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.

58.	A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member.

59.	The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

60.	An instrument appointing a proxy shall be in substantially the following form or such other form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy.

(Name of Company)

I/We being a member of the
above Company with shares HEREBY APPOINT

of or

failing him of

to be my/our proxy to vote

for me/us at the meeting of members to be held on
the day of

and at any adjournment

thereof.

(Any restrictions on voting to be inserted here.)

Signed this day of

Member

61.	The following shall apply in respect of joint ownership of shares:

(a)	if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of members an may speak as a member;

(b)	if only one of the joint owners is present in person or by proxy he must vote as one;

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.

62.	A member shall be deemed to be present at a meeting of members if he participates by telephone or other electronic means and all members participating in the meeting are able to hear each other.

63.	A meeting of members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy the holders of not less than 33.33 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting. If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy form shall constitute a valid resolution of members.

64.	If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned for one week at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than 33.33 percent of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

65.	At every meeting of members, the Chairman of the Board of Directors shall preside as Chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting, the members present shall choose some one of their number to be the Chairman. If the members are unable to choose a Chairman for any reason, then the person representing the greatest number of voting shares present in person or by prescribed form of proxy at the meeting shall preside as chairman failing which the oldest individual member or representative of a member present shall take the chair.

66.	The Chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

67.	At any meeting of the members the Chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof. All voting shall be conducted by poll. The result of any voting by poll shall be duly recorded in the minutes of that meeting by the Chairman.

68.	Any person other than an individual shall be regarded as one member and subject to the specific provisions hereinafter contained for the appointment of representatives of such persons the right of any individual to speak for or represent such member shall be determined by the law of the jurisdiction where, and by the documents by which, the person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any member.

69.	Any person other than an individual which is a member of the Company may by resolution of its directors of other governing body authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorized shall be entitled to exercise the same power on behalf of the person which he represents as that person could exercise if it were an individual member of the Company.

70.	The Chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

71.	Directors of the Company may attend and speak at any meeting of members of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

72.	An action that may be taken by the members at a meeting may also be taken by resolution of members consented to in writing or by telex, telegram, cable or facsimile or without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more members.

73.	Intentionally deleted.

DIRECTORS

74.	The first directors of the Company shall be appointed by the subscriber to the Memorandum; and thereafter, the directors shall be elected by the members.

75.	The number of directors should be no fewer than two (2).

76.	Each director shall hold office for the term, if any, fixed by resolution of members or until his earlier death, resignation or removal.

77.	A director may be removed from office, with or without cause by a resolution of directors.

78.	A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

79.	The directors may at any time appoint any person to be a director to fill a vacancy in the board of directors, but such appointment shall end at the next annual meeting of members. The directors shall within 7 days of any such appointment give written notice thereof to all members. A vacancy occurs through the death, resignation or removal of a director.

80.	The Company shall keep a register of directors containing

(a)	the names and addresses of the persons who are directors of the Company;

(b)	the date on which each person whose name is entered in the register was appointed as a director of the Company; and

(c)	the date on which each person named as a director ceased to be director of the Company.

81.	A copy thereof shall be kept at the registered office of the Company and the Company shall registered a copy of the register with the Registrar of Companies.

82.	With the prior or subsequent approval by a resolution of members, the directors may subject to the determination of the Compensation Committee, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

83.	A director shall not require a share qualification, and may be an individual or a company.

83A. Notwithstanding any other provisions in the Articles, at each annual meeting of members one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not more than one-third) shall retire from office by rotation provided that every director shall be subject to retirement at least once every three years.

83B. A retiring director shall be eligible for re-election and shall continue to act as a director throughout the meeting at which he retires. The directors to retire by rotation shall include any director who wishes to retire and not to offer himself for re-election. Any further directors to retire shall be those of the other directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between those persons who became or were last elected directors on the same day those to retire shall be determined by lot.

83C. No person other than a person retiring at the meeting shall unless recommended by the directors for election be eligible for election as a director at a meeting unless a notice signed by a member (other than the person to be proposed) who is qualified to attend at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office of the Company.

POWERS OF DIRECTORS

84.	The business and affairs of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act of by the Memorandum or these Articles required to be exercised by the members of the Company, subject to any delegation of such powers as may be authorized by these Articles and to such requirements as may be prescribed by a resolution of members; but no requirement made by a resolution of members shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

85.	The directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an officer or agent of the Company. The resolution of directors appointing an agent may authorize the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

86.	Every officer or agent of the Company has such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the resolution of directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to the matters requiring a resolution of directors under the Act.

87.	Any director which is a body corporate may appoint any person its duly authorized representative for the purpose of representing it at meetings of the Board of Directors or with respect to unanimous written consents.

88.	The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced to their knowledge below the number fixed by or pursuant to these Articles as the necessary quorum for a meeting of directors, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or summoning a meeting or members.

89.	The directors may by resolution of directors exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property on any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

90.	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by resolution of directors.

91.	The Company shall maintain at its registered office a register of mortgages, charges and other encumbrances in which there shall be entered the following particulars regarding each mortgage, charge or other encumbrance:

(a)	the sum secured;

(b)	the assets secured;

(c)	the name and address of the mortgagee, chargee or other encumbrances;

(d)	the date of creation of the mortgage, charge or other encumbrance; and

(e)	the date on which the particulars specified above in respect of the mortgage, charge or other encumbrance are entered in the register.

92.	The Company may further determine by a resolution of directors to register a copy of the register of mortgages, charges or other encumbrances with the Registrar of Companies.

PROCEEDINGS OF DIRECTORS

93.	The directors of the Company may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

94.	Subject to Regulation 95, a director may at any time summon a meeting of the directors of the Company.

95.	A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

96.	A director shall be given not less than 7 days notice of meetings of directors, but a meeting of directors held without 7 days notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend, waive notice of the meeting and for this purpose, the presence of a director at a meeting shall constitute waiver on his part.

97.	A director may by a written instrument appoint an alternate who need not be a director and an alternate is entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director.

98.	The quorum necessary for the transaction of business at a meeting of the Board of Directors of the Company shall be two third of the members of the Board of Directors of the Company. If within half an hour from the time of the meeting specified in the notice, such a quorum is not present, the meeting shall stand adjourned for one week, to begin on the same day of the following week at the same time and place (notwithstanding that such day is not a day on which the commercial banks in the jurisdiction of the meeting are open for business) and, if at such adjourned meeting, such a quorum is still not present, those Directors present, provided that there are at least two Directors or their proxies are present, shall be deemed a quorum and may transact the business for which the adjourned meeting was originally convened.

99.	At every meeting of the directors, the directors present shall choose some one of their number to be the Chairman of the meeting.

100.	All resolutions of the Board of Directors shall require the approval of at least two-thirds of the Directors.

101.	An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing or by telex, telegram, cable or facsimile without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more directors.

The directors shall cause the following corporate records to be kept:

(a)	minutes of all meetings of directors and members;

(b)	copies of all resolutions consented to by directors and members; and

(c)	such other accounts and records as the directors by resolution of directors consider necessary or desirable in order to reflect the financial position of the Company.

102.	The books, records and minutes shall be kept at the registered office of the Company, its principal place of business or at such other place as the directors determine.

OFFICERS

103.	The Company may by resolution of directors, appoint officers of the Company at such times as shall be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President and one or more Vice Presidents, Secretaries, Chief Executive Officer and Chief Financial Officer, and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

104.	The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of directors or resolution of members, but in the absence of any specific allocation of duties it shall be the responsibility of the President to manage the day to day affairs of the Company, the Vice Presidents to at in order of seniority in the absence of the President but otherwise to perform such duties as may be delegated to them by the President, the Secretaries to maintain the share register, minutes books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements ensure compliance with all procedural requirements imposed on the Company by applicable law, and the Chief Financial Officer to be responsible for the financial affairs of the Company.

105.	The emoluments of all officers shall be fixed by resolution of directors.

106.	The officers of the Company shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office of the Company may be filled by resolution of directors.

CONFLICT OF INTERESTS

107.	No agreement or transaction between the Company and one or more of its directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void or voidable for this reason only or by reason only that the director is present at the meeting of directors or at the meeting of the committee of directors that approves that agreement or transaction or that the vote or consent of the director is counted for that purpose if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors and are approved by all the other directors of the Company.

108.	Director who has an interest in any particular business to be considered at a meeting of directors or members may be counted for purposes of determining whether the meeting is duly constituted.

INDEMNIFICATION

109.	Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who

(a)	is or was party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an office or a liquidator of the Company; or

(b)	is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

110.	The Company may only indemnify a person if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

111.	The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful, is, in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

112.	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

113.	If a person to be indemnified has been successful in defence of any proceedings referred to above the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

114.	The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in these Articles.

SEAL

115.	The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by resolution of directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the Registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of a director or any other person so authorised from time to time by resolution of directors. Such authorisation may be before or after the seal is affixed may be general or specific and may refer to any number of sealings. The Directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as herein before described.

DIVIDENDS

116.	The Company may by a resolution of directors declare and pay dividends in money, shares, or other property, but dividends shall only be declared and paid out of surplus. In the event that dividends are paid in specie the directors shall have responsibility for establishing and recording in the resolution of directors authorizing the dividends, a fair and proper value for the assets to be so distributed.

117.	The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the Company.

118.	The directors may, before declaring any dividend, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as reserve fund upon such securities as they may select.

119.	No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in its books of account, and its capital. In the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

120.	Notice of any dividend that may have been declared shall be given to each member in manner hereinafter mentioned and all dividends unclaimed for 3 years after having been declared may be forfeited by resolution of directors for the benefit of the Company.

121.	No dividend shall bear interest as against the Company and no dividend shall be paid on treasury shares or shares held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the vote in electing directors.

122.	A share issued as dividend by the Company shall be treated for all purposes as having been issued for money equal to the surplus that is transferred to capital upon the issue of the share.

123.	In the case of a dividend of authorized but unissued shares without par value, an amount equal to the aggregate par value of the shares shall be transferred from surplus to capital at the time of the distribution.

124.	In the case of a dividend of authorized but unissued shares without par value, the amount designated by the directors shall be transferred from surplus to capital at the time of the distribution, except that the directors must designate as capital an amount that is at least equal to the amount that the shares are entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

125.	A division of the issued and outstanding shares of a class or series of shares into a larger number of shares of the same class or series having a proportionately smaller par value does not constitute a dividend of shares.

ACCOUNTS AND AUDIT

126A. The directors shall cause to be prepared annual financial statements consisting of statement of profit and loss, balance sheet, statements of cash flows and statements of changes in equity, giving a true and fair view of the results, financial condition, cash flows and changes in members’ equity as of and for the period ended on the balance sheet date. The directors may also cause such financial statements to be prepared for such other periods as they may determine.

126B. The directors shall ensure that the Company maintains an adequate system of internal controls over financial reporting.

127.	The directors shall cause the annual financial statements to be audited by independent auditors.

128.	The first auditors shall be appointed by resolution of directors; subsequent auditors shall be appointed by an ordinary resolution of directors.

129.	The independent registered accounting firm shall not be members of the Company.

130.	The remuneration of the independent registered accounting firm of the Company:

(a)	in the case of independent registered accounting firm appointed by the directors, may be fixed by resolution of directors;

(b)	subject to the foregoing, shall be fixed by resolution of directors or in such manner as the Company may by resolution of members determine.

131.	The independent registered accounting firm shall examine the financial statements required to be served on every member of the Company or laid before a meeting of the members of the Company and shall state in a written report whether or not:

(a)	in their opinion the financial statements give a true and fair view of the results, financial condition, cash flows and changes in members’ equity as of and for the period ended on the balance sheet date, and

(b)	all the information and explanations required by the independent registered accounting firm have been obtained.

132.	The report of the independent registered accounting firm shall be annexed to the accounts and shall be read at the meeting of members at which the accounts are laid before the Company or shall be served on the members.

133.	Every independent registered accounting firm of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

134.	The independent registered accounting firm of the Company shall be entitled to receive notice of, and to attend any meetings of members of the Company at which the Company’s financial statements are to be presented.

NOTICES

135.	Any notice, information or written statement to be given by the Company to members may be served in the case of members holding registered shares in any way by which it can reasonably be expected to reach each member or by mail addressed to each member at the address shown in the share register.

136.	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

137.	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

PENSION AND SUPERANNUATION FUNDS

138.	The directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments, to any persons who are or were at any time in the employment or service of the Company or any company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary, or who are or were at any time directors or offices of the Company or of any such other company as aforesaid or who hold or held any salaried employment or office in the Company or such other company, or any persons in whose welfare the Company or any such other company as aforesaid is or has been at any time interested, and to the wives, widows, families and dependents of any such person, and may make payments for or towards the insurance of any such person as aforesaid, and may do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid. Subject always to the proposal being approved by resolution of members, a director holding any such employment, or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension allowance or emolument.

VOLUNTARY WINDING UP AND DISSOLUTION

139.	The Company may voluntarily commence to wind up and dissolve by an ordinary resolution of members but if the Company has never issued shares it may voluntarily commence to wind up and dissolve by resolution of directors.

CONTINUATION

140.	The Company may by resolution of members or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

We, HWR SERVICES LIMITED, of P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands for purpose of incorporating an International Business Company under the laws of the British Virgin Islands hereby subscribe our name to this Articles of Association the 1st day of June, 1995.

SUBSCRIBER	HWR SERVICES LIMITED
(Sd.) E.T.POWELL Authorised Signatory
In the presence of: WITNESS
(Sd.) Fandy Tsoi 9/F Ruttonjee House 11 Duddell Street, Central Hong Kong Administrative Assistant

Annex 2

Date: September 7, 2007

China Solar Energy Group Limited

And

China Merchants Zhangzhou Development Zone Trenda Solar Limited

COOPERATION CONTRACT
relating to
the Solar Energy SnO2 Production Line

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION ....................	73
2.	REPRESENTATIONS AND WARRANTIES ....................	77
3.	SCOPE OF CONTRACT .................................	80
4.	PRICE AND QUANTITY ................................	83
5.	CONDITIONS ........................................	84
6.	PAYMENT ...........................................	85
7.	DELIVERY AND INSURANCE OF THE CONTRACT EQUIPMENT ..	85
8.	IMPLEMENTATION AND DESIGN LIAISON .................	86

9. INSTALLATION, TEST RUN, COMMISSIONING, PERFORMANCE TEST

AND ACCEPTANCE	86
10.TECHNICAL SUPPORT, REPAIR AND MAINTENANCE	89
11.QUALITY OF PRODUCTS	90
12.LIABILITIES FOR BREACH OF CONTRACT	91
13.TERMINATION OF CONTRACT	92
14.CONFIDENTIALITY	94
15.FORCE MAJEURE	95
16.TAXES AND DUTIES	95
17.ARBITRATION	95
18.APPLICABLE LAW	96
19.MISCELLANEOUS	96
Appendix List	99

THIS CONTRACT is made on the 7th day of September 2007, in Hong Kong, China

BETWEEN:–

CHINA SOLAR ENERGY GROUP LIMITED µØ¡Ûò•£»£kq¯à•1/2¶¡Û£kÎ¦3¡Ú¡Ú¤1/2•q, a company incorporated in Hong Kong with limited liability and whose registered office is situate at 21/F., 3 Lockhart Road, Wan Chai, Hong Kong (the “Vendor”) ; and

CHINA MERCHANTS ZHANGZHOU DEVELOPMENT ZONE TRENDA SOLAR LIMITED ©Û¡ÛÓ§1/2¡ìs¦{¶}µo¡ÛÏ3–¤j¤Ó¶§¯à¦3¡Ú¡Ú¤1/2•q, a company incorporated in the People’s Republic of China with limited liability and whose registered office is situate at Unit 304, Tower 3, Block B, Han Bi Lou, No.6 Tai Wu Road, Zhangzhou Development Zone, PRC. (the “Purchaser”).

WHEREAS:–

(A)	The Vendor is engaged in the industry of photoelectrical energy and is well experienced regarding design, engineering, manufacture, installation, assembly, testing, production, operation and maintenance of SnO2 Production Line (as defined below).

(B)	The Vendor is the legal and beneficial owner of the Contract Equipment (as defined below).

(C)	The Vendor has agreed to sell and the Purchaser has agreed to purchase the Contract Equipment for consideration and upon the terms and conditions set out in this Contract.

(D)	Upon completion of transfer of the Contract Equipment to the Contract Plant (as defined below) and Acceptance of the Contract Equipment by the Purchaser, the Vendor has agreed to purchase all of the Exclusive Sale Products (as defined below) through the Purchaser for sale and the Purchaser has agreed to grant an exclusive right to the Vendor to sell the Exclusive Sale Products, except those products which are expressly reserved for the sale of the Purchaser or its nominees, upon the terms and conditions set out in this Contract.

The Parties have agreed as follows:

1. DEFINITIONS AND INTERPRETATION

1.1	In this Contract, the following expressions shall have the following meanings unless otherwise stated:

“Acceptance” means the Purchaser accepts the Contract Equipment whose technical quality and performance meets the technical specifications and guaranteed performance indices as set out in Appendix 3 and passes the Performance Test;

“Contract Equipment” refers to the SnO2 Production Line, including production technique and all relevant equipment, spare parts and components and parts, whose particulars are set out in Appendix 1 and Appendix 3;

“Contract Plant” means a plant located at No. 3, Tangyang Industrial Zone, China Merchants Zhangzhou Development Zone, PRC ¡]©Û¡ÛÓ§1/2¡ìs¦{¶}µo¡ÛÏ´ö¬v¤u •~¶é3 ¸£k [3]q•Î1/4t©–¡^;

“Contract Product” means the products manufactured by the Contract Equipment, whose technical specifications and guaranteed performance indices are set out in Appendix 3;

“Contract Currency” refers to the currency used for payment of consideration under this Contract, namely, United States Dollars (USD), the lawful currency of the United States of America;

“Contract Price” means the aggregate amount payable to the Vendor by the Purchaser under this Contract for its due performance of this Contract, details of which are set out in Appendix 7;

“Effective Date” has the meaning ascribed to Clause 5.1;

“Encumbrances” means all pledges, charges, liens, mortgages, security interests, pre-emption rights, options and/or any other encumbrances or third party rights or claims of any kind;

“Inspection Authorities” refers to the Administration of Quality Supervision, Inspection and Quarantine of the PRC or its local authority;

“Intellectual Property Rights” refers to patents, copyrights, trademarks, service marks, designs, business names and all other intellectual propriety rights, whether registered or otherwise;

“Know-how” means any technical knowledge, data, indices, drawings, designs and other technical information in whatsoever from, concerning the manufacturing operation and maintenance of the Contract Equipment and the Contract Products, developed and owned or legally acquired and possessed by the Vendor and disclosed to the Purchaser by the Vendor. The specific description of Know-how is set forth in Appendix 2;

“Parties” refers to the Purchaser and the Vendor jointly and “Party” refers to the Purchaser or the Vendor;

“Performance Test” refers to the examination carried out as required by Appendix 10 for verifying the Contract Plant, the Contract Equipment and the Contract Products meet the technical specifications and guaranteed performance indices as set out in Appendix 3;

“PRC” or “China” refers to People’s Republic of China;

“SnO2 Production Line” refers to the Atmospheric Pressure CVD Conveyor Furance Reactor SnO2 Film Deposition System;

“SnO2 Technology” refers to the IPR and/or Know-how, production technique and design in relation to the Contract Equipment. Details of SnO2 Technology are set out in Appendix 2;

“Trade Secret” refers to the technical information and business information which is unknown to the public, and is protected by protective measures and actions taken by the legal owners, which is capable of creating economic benefits for its legal owners;

“Technical Documentation” refers to the technical index, data, specifications, drawings, documents and information (whether in written form or otherwise) in relation to the design, inspection, installation, Test Run, commissioning, Performance Test, normal operation as well as maintenance of the Contract Equipment as well as the design, manufacture, assembly, inspection of the Contract Products, details of which are set out in Appendices 2, 3, 8 and 9;

“Technical Service” refers to the technical guidance, assistance, supervision and training provided by the Vendor to the Purchaser at the Contract Plant, including but not limited to the installation, Test Run, commissioning, Performance Test, operation and maintenance of the Contract Equipment as well as the design, manufacture, assembly, inspection of the Contract Products, details of which are set out in Appendix 4;

“Technical Training” means the training provided by the Vendor to the Purchaser at the Contract Plant in respect of the installation, Test Run, commissioning, Performance Test, operation, maintenance and other work related to, the Contract Equipment as well as the design, manufacture, assembly, inspection of the Contract Products, details of which are set out in Appendix 5;

“Test Run” means the operational testing conducted respectively on the individual equipment and systematic equipment after installation in order to verify the performance of Contract Equipment and the manufacture and assembly of the Contract Products at the Contract Plant, details of which are set out in Appendix 10.

“Working Days” refers to the days for normal work and business operation other than the statutory holidays in the PRC.

“Warranty Period” means a period of warranty granted by the Vendor to the Purchaser as defined in the Clause 10.1.

1.2	The headings to the Clauses and the Appendixes of this Contract are for ease of reference only and shall be ignored in interpreting this Contract.

1.3	References to Clauses and Appendices are references to Clauses and Appendices of or to this Contract and the Appendices shall be deemed to form part of this Contract.

1.4	Words and expressions in the singular include the plural and vice versa.

1.5	Reference to persons includes any person, public body and any body of persons, corporate or unincorporate.

1.6	Reference to ordinances, statutes, legislation or enactments under this contract shall be construed as a reference to such ordinances, statutes, legislation or enactments as may be amended or re-enacted from time to time and for the time being in force. If such ordinances, statutes, legislation or enactments are varied or amended by the court with jurisdiction or relevant authority, then the reference to ordinances, statutes, legislation or enactments under this contract shall be construed as a reference to such ordinances, statues, legislation or enactments as after variations and amendments.

2. REPRESENTATIONS AND WARRANTIES

2.1	Each Party specifically warrants and undertakes with the other Party as follows:

2.1.1	it has full power, authority and legal rights to sign, execute and deliver this Contract and the full capacity to perform all of the obligations hereunder;

2.1.2	it has taken all necessary or appropriate actions and has obtained all necessary approvals or authorizations for the signing, execution, delivery, performance and observance of this Contract, and for the validation, binding force and enforceability thereof;

2.1.3	the performance of the obligations hereunder shall not violate any judgment, ruling, or other legal obligations binding on the Parties, nor shall it be in conflict with the obligations to any third party; and

2.1.4	the disclosed information relevant to this Contract is true, accurate, complete, and not misleading in any respect and any undisclosed information shall not have any adverse impact on the performance hereof, nor shall it damage the other Party’s rights and interests.

2.2	The Vendor represents and warrants to the Purchaser that:

2.2.1	it has obtained all approvals for the transaction contemplated hereunder, pursuant to the procedures and conditions specified in the articles of association of the Vendor;

2.2.2	it has undergone and/or has obligation to duly undergo all the governmental approval procedures concerning this Contract pursuant to applicable laws and regulations and it has already obtained and/or has obligation to obtain and ensure the continuing validity and enforceability of all the export licenses and approvals required in respect of the Contract Plant;

2.2.3	it is legal and beneficial owner of the Contract Equipment and the Contract Equipment is free from any claim of ownership, mortgage, lien, or Encumbrance of any nature whatsoever raised by the third party;

2.2.4	the Contract Equipment shall be capable of safe and stable operation, and also capable of manufacturing the Contract Products of satisfactory standard, the technical specifications technical functions and guaranteed performance indices of which as set out in Appendix 3. In case there is any Contract Product of unsatisfactory standard, the Vendor shall indemnify for any loss incurred by the Purchaser arising therefrom;

2.2.5	the Purchaser shall be free from any infringement claim or proceeding raised by any third party in connection with the purchase and use of Contract Equipment and/or manufacture and sale of Contract Products in the Licensed Territory and the Vendor agrees to indemnify and hold the Purchaser harmless from and against any loss arising therefrom in the absence of any fault by the Purchaser;

2.2.6	the Vendor shall use its best commercial efforts to ensure that the Contract Equipment will be completely new, free from any defect in design, material and workmanship, which are in conformity with the specifications set out in Appendix 3 and suitable for the use and purpose contemplated under this Contract;

2.2.7	the Vendor is the legal and beneficial owner and/or holder and/or licensor of the SnO2 Technology, and the possession, use and transfer thereof will not constitute infringement against any third party’s legal rights. The Vendor has the right to grant to the Purchaser the Exclusive License in the Licensed Territory during the Licensed Term;

2.2.8	the licensed Know-how and/or patent of the SnO2 Technology shall be well developed and capable of industrial manufacturing and be safe and exploitable to produce Contract Product of satisfactory quality in accordance with the Technical Documentation set out in Appendix 2;

2.2.9	the licensed Know-how and technical secrets have not made known to the public prior to the date of execution of this Contract and the Vendor has taken strict protective measures to keep such Know-how and technical secrets in confidential. After the Exclusive License has been granted to the Purchaser, the Vendor shall continue to assume obligations of confidentiality without time limit;

2.2.10	the Vendor shall send the qualified technical personnel or technicians, at the Purchaser’s request, in due time to provide professional, proper and efficient Technical Service and Technical Training;

2.2.11	the Technical Documentation delivered shall be complete, accurate, correct and not misleading so as to meet the requirements of design, inspection, installation, Test Run, commissioning, Performance Test, operation and maintenance of Contract Plant and the Purchaser is able to manufacture the Contract Products of required technical functions and guaranteed quality as set out in Appendix 3 based on the Technical Documentation provided by the Vendor; and

2.2.12	the SnO2 Technology exclusively licensed to the Purchaser is the full and complete technology relating to the SnO2 Production Lines as far as operations of the SnO2 Production Lines are concerned, including but not limited to the patent and/or Know-how, technical secrets, craftsmanship design, and that license is complete, free from any Encumbrance and omission.

2.3	The Purchaser represents and warrants to the Vendor that:

2.3.1	it has obtained and/or will obtain all approvals for the transaction contemplated hereunder, pursuant to the procedures and conditions specified in the articles of association of the Purchaser; and

2.3.2	it has undergone and/or has obligation to duly undergo all the governmental approval procedures concerning this Contract pursuant to applicable laws and regulations and it has already obtained and/or has obligation to obtain and ensure the continuing validity and enforceability of all the licenses and approvals required in respect of the Contract Plant.

2.4	Each Party hereby agrees to indemnify and keep indemnified the non-defaulting Party in full from and against all liabilities, losses, damages, claims, costs and expenses (including legal costs and expenses on a full indemnity basis) incurred by the non-defaulting Part and arising whether directly or indirectly as a consequence of any breach by the defaulting Party of any of its obligations, commitments, undertakings, agreements, warranties and indemnities under or pursuant to this Contract.

Prior to the Effective Date, if any of the warranties, representations or undertakings set out in this Clause is found to be untrue, inaccurate or misleading or has not been fully and/or punctually carried out in any respect, or in the event of any party becoming unable or failing to do anything required under this Contract to be done by it at or before the Effective Date, and if any of the aforesaid comes to the knowledge of any party, such party shall forthwith notify the other party thereof, and in all these events, the other party shall not be bound to procure the completion of the sale and purchase of the Contract Equipment and may by notice in writing rescind this Contract, in which event the Parties shall be discharged from their respective further obligations hereunder except for their obligations under Clauses 14, 18, 19.6 and 19.9 and without prejudice to the rights of either Party in respect of antecedent breaches.

3. SCOPE OF CONTRACT

3.1	Subject to the terms and conditions of this Contract, the Purchaser agrees to purchase from the Vendor and the Vendor agrees to sell to the Purchaser, the Contract Equipment, including but not limited to the provision of assistance in relation to production technique, Technical Documentation, Technical Service, Technical Training and technical maintenance of SnO2 Production Line necessary for production of Contract Product. Details of which are specified in Appendices 1, 2, 4, 5, 8 and 9.

3.2	The Vendor shall supply the Contract Equipment as set out in Appendix 1 upon the conditions of this Contract. The technical standards, technical specifications, and guaranteed performance indices of the Contract Equipment are set out in Appendix 3.

3.3	Undertaking

3.3.1	Save as provided in this Contract, the Vendor agrees not by itself or to grant to any person any license to apply SnO2 Technology and Know-how during the term of this Contract for the manufacture of the Contract Products, provided that the Purchaser continues to manufacture Contract Products at the price and quantity mutually agreed by the Parties in writing from time to time (as set out in the next sentence), and undertakes not to purchase SnO2 Production Line or other production line of similar nature from other manufacturers. The Parties will use their best efforts to negotiate and finalize annual production plan on the quantity of Contract Products to be produced in the Contract Plant in three months in advance of the commencement of the relevant year. If the circumstances require, the Parties may revise the annual production plan during the relevant year on mutual agreement.

3.3.2	In case in the absence of the fault of the Purchaser, the Purchaser is alleged or accused of illegal exploitation or infringement of such Know-how and/or patent and/or other Intellectual Property Rights of SnO2 Technology, or any infringement claims arising from the purchase and use of the Contract Equipment and/or manufacture and sale of the Contract Products within the Licensed Term and the Licensed Territory, the Purchaser shall give the Vendor a notice in writing and the Vendor shall take up and/or settle the matter with the third party at its own cost in the Purchaser’s name and the Purchaser may give necessary assistance (if required). The Vendor shall indemnify the Purchaser for any loss, costs, or damages arising therefrom. The Vendor agrees to take up and/or settle the said matter and provide the indemnity provided that any defence, settlement or compromise made by the Purchaser without prior written notice to the Vendor in relation to the said claim is only made with the Vendor’s written prior consent and the Purchaser has provided all necessary assistance for defence against or settlement of the said claim on the Vendor’s reasonable request.

3.3.3	If the Purchaser cannot continue to use the Contract Equipment, Know-how and/or patent, technical secrets, or cannot continue to manufacture and sell the Contract Product because of the aforesaid infringement claims, the Purchaser is entitled to require the Vendor:

(a)	to obtain such right of continuous use for the Purchaser;

(b)	to revise the relevant part of the Contract Equipment, Know-how and/or patent and/or technical secrets in order to avoid the infringement;

(c)	to substitute the non-infringement part for the infringement part; and/or

(d)	to withdraw the infringement part from the scope of the Contract and reduce the Contract Price,

and the Vendor shall act accordingly.

3.3.4	For the patents applications relating to SnO2 Production Line and/or SnO2 Technology which are in process of obtaining approval, the Vendor shall provide a list setting out information, such as type of patent application, application time and priority time limit, etc.

3.3.5	The Vendor shall, at its own cost and expense, take reasonable measures and/or actions to maintain the validity of SnO2 Technology.

3.3.6	If the Vendor has reasonable evidence (which shall be in written form) to prove that (i) the failure of the transaction stipulated in this clause is attributable solely to the Purchaser’s gross negligence, or (ii) the Purchaser has unilaterally bought SnO2 Production Line from other manufacturer(s) without the Vendor’s prior written consent, the Vendor shall be entitled to revoke the Exclusive License of SnO2 Technology to the Purchaser.

3.4	Technical Improvement and Enhancement

3.4.1	In case any improvement or enhancement (whether technical or otherwise) is made by the Vendor on SnO2 Technology during performance of this Contract, the Vendor shall ensure the assistance that the Vendor extends to the Purchaser in the production of Contract Product shall also include such improvement and its benefits.

3.5	Purchase of all the Exclusive Sale Products

3.5.1	The Vendor shall purchase the Contract Products manufactured by the Contract Plant which meet the required standards specified in Appendix 3 and at the price and in quantity mutually agreed by the Parties in writing before from time to time for its exclusive sale (“Exclusive Sale Product”), except for those products and/or those Contract Products that are expressly reserved for sale by the Purchaser itself or its nominees, and in such case, the Purchaser may notify the Vendor in advance.

3.5.2	The Parties agree that the price at which the Purchaser sell the Exclusive Sale Products to the Vendor (the “Selling Price”) shall be fixed in the manner set out in the Appendix 12.

3.5.3	The method and time for payment of the Exclusive Sales Product under Clause 3.5.1 shall be determined in writing from time to time by the parties.

3.5.4	The Vendor shall use its best endeavours to provide market information relating to the Exclusive Sale Product as well as pre-sale and after sale service thereof to the end-users, and shall use its best endeavors to take all necessary protective measures or actions to protect the Intellectual Property Rights of the Purchaser on the Exclusive Sale Products.

3.5.5	The Vendor shall not unilaterally terminate the purchase of all of the Exclusive Sale Products for exclusive sale under this Clause, save and except with the Purchaser’s prior written consent.

3.6	The Vendor shall be responsible for the installation, assembly, testing of the Contract Equipment, details of which are set out in Appendix 8.

3.7	The Vendor shall provide Technical Documentation to the Purchaser in accordance with those requirements set out in Appendices 2, 3, 8, and 9.

3.8	The Vendor shall send experienced, healthy and competent technicians to the Contract Plant to provide technical guidance on construction, installation, Test Run, commissioning, Performance Test of the Contract Plant. The number of technicians, their service scope and remuneration, etc. are set out in Appendix 4.

3.9	The Vendor shall be responsible for training the Purchaser’s technicians. The number of technicians to be trained, place for training, scope for training etc. are set out in Appendix 5.

3.10	The Vendor shall, at the Purchaser’s request, provide the Purchaser with spare parts and components and parts for normal operation of the Contract Equipment at favorable prices not exceeding the invoice price quoted to third party customers and the Parties shall execute a new agreement to reflect this arrangement. If manufacture of any kind of spare parts and components and parts under this Contract ceases, the Vendor shall give a written notice to the Purchaser in advance before the actual outage of manufacture, and shall, at the Purchaser’s request, provide as far as possible the Purchaser with (a) all spare parts and components and parts necessary for the normal operation of the Contract Plant at favorable price, or (b) all Technical Documentation necessary for manufacturing the spare parts and components and parts which have been out of production at reasonable price so that Purchaser can continuously obtain the aforesaid spare parts and components and parts for the normal operation of the Contract Plant.

3.11	The Parties confirm that each Party is authorized to quote all documents, propaganda materials which have been disclosed, including but not limited to the information publicized on the internet, TV, exhibition as well as on other public media, provided that a written notice must be given to the said Party before any application or release of such information.

3.12	The Parties understand and confirm that the objective of this Contract shall include a transfer of the complete set of the Contract Equipment, the relevant Technical Documentations, Technical Training, Technical guidance, technical maintenance and Technical Service. The Vendor shall be responsible for all the guidance of the works to complete the whole project of the Contract Plant, and all the works of Contract Equipment including design, installation, Test Run, commissioning, Performance Test, etc., and shall provide the Purchaser with Technical Service and Technical Training, and ensure that the Purchaser will be able to, pursuant to the required standard, efficiency and cost as set out in this Contract, operate the Contract Equipment and manufacture qualified Contract Products, and the Vendor shall assume the product liabilities independently. In order for the Vendor to assume the product liabilities, the Purchaser shall use the materials with due quality in the production of Contract Product and carry out the production of Contract Product in the manner in accordance to the reasonable instruction of the Vendor.

4. PRICE AND QUANTITY

4.1	The Contract Price for the Contract Equipment shall be US$8,000,000. For the avoidance of any doubt, the Vendor shall provide the documentation, assistance and services (including without limitation training and technical support) without charges in addition to the Contract Price which are necessary for the normal operation of SnO2 Production Line for the shorter of the two years from the date of this Agreement and the term of this Agreement. A detailed price and quantity of SnO2 Production Lines are set out in Appendix 7.

4.2	The price for Contract Equipment shall be Cost Insurance and Freight, including but not limited to all delivery cost, insurance, inspection and quarantine expenses as well as other expenses incurred in the transportation of the Contract Equipment from the place of loading to the Contract Plant.

4.3	The price specified in Clause 4.1 of the Contract shall be fixed and not subject to any adjustment on the prices of equipment, spare parts, components and parts and raw materials in any country or region. All extra expenses caused by such price adjustments shall be borne by the Vendor solely.

4.4	The Purchaser agrees to purchase the SnO2 Production Lines from the Vendor within seven (7) working days after the Effective Date.

5. CONDITIONS

5.1	The Contract shall come into force on the same day when all of the following conditions have been fulfilled or waived (the “Effective Date”):

(a)	the authorized representative of each Party execute this Contract and affix the common seal or chop of the respective Parties;

(b)	the obtaining of a certified true copy of board resolutions/minutes of the Vendor approving, inter alia, the entering into and performance of this Contract, and the execution of all other documents contemplated hereunder;

(c)	(if required under the bye-laws of the holding company of the Vendor or the listing rules of the stock exchange on which the shares of the holding company of the Vendor are listed) the obtaining of a certified true copy of resolutions/minutes of the members of the holding company of the Vendor approving, inter alia, the entering into and performance of this Contract, and the execution of all other documents contemplated hereunder;

(d)	the obtaining of a certified true copy of board resolutions/minutes of the Purchaser approving, inter alia, the entering into and performance of this Contract, and the execution of all other documents contemplated hereunder;

(e)	(if required under the articles of association of the holding company of the Purchaser or the listing rules of the stock exchange on which the shares of the holding company of the Purchaser are listed or quoted) the obtaining of a certified true copy of resolutions/minutes of the members of the holding company of the Purchaser approving, inter alia, the entering into and performance of this Contract, and the execution of all other documents contemplated hereunder; and

(f)	all necessary notices, consents, authorizations and approvals from all appropriate regulatory or governmental bodies or relevant stock exchanges or under applicable laws and regulations or any third party for the transaction contemplated hereunder.

5.2	The Parties shall use their best endeavors to fulfill or to procure the conditions set out in Clause 5.1 to be fulfilled. If any of the above conditions has not been fulfilled or waived by the Purchaser on or before the 90th day after the execution of this Contract thereof or such other date as agreed by the Parties in writing, this Contract shall terminate (other than Clauses 14, 18, 19 and 19.9 which shall remain to be effective) and none of the Parties shall have any claim against the others for costs, damages, compensation or otherwise apart from any antecedent breaches of any provisions hereof.

6. PAYMENT

6.1	The “payment” in this clause shall only refer to the Purchaser’s payment to the Vendor under Clause 4.1, excluding the Vendor’s payment to the Purchaser regarding the sale of Exclusive Sale Products.

6.2	The Vendor agrees that the Contract Price shall be paid in Contract Currency by the Purchaser to the Vendor’s designated bank account or in other form as agreed by the Parties in writing.

6.3	The Contract Price shall be paid in such a manner specified in Appendix 7.

7. DELIVERY AND INSURANCE OF THE CONTRACT EQUIPMENT

7.1	The place of origin of the Contract Equipment is Taiwan.

7.2	The Vendor shall deliver all the Contract Equipments within seven (7) days after the Effective Date. .

7.3	The Parties agree and confirm that the place of loading of the Contract Equipment shall be Gaoxiong, Taiwan.

7.4	The Parties agree and confirm the place of unloading of the Contract Equipment shall be the Contract Plant in Zhangzhou City, Fujian Province, PRC.

7.5	The Vendor shall bear all of the insurance expenses, freight costs, all types of customs duties, and other tax and expenses concerning the delivery of the Contract Equipment.

7.6	The Vendor shall be responsible for assisting the Purchaser undergoing all formalities of import customs clearance, inspection checks by the relevant Inspection Authority and bear relevant expenses thereto. The Vendor shall assume all risks and loss in respect of the Contract Equipment before it is transported to Contract Plant.

8. IMPLEMENTATION AND DESIGN LIAISON

8.1	Within five (5) working days from the Effective Date,

(a)	the Vendor shall provide to the Purchaser all relevant information relating to the technical standards and specifications as set out in Appendix 9, and basic design as set out in Appendix 8 before the design liaison meeting as referred to in (b) below;

(b)	the Parties shall hold the first design liaison meeting and jointly establish a project team to do implementation;

(c)	Each Party shall at its own costs and expenses assign its representatives and technicians to attend the liaison meeting as referred to in (b) above;

(d)	the Purchaser is entitled to express its opinions on the information relating to the submitted technical standards and specifications and basic design as referred to in (a) above;

(e)	after discussion, the Parties shall confirm the technical standards and specifications and basic design and sign a protocol at the said design liaison meeting, which shall be taken as a basis for detailed design; and

(f)	the Vendor shall arrange a site visit at the manufacturing plant for producing the Contract Equipment and answer any questions raised by the Purchaser relating to the technical issues involved in the Contract Plant and/or the Contract Equipment.

9.	INSTALLATION, TEST RUN, COMMISSIONING, PERFORMANCE TEST AND ACCEPTANCE

9.1	The Purchaser shall be responsible for arranging the Installation, Test Run, Commissioning, Performance Test and Acceptance of the Contract Plant (collectively, “Testing”). The Vendor shall be responsible for sending qualified engineering technicians, preparing Technical Documentation, providing necessary special tools, apparatus and rendering technical guidance on Testing. The scope of the Technical Service rendered by the Vendor is specified in Appendix 4, and the detailed arrangements of the Testing are specified in Appendix 10.

9.2	The installation shall be conducted and completed within 30 calendar days upon the delivery of the Contract Equipment.

When the installation is completed in accordance with the requirement set out in Technical Documentation, the Parties shall sign the certificate for installation within two (2) days following its completion. The signing date of the said certificate shall be deemed as the completion date of the installation.

9.3	The Purchaser shall, under the guidance of the Vendor, be responsible for the decoration of the workshops of the Contract Plant. If the decoration works are delayed for any reason attributable to the Purchaser solely, the delayed time shall not be taken into account of the time limit as specified in Clause 9.2 of this Contract.

9.4	Each party shall nominate one (1) site representative respectively three (3) days before the commencement of installation, the representatives shall have full authority to deal with on-site commercial and technical problems. The site representatives shall build up an effective work and consultation mechanism, however, the Purchaser or its representative shall have the power in case of emergency to tackle the issues occurred on site. The site representatives shall each day keep a complete record of work contents, work process, the issues occurred on site, as well as the resolution proposals, relevant consultation process and the final decisions adopted in the log book with their signatures. The specific power, work, and consultation mechanism of the site representatives shall be agreed otherwise by the Parties in writing.

9.5	The Acceptance Test of the SnO2 Production Lines shall be conducted within three (3) months after installation is completed, during which the Vendor shall complete the testing of the SnO2 Production Lines, and conduct the Performance Test of the SnO2 Production Lines to ensure that they have met the required performance and guaranteed indices as specified in Appendix 3.

9.6	In case any item does not reach the required performance and guaranteed indices set out in Appendix 3 in the Performance Test, the Parties shall make investigations into the reasons for the failure and solve the problems in accordance with the following methods:

(a)	In case any of the required performance or guaranteed indices is not fulfilled for the reason attributable to the Vendor in any Performance Test, the Vendor shall take measures to eliminate the defects in the Contract Equipment within the period agreed by the Parties. All costs and expenses involved, including but not limited to the additional working cost, equipment and raw material cost, freight and insurance premium involved in delivery to and/or from the working site as well as the Technical Service fee for the Vendor’s personnel, shall be borne by the Vendor solely.

(b)	After the defects have been eliminated, additional Performance Test shall be carried out as soon as possible in accordance with Appendix 10. All costs involved shall be borne by the Vendor.

(c)	If any of the required performance or guaranteed indices are not fulfilled for the reason attributable to the Vendor, it is agreed between the Parties that the Performance Test shall be limited to three (3) times.

(d)	If for reasons attributable to the Vendor, any of the required performance or guaranteed indices are not fulfilled in its third Performance Test, the Purchaser has the right to claim against the Vendor for damages in accordance with the provisions of Appendix 10.

(e)	After receiving the payment for damages by the Purchaser, the site representatives of the Parties shall sign the Acceptance certificate for the Contract Equipment in four (4) copies, and each Party shall keep two (2) copies. Nevertheless, the Vendor shall ensure the Contract Equipment reach the technical performance and guaranteed indices set out in Appendix 3. The payment of damages shall not release the Vendor from its obligations during the Warranty Period.

(f)	If the minimum level of the performance and guaranteed indices are not attained in the third Performance Test for the reason attributable to the Vendor, the Purchaser shall have the right to terminate this Contract in accordance with Clause 15.1 of this Contract.

9.7	In case the Test Run and/or Commissioning and/or the Performance Test are not carried out or delayed and/or additional cost incurred for the reason attributable to the Vendor, the Vendor shall bear all loss and/or additional cost incurred thereof.

If no Performance Test is conducted for the reason attributable to the Purchaser within two(2) Working Days from the completion date of the Test Run, the Parties agree that the Performance Test shall be carried out within an additional of one(1) months and the Purchaser shall be responsible for any additional costs incurred thereof.

However, the Vendor shall, within two (2) Working Days after the Performance Test, be responsible for providing Technical Service at the Purchaser’s request to assist the Purchaser in ensuring the Contract Plant reach the required performance and guaranteed indices as set out in Appendix 3. All costs thus incurred including additional Technical Service fee shall be borne by the Purchaser.

9.8	In case all the required performance and guaranteed indices set out in Appendix 3 are fulfilled in Performance Test, an Acceptance certificate for Contract Plant shall be signed by the site representatives of the Parties within two (2) days following its completion in 4 copies, and each Party shall keep 2 copies.

9.9	The Acceptance of the Contract Plant shall not be deemed to release the Vendor’s obligations and liabilities under the warranties for the Contract Equipment and/or Contract Product within the Warranty Period.

9.10	The Vendor shall purchase and maintain insurance against liability for claims, damages, losses and expenses (including legal fees and expenses) arising from injury, sickness, disease or death for its employees, its agents and its subcontractor’s and/or its supplier’s personnel (collectively, the “Vendor’s Representatives”). The Purchaser shall also be named as co-insured under such insurance. For the sake of clarity, the insurance in foregoing paragraph is not related in any way to any statutory obligations imposed on the Purchaser towards its workers under the laws of PRC.

The Vendor undertakes that the above insurance shall be maintained in full force and effect throughout the whole period of time that the Vendor’s Representatives are participating in the performance of this Contract. At the Purchaser’s request, the Vendor shall deliver to the Purchaser satisfactory evidence to prove that the required insurance is in full force and effect. If the Vendor fails to purchase and/or maintain such insurance, the Purchaser may take out and maintain such insurance and may from time to time deduct from any amount due to the Vendor under this Contract any premium that the Purchaser shall have paid to the insurer, or may otherwise recover such amount as debt due from the Vendor.

10. TECHNICAL SUPPORT, REPAIR AND MAINTENANCE

10.1	Within two (2) years (“Warranty Period”) after the Acceptance of SnO2 Production Line under this Contract and commencement of production, the Vendor shall continue to send its qualified engineering technicians, prepare Technical Documentation, provide necessary special tools and apparatus to conduct complete technical guidance on the operation of SnO2 Production Line and render relevant Technical Service. The scope of the Technical Service provided by the Vendor is set out in Appendix 4.

10.2	Within the Warranty Period, the Vendor shall, according to the training plan put forward by the Purchaser, give training to ten (10) technicians of SnO2 Production Line of the Purchaser.

10.3	The Vendor shall, within the Warranty Period, conduct regular check and maintenance to and the Contract Equipment, at least one (1) time a month, and conduct a comprehensive examination and repair of the Contract Equipment every half year to ensure the normal and stable operation of the Contract Equipment. The standard for maintenance shall be the industrial standard (if any) or any other standard agreed upon by the Parties in writing.

10.4	All costs and expenses relating to the above-mentioned technical guidance, Technical Service, Technical Training, repair and maintenance shall be borne by the Vendor.

10.5	The Purchaser and its representatives shall comply with all reasonable instruction and guidance given by the Vendor or its representatives in relation to operations, repairs and maintenance and training of the SnO2 Production Line. The Purchaser acknowledges that any non-compliance with the said instructions and guidance may affect the normal operations under this Contract which the Purchaser shall bear all the consequences arising therefrom.

11. QUALITY OF PRODUCTS

11.1	The Vendor undertakes that all of the Contract Equipment, and the Contract Products shall reach the standards as set out in Appendix 3, and it shall assume the relevant product liabilities, provided that the Purchaser follows the production technique procedures and guidance set out or given by the Vendor.

11.2	Unless otherwise stipulated in this Contract or under the applicable laws and regulations, the Warranty Period for the Contract Equipment and/or the Contract Product shall be two (2) years after the Acceptance of the Contract Plant.

In case the Contract Equipment is found to be defective during the Warranty Period, the Vendor shall promptly repair or replace the defective equipment at its own expenses and bear the risks thereof within 3 days upon receipt of the Purchaser’s notice in writing. The Warranty Period for the repaired or substituted equipment shall be commenced upon Acceptance by the Purchaser after testing.

During the Warranty Period, if the Contract Equipment ceases to operate for the reason attributable to the Vendor, the Warranty Period shall be extended accordingly. The obligation of the Vendor in this Clause shall not apply when the defects in Contract Equipment is wholly or partly attributable to the fault of the Purchaser or Purchaser’s non-compliance with the production technique procedures and guidance set out or given by the Vendor.

11.3	Within the Warranty Period, the Vendor shall guarantee the quality of the Contract Product. If there is any third party’s claims for damages due to the quality problem of the Contract Product, the Vendor shall assume all liabilities incurred therefrom. Where the Contract Products do not reach the standard as set out in Appendix 3, the Vendor shall pay the production cost to the Purchaser and make full compensation to the Purchaser for any loss incurred thereof.

11.4	Within the Warranty Period, the Vendor shall be responsible for the after-sale-service of the Contract Equipment and Contract Product, and bear the relevant cost.

11.5	Within the Warranty Period, the Vendor shall be responsible for purchasing relevant insurance for the Contract Equipment and Contract Product. The insurer shall be an insurance company in mainland China designated by the Purchaser, and the insurance class including but not limited to All Risk Insurance and The Third Party Liability Insurance, and the premium of which shall be borne by the Vendor.

11.6	The Vendor warrants that in six (6) months upon the Acceptance of the Contract Equipment, the SnO2 Production Lines shall be able to continuously and stably produce qualified products which have passed the required performance and guaranteed indices as set out in Appendix 3 with passing rate of not lower than 95%, and ensure the production achieve the consumption indices of raw materials, burns etc. as required in the PRC (if any), or as agreed by the Parties in writing.

12. LIABILITIES FOR BREACH OF CONTRACT

12.1	In the absence of any fault of the Purchaser, if the Vendor fails to perform the obligations under this Contract, or renders non-conformity with contractual requirements hereunder, the Purchaser shall be entitled to claim against the Vendor for one or several remedies as follows:

(a)	The Vendor shall be responsible for repairing defective Contract Equipment or eliminate the defects or discrepancies of the Contract Equipment at its own costs and expenses. In case the Vendor fails to send its technicians to the working site, the Purchaser shall have the right to eliminate the defects or discrepancies by itself and the Vendor shall be responsible for any cost and expense incurred thereof;

(b)	the Vendor shall, at its own costs and expenses, replace the defective Contract Equipment or Technical Documentation in error with new one, or supplement the omitted Contract Equipment or Technical Documentation and the Vendor shall be responsible for delivering the substitute and/or supplemented equipment and/or Documentation to the working site at its own cost and risk. In case of the equipment is in urgent need, it shall be transported by airway to the working site by the Vendor at its own cost and risk;

(c)	the Vendor shall reduce the price of the Contract Equipment according to the degree of inferiority, extent of damage and amount of losses suffered by the Purchaser; and/or

(d)	the Vendor shall compensate and indemnify for the full losses and damages suffered by the Purchaser arising out of its default.

12.2	If the Acceptance Test of the SnO2 Production Lines are not carried out as scheduled and/or the Contract Products manufactured by them are not of the required standard and quality, the Vendor breaches Clause 9.2 and 9.5 of this Contract and it shall pay damages for delay to the Purchaser at a rate of USD2,000 per day for each SnO2 Production Line and compensate for loss thus incurred to the Purchaser for such breach of contract, and the accumulated damages for delay for each SnO2 Production Line shall not exceed USD100,000.

12.3	If the Vendor is in delay for more than three (3) months, the Purchaser shall have the right to terminate this Contract unilaterally and demand for payment of damages at the above rate to be paid by the Vendor for the breach of this Contract. The Vendor shall refund the Purchaser all payment made by the Purchaser and the interest thereon and shall indemnify and compensate any loss incurred to the Purchaser.

12.4	If there is any reasonable evidence to prove that due to the Purchasers’ willful or grossly negligent act, the decoration work of the Contract Plant is delayed for more than three (3) months, which results in major loss to the Vendor, the Vendor shall be entitled to terminate this Contract unilaterally and demand the Purchaser for damages for the loss suffered.

12.5	Notwithstanding other provisions in this Contract, the aggregate liability of the Vendor under all the claims made by the Purchaser under this Contract shall not exceed the Contract Price which has been actually received by the Vendor before the lodgement of the claims. To the maximum extent as allowed by the applicable laws and unless specified in the Contract, the Parties agree that one Party shall not be liable to the other Party for any special, incidental or consequential damages in relation to any matters under this Contract.

13. TERMINATION OF CONTRACT

13.1	Each Party (the “Non-defaulting Party”) may terminate this Contract in whole or in part and demand for repayment of any advance payment plus interest thereon and compensation for all loss from the other Party (the “Defaulting Party”), if the Defaulting Party,

(a)	(in case the Defaulting Party is the Vendor) fails to deliver the Contract Equipment and/or Technical Documentation within ninety (90) days after the scheduled delivery time as stipulated in this Contract;

(b)	(in case the Defaulting Party is the Vendor) fails to procure the Contract Plant reach the required performance and guaranteed indices as set out in Appendix 3;

(c)	the Vendor breaches the provisions under this Contract that frustrates the purpose of the Contract Plant and/or makes it impossible to fulfill; or

(d)	(in the case the Defaulting Party is the Purchaser) fails to make the payment of the Contract Price in the manner specified under Clause 6.

13.2	Either Party may at any time terminate the Contract, by giving written notice to the other Party in case the other Party becomes bankrupt or insolvent, goes into liquidation, has a receivership or administration order made against it, reaches settlement with its creditors, or carries on business under a receiver, trustee or manager for the benefit of his creditors, or dissolves, or ceases to do business, or be ordered to close down/to cease to conduct business/to dissolve, or has its business license revoked, or if any act is done or any event occurs which (under applicable laws) has a similar effect to any of these acts or events (collectively, “Bankrupt”). In such situation, the Party, who becomes Bankrupt, shall be deemed as having breached this Contract.

13.3	In the event the Purchaser terminates this Contract according to the provisions herein or under applicable laws and regulations, in whole or in part, the Purchaser shall obtain, upon appropriate terms, the equipment, documents and/or the service similar to those undelivered and/or unperformed from third party, and the Vendor shall be liable for any additional costs arising therefrom. Nevertheless, the Vendor shall continue the performance of this Contract to the extent that is not terminated.

13.4	In the event that the Vendor exercises its right as Non-defaulting Party to terminate this Contract under Clause 13.1 (d)

(a)	Exclusive License shall terminate immediately;

(b)	The Purchaser shall cease operations of the SnO2 Production Lines and use of the SnO2 Technology and Technical Documentation;

(c)	The Vendor is entitled to immediately repossess the Contract Equipment (including without limitation Technical Documentation) and other parts and equipment related to the installation of the Contract Equipment previously supplied by the Vendor; and

(d)	The Vendor is entitled to retain any part of Contract Price received.

13.5	The termination of this Contract does not affect any provision of this Contract for the settlement of disputes or any other provision of this Contract governing the rights and obligations of the Parties consequent upon the termination of this Contract. The termination of this Contract in accordance with the provisions of this Contract or the applicable laws and regulations, shall not release the Parties from their obligations under any antecedent breach and to pay damages in accordance with this Contract and shall not affect the right to claim compensation and any other available remedies.

14. CONFIDENTIALITY

14.1	During the performance of this Contract and even after the termination of this Contract, either Party is obliged to take proper measures and appropriate actions to keep the Know-how and related Technical Documentation, other documents and materials, relevant commercial information, business method, professional knowledge as well as other relevant information of and in connection with this Contract strictly confidential from any third party except those who are engaged in the performance of this Contract and they are well informed of the confidential nature of the above information and are bound by the same confidential obligation. Each Party may disclose such confidential information relating to this Contract to its respective legal advisers, accountants, or other professional advisers for professional advice, provided that they are bound by the same obligation of confidentiality.

14.2	Either Party shall keep confidential the Trade Secrets, which it and/or its technicians may obtain or be accessible to in the course of performing this Contract and shall not make use of or disclose such information for any purpose other than those stipulated under this Contract, without prior written consent by the other Party.

14.3	The confidential obligation shall not apply to the information which:

(a)	is already in the public domain;

(b)	lawfully becomes available to either Party from a third party under no obligation of confidentiality; and/or

(c)	is required to be disclosed for the performance of legal obligations or observance of compulsory requirements made by any court of judicial jurisdiction.

14.4	The Parties shall disclose simultaneously the information concerning the conclusion of this Contract.

14.5	Subject to Clauses 14.3 and 14.4, neither of the Parties shall make and shall procure that its respective group members not to make any announcement or release or disclose any information concerning this Contract or the transactions herein referred to or disclose the identity of the other Party (save disclosure to their respective professional advisers under a duty of confidentiality) without the prior consent of the other Party and such consent shall not be unreasonably withheld or delayed.

15. FORCE MAJEURE

15.1	In case either Party is prevented from performing any of its obligations under this Contract due to the event of Force Majeure, such as war, serious fire, typhoon, earthquake, flood and any other events which could not be expected, avoided and overcome, the affected Party shall notify the other Party of occurrence of such an event by fax and send by registered airmail a certificate issued by competent authorities or agency confirming the event of the Force Majeure within fourteen (14) days following its occurrence.

15.2	The affected Party shall not be liable for any delay or failure in performing any of its obligations due to the event of Force Majeure, provided that the affected Party shall inform the other Party by fax the termination or elimination of the event of Force Majeure as soon as possible, and take all reasonable measures and actions to minimize the loss caused by such events of Force Majeure.

15.3	The Parties shall proceed with their respective contractual obligations immediately upon the cease of the event of Force Majeure or the removal of the effects and the term of this Contract shall be extended accordingly. In case the effect of the event of Force Majeure lasts for more than one hundred and twenty (120) days, either Party shall have the right to terminate the Contract by a written notice to the other Party.

16. TAXES AND DUTIES

16.1	All taxes and duties in connection with the performance of this Contract levied by the PRC government on the Parties in accordance with the tax laws of PRC shall be borne by the Parties respectively.

16.2	All taxes and duties levied by the PRC government on the Vendor, in connection with the performance of this Contract in accordance with the tax laws of the PRC and the agreement between the government of the PRC and the government of the Vendor’s place of incorporation or place of business for the avoidance of double taxation and the prevention of tax evasion with respect to income taxes (if applicable), shall be borne by the Vendor.

16.3	All taxes and duties arising outside the PRC in connection with performance of this Contract shall be borne by the Vendor.

17. ARBITRATION

17.1	All disputes arising from, or in connection with the performance of this Contract, shall be settled through amicable consultation based on the principle of honesty and trustworthiness. In case the disputes fail to be settled through amicable consultation, they shall be submitted to the China International Economic and Trade Arbitration Commission (“CIETAC”) in Shenzhen for arbitration. The arbitration shall be conducted in Shenzhen in accordance with CIETAC arbitration rules then effective. The rendered award shall be final and binding on the Parties.

17.2	Notwithstanding any reference to arbitration, the Parties shall continue to perform their respective obligations under this Contract unless otherwise agreed.

17.3	During the course of the settlement of the disputes, aside from the obligations affected by matters in dispute submitted for settlement, the Parties shall continue to perform their respective obligations under this Contract.

18. APPLICABLE LAW

This Contract shall be governed by and construed in accordance with the laws of Hong Kong.

19. MISCELLANEOUS

19.1	Except as otherwise expressly set forth herein, this Contract, along with the Appendices hereto, including their amendments, supplements and alterations, constitutes the entire agreement between the Parties regarding all matters hereunder and related hereto and supersedes all previous written and oral agreements, understandings, undertakings, warranties, letters of intent, memorandum, representations, and explanations prior to the effective date of this Contract.

19.2	This Contract shall be made in both Chinese and English in eight (8) originals, and each Party shall keep four (4) originals of each Chinese and English versions. Where there is any discrepancy between the Chinese version and English version, the English version shall prevail.

19.3	Appendices to this Contract are integral parts of this Contract and shall have the same legal force as this Contract itself. Where there is any discrepancy between the Contract and Appendices, the Contract shall prevail.

19.4	All amendments, supplements and alterations to the clauses of this Contract shall be made in writing and signed by the authorized representatives of the Parties.

19.5	No assignment of any right or obligation under this Contract shall be made by either Party to a third party without the previous written consent of the other Party.

19.6	Each of the Parties shall bear their own legal and professional fees, costs and expenses incurred by the Parties in the negotiation, preparation, execution and completion of this Contract.

19.7	At all times after the date hereof, the Parties shall at their respective own expense execute all such documents and do such acts and things as may reasonably be required for the purpose of giving full force and effect to this Contract.

19.8	This Contract may be executed in one or more counterparts, each of which so executed shall constitute an original and all of which together individually or otherwise executed by all parties will constitute one and the same document.

19.9	The notice sent in accordance with this Contract shall be in written form, made in Chinese, and executed by the legal representative/principal or authorized representative of the Party concerned. The notice shall take the forms of letter, telegraph, fax, or e-mail, however, the notice of termination of this Contract as provided herein must be delivered by registered mail or Worldwide Express Mail Service with the official seal or the Contract seal affixed. The faxes and e-mails concerning important matters shall be confirmed by registered mail, EMS or personal delivery.

Any such notice, demand or communication shall be deemed to have been duly served:–

(a)	if sent by telegraph, the time marked on the return receipt;

(b)	if given or made by facsimile, when despatched with confirmed answerback;

(c)	if sent by e-mail, the time on which the e-mail reaches e-mail address of the receiver;

(d)	if given or made by local registered mail, two (2) Working Days after posting;

(e)	if given or made by Worldwide Express Mail Service, five (5) Working Days after posting; and/or

(f)	if given by personal delivery, the time reached the addressee.

The address, fax number, e-mail address to receive the notice of the Parties shall be as follows:

China Solar Energy Group Limited
Address Post Code:	:	21/F., 3 Lockhart Road, Wan Chai, Hong Kong
Fax Tel. E-mail Attention	: : : :	(852) 3106 5294 (852) 3106 5295 pierre@chinasolar-energy.com Mr. Pierre Seligman

CHINA MERCHANTS ZHANGZHOU DEVELOPMENT ZONE TRENDA SOLAR LIMITED
Address Post Code:	:	Unit 1712-13, Tower 1, Admiralty Centre, No. 18 Harcourt Road, HK
Fax Tel. E-mail Attention	: : : :	(852) 3112 8461 (852) 3112 8410 alan.li@chinactdc.com Mr. Alan LI

IN WITNESS WHEREOF, the parties hereto have caused this Contract to be duly executed by their respective authorized signatories as of the date first indicated above.

SIGNED by Pierre Seligman)
For and on behalf of)
CHINA SOLAR ENERGY GROUP LIMITED)
in the presence of:	)
SIGNED by Alan LI) For and on behalf of)
CHINA MERCHANTS ZHANGZHOU)
DEVELOPMENT ZONE TRENDA SOLAR LIMITED)
in the presence of:	)
Appendix List
Appendix 1	The list of Contract Equipments within the Vendor’s supply scope.
Appendix 2	Contents of the patent and/or know-how and/or Technical Documentation, the authorization documents of intellectual property rights and the delivery plan of relevant materials.
Appendix 3	The specifications, performance, guaranteed indices of Contract Equipment, Contract Plant and Contract Product
as well as the warranty standards of Contract Equipment and Contract Plant.
Appendix 4	The scope of Technical service and remuneration of the Vendor’s Technical personnel.
Appendix 5	The training scope and remuneration of the Purchaser’s Technical personnel
Appendix 6	The delivery plan of Contract Equipments
Appendix 7	Price, delivery and payment of Contract Equipments
Appendix 8	Design liaison arrangements and delivery of design documents.
Appendix 9	Design standards and norms
Appendix 10	Arrangements regarding Installation, Test Run, Commissioning, Performance Test
Appendix 11	Memorandum in relation to exclusive license
Appendix 12	Fixing of Price of Exclusive Sale Products

Annex 3

DATED THE [•] DAY OF [•], 2007

CHINA BIOTECH HOLDINGS LIMITED

and

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

SALE AND PURCHASE AGREEMENT
relating to shares in
FASTER ASSETS LIMITED

7.	REPRESENTATIONS, WARRANTIES AND

UNDERTAKINGS BY THE VENDOR 111

8.	REPRESENTATIONS, WARRANTIES AND

UNDERTAKINGS BY THE PURCHASER		113
9.SEVERABILITY		114
10.ENTIRE AGREEMENT		114
11.TIME		114
12.ANNOUNCEMENTS AND CONFIDENTIALITY		115
13.ASSIGNMENT		116
14.NOTICES AND OTHER COMMUNICATION		116
15.COSTS AND EXPENSES		117
16.FURTHER ASSURANCE		117
17.COUNTERPART		117
18.GOVERNING LAW		117
SCHEDULE 1A	PARTICULARS OF THE COMPANY
SCHEDULE 1B	PARTICULARS OF ZHANGZHOU COMPANY
SCHEDULE 1C	PARTICULARS OF THE PLANT
SCHEDULE 2	GROUPSTRUCTURE CHART
SCHEDULE 3	REPRESENTATIONS, WARRANTIES AND
	UNDERTAKINGS OF THE VENDOR
SCHEDULE 4	REPRESENTATIONS, WARRANTIES AND
	UNDERTAKINGS OF THE PURCHASER

THIS AGREEMENT is made on the [•] day of [•], 2007.

BETWEEN:–

(1)	CHINA BIOTECH HOLDINGS LIMITED, a company incorporated in the British Virgin Islands with limited liability and whose registered office is situate at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (the “Vendor”); and

(2)	CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION, a company incorporated in the British Virgin Islands with limited liability and whose registered office is situate at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. All of its issued shares are listed on NASDAQ in the United States of America (the “Purchaser”).

WHEREAS:–

(A)	FASTER ASSETS LIMITED (the “Company”) is a company incorporated in the British Virgin Islands with limited liability and is a wholly-owned subsidiary of the Vendor , the particulars of which are set out in Schedule 1A.

(B)	CHINA MERCHANTS ZHANGZHOU DEVELOPMENT ZONE BROAD SHINE SOLAR TECHNOLOGY LIMITED ©Û¡ÛÓ§1/2¡ìs¦{¶}µo¡ÛÏ3’•s¤Ó¶§¯à¬ì§Þ¦[3]¡Ú¡Ú¤1/2•q (“Zhangzhou Company”) is a limited company incorporated in the PRC and is a wholly-owned subsidiary of the Company, the particulars of which are set out in Schedule 1B

(C)	Zhangzhou Company owns a plant located at No. 3, Tangyang Industrial Zone, China Merchants Zhangzhou Development Zone, PRC¡]©Û¡ÛÓ§1/2¡ìs¦{¶}µo¡ÛÏ´ö¬v¤u •~¶é3 ¸£k [3]q•Î1/4t©–¡^(the “Plant”) and the land use rights thereto, subject to the issue of the relevant certificates from the relevant PRC authorities. Details of which are set out in Schedule 1C.

(D)	The Vendor is the registered and beneficial owner of the entire issued share capital of the Company.

(E)	The Vendor and the Purchaser have executed the Term Sheet (as defined below) on 5 July 2007.

(F)	The Vendor has agreed to sell to the Purchaser and the Purchaser has agreed to purchase the Sale Shares (as defined below) upon the terms and conditions contained in this Agreement.

AND NOW IT IS HEREBY AGREED as follows:

1 DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless otherwise expressed or required by context, the following expressions shall have the respective meanings set opposite thereto as follows:–

Expression	Meaning
“Accounts Date”	December 31, 2007

“Audited Accounts” the audited consolidated financial statements of the Group for the year ending December 31, 2007

“Articles” the memorandum and articles of association of the Company (as amended from time to time)

“Business Day” a day (excluding public holidays, Saturday, Sunday and any day on which No. 8 signal or above is hoisted or remains hoisted between 9:00 a.m. and 12:00 noon and is not lowered at or before 12:00 noon during a typhoon or on which a black rainstorm warning is issued or remains in effect between 9:00 a.m. and 12:00 noon and is not discontinued at or before 12:00 noon) on which banks are open for business in Hong Kong

“Cash Consideration” the Consideration to be paid in cash in US$ or RMB by the Purchaser to the Vendor based on the Exchange Rate in accordance with Clause 4.2(a)

“Completion” the completion of the sale and purchase of the Sale Shares in accordance with Clause 5

“Completion Date” shall have the meaning ascribed to Clause 5.1

“Consideration” the consideration for the sale and purchase of the Sale Shares as set out in Clause 4.1

“Consideration Shares” 1,000,000 shares of Series A Preferred Shares (subject to shareholder approval of the creation of a new class of Preferred Shares) and 1,133,577 ordinary shares of US$0.01 par value each of the Purchaser to be issued and allotted to the Vendor in accordance with Clause 4.2(b) based on the Consideration divided by the average closing price of approximately US$3.437 per share as quoted on the NASDAQ for the last thirty (30) trading days of the Purchaser’s shares immediately preceding to the execution of the Term Sheet up to and including 4 July 2007, being the last trading day before the date of the Term Sheet, representing approximately 8.01% of the existing issued share capital of the Purchaser of 14,146,497 shares as of 5 July 2007, and approximately 7.42% of the issued share capital of the Purchaser as enlarged by the issue of 1,133,577 new shares as the Consideration Shares

“Exchange Rate” the agreed exchange rate between the Parties shall be US$1.00 = RMB 7.70

“Group” the Company and its Subsidiaries (the structure chart of which is set out in Schedule 2) and “member of the Group” or “Group Company” shall be construed accordingly

“Hong Kong” Hong Kong Special Administrative Region of the PRC

“Independent Valuation Report” the valuation report in respect of the Plant and the land use rights thereto to be issued by an independent valuer

“Management Accounts” the unaudited consolidated management accounts of the Group made up to the end of the latest calendar month immediately preceding Completion

“NASDAQ” the NASDAQ Stock Market, Inc.

“Parties” the parties to this Agreement; and “Party” means any one of them

“PRC” the People’s Republic of China

“Purchaser’s Warranties” the representations, warranties and undertakings set out in Clause 8 and Schedule 4 and such other representations, warranties, undertakings and indemnities contained in this Agreement (including in all Schedules) made or given by the Purchaser

“RMB” Renminbi, the lawful currency of the PRC

“Sale Shares” the one issued and fully paid-up ordinary share of US$1.00 each in the capital of the Company (being the entire issued share capital of the Company) which is beneficially owned by, and to be sold to the Purchaser by, the Vendor

“SEC”	the United States Securities and Exchange Commission
“Securities Act”	the United States Securities Act of 1933, as amended

“Series A Preferred Shares” means the newly designated shares of Preferred Shares to be issued to the Vendor as part of the Consideration Shares (subject to shareholder approval of the creation of the Preferred Shares) with aggregate voting rights constituting 25% of total voting rights of the common stock and the preferred stock of the Purchaser as well as a liquidation preference in the event of the distribution of assets upon any liquidation, dissolution or winding up of the Purchaser, whether voluntary or involuntary

“Shareholders” all those persons holding Shares from time to time; and “Shareholder” means any one of them

“Share(s)” ordinary share(s) of US$1.00 each in the capital of the Company

“Subsidiary” any subsidiary of the Company (as defined in the Companies Ordinance, Cap 32 of the Laws of Hong Kong)

“Taxation” means all forms of tax, duty, rate, levy or other imposition whenever and by whatever authority imposed and whether in Hong Kong, the PRC, the British Virgin Islands, United States of America or elsewhere, including (without limitation) profits tax, provisional profits tax, interest tax, property tax, real estate tax, land use fees, land appreciation tax, taxes on income, value added tax, withholding tax, salaries tax, payroll tax, customs duties, excise duties, rates, stamp duty, capital duty, estate duty and any interest, penalty or fine in connection with any such taxation as applicable to each Group Company

“Term Sheet” a term sheet dated 5 July 2007 regarding the sale and purchase of the entire issued share capital of the Company executed by the Vendor and the Purchaser

“US$” United States Dollars, the lawful currency of the United States of America

“Vendor’s Warranties” the representations, warranties and undertakings set out in Clause 7 and Schedule 3 and such other representations, warranties, undertakings and indemnities contained in this Agreement (including in all Schedules) made or given by the Vendor

1.2	The headings to the Clauses of this Agreement are for ease of reference only and shall be ignored in interpreting this Agreement.

1.3	References to Clauses, Schedules and Exhibits are references to Clauses, Schedules and Exhibits of or to this Agreement and the Schedules and Exhibits shall be deemed to form part of this Agreement.

1.4	Words and expressions in the singular include the plural and vice versa.

1.5	Reference to persons includes any public body and any body of persons, corporate or unincorporate.

1.6	Reference to Ordinances, statutes, legislation or enactments shall be construed as a reference to such Ordinances, statutes, legislation or enactments as may be amended or re-enacted from time to time and for the time being in force.

2 SALE AND PURCHASE OF THE SALE SHARES

2.1	Subject to the terms and conditions contained in this Agreement, the Vendor agrees to sell and the Purchaser, in reliance on the Vendor’s Warranties and the indemnities hereunder made or given by the Vendor, agrees to purchase the Sale Shares free from all liens, charges, encumbrances, pre-emption rights, equities and other third party rights whatsoever and together all rights attached to the Sale Shares at the Completion Date or subsequently becoming attached to the Sale Shares.

2.2	For the avoidance of doubt, the Sale Shares shall also include the entire equity interest of Zhangzhou Company and the Plant together with the land use rights thereto subject to the completion of the necessary approval and registration process of and the issue of the relevant certificates from the relevant PRC authorities. It is agreed that any liabilities of the Group incurred on or before Completion shall be borne by the Vendor and the Vendor agrees to indemnify the Purchaser for such amount if the Vendor fails to settle or pay off such liabilities on or before Completion.

3 CONDITIONS

3.1	Conditions Precedent: Completion of this Agreement shall be conditional upon the following conditions being fulfilled:–

3.1.1	the obtaining of a certified true copy of board resolutions/minutes of the Vendor, approving, inter alia, (i) the entering into and performance of this Agreement, (ii) the transfer of the Sale Shares, (iii) the subscription of the Consideration Shares if the Purchaser selects the Consideration to be paid in accordance with Clause 4.2(b), and (iv) the execution of all other documents contemplated hereunder;

3.1.2	the obtaining of a certified true copy of board resolutions/minutes of the Purchaser approving, inter alia, (i) the entering into and performance of this Agreement, (ii) the transfer of the Sale Shares, (iii) the issue and allotment of the Consideration Shares to the Vendor or its nominees as the Consideration if the Purchaser selects the Consideration to be paid in accordance with Clause 4.2(b), and the registration of the Vendor and/or its nominees, as applicable, as shareholders of the Purchaser in respect of the Consideration Shares, and (iv) the execution of all other documents contemplated hereunder;

3.1.3	the obtaining of a certified true copy of the shareholders’ resolutions/minutes of the Purchaser approving, inter alia, (i) the entering into and performance of this Agreement, (ii) the transfer of the Sale Shares, (iii) the issue and allotment of the Consideration Shares to the Vendor or its nominees as the Consideration if the Purchaser selects the Consideration to be paid in accordance with Clause 4.2(b), and the registration of the Vendor and/or its nominees as shareholders of the Purchaser in respect of the Consideration Shares, and (iv) the execution of all other documents contemplated hereunder;

3.1.4	the obtaining of a certified true copy of board resolutions/minutes of the Company, approving, inter alia, (i) the transfer of the Sale Shares, (ii) the registration of the Purchaser and/or its nominees, as applicable, as shareholder(s) of the Company in respect of the Sale Shares, and (iii) the execution of all other documents contemplated hereunder;

3.1.5	the obtaining of all necessary consents, authorisations and approvals from all appropriate regulatory or governmental bodies in the PRC, Hong Kong, United States of America, British Virgin Islands or elsewhere for the transactions contemplated hereunder, including but not limited to the necessary approvals from the SEC and/or NASDAQ (if applicable);

3.1.6	the obtaining of the Independent Valuation Report in respect of the Plant and the land use rights thereto for the purpose of determining the Consideration as set out in Clause 4.1;

3.1.7	the Purchaser having completed its due diligence review and being satisfied with the results of the due diligence review on the Group; and

3.1.8	the shares of the Purchaser shall continue to be listed on NASDAQ.

3.2	If any of the above conditions has not been fulfilled or waived within 6 months following the execution of this Agreement or such other date as agreed by the Parties in writing, this Agreement shall terminate (other than Clauses 12, 14, 15 and 18 which shall remain to be effective) and none of the Parties shall have any claim against the others for costs, damages, compensation or otherwise apart from any antecedent breaches of any provisions hereof.

3.3	Conditions Subsequent: Subject to the fulfillment of the conditions precedent set out in Clause 3.1 above, the Vendor further undertakes to procure the obtaining by Zhangzhou Company of all necessary consents, authorisation or other approvals in connection with the Plant and the land use right thereto (including but not limited to the land use rights certificate and property certificate) being fulfilled to the satisfaction of the Purchaser within 12 months after the Completion Date or such other date as agreed by the parties in writing.

3.4	The Vendor and the Purchaser shall use their respective best endeavours to procure that the conditions in Clauses 3.1 and 3.3 above are satisfied not later than the date specified in that Clause 3.2 and 3.3 respectively.

4 CONSIDERATION

4.1	The consideration for the Sale Shares shall be the lesser of RMB30,000,000 or the fair market value of the Plant and the land use right thereto as set out in the Independent Valuation Report prepared by an independent valuer which mutually agreed by the Parties, subject to any adjustment as may be agreed between the Parties in writing.

4.2	The Purchaser shall, at its sole discretion, pay the Consideration to the Vendor at Completion by any of the following means:

4.2.1	by way of wire transfer to the Vendor’s designated bank account in case of Cash Consideration; or

4.2.2	by way of the issue and allotment of the Consideration Shares by the Purchaser to the Vendor or its nominees; or

4.2.3	other means of payment as agreed by the Parties in writing.

5 COMPLETION

5.1	Subject to Clause 6, Completion shall take place at Arculli Fong&Ng LLP on or before the thirtieth (30th) business day after the fulfillment of the above conditions precedent (or waiver, as the case may be) or at such other place and/or at such other time as the Parties may agree in writing from time to time (the “Completion Date”) when the business described in Clauses 5.2 to 5.4 will be simultaneously transacted:

5.2	At Completion, the Purchaser shall pay the Consideration in accordance with Clause 4.2 and deliver, inter alia, the following documents:

(a)	an executed instrument of transfer in respect of the Sale Shares;

(b)	a certified true copy of board resolutions/minutes of the Purchaser approving, inter alia (i) the transfer of the Sale Shares, (ii) the issue and allotment of the Consideration Shares to the Vendor or its nominees if the Purchaser selects the Consideration to be paid in accordance with Clause 4.2(b) and the registration of the Vendor and/or its nominees, as applicable, as members of the Purchaser in respect of the Consideration Shares and (iii) the entry into and consummation of this Agreement, and (iv) the execution of all other documents contemplated hereunder;

(c)	a certified true copy of the shareholders’ resolutions/minutes of the Purchaser approving, inter alia, (i) the transfer of the Sale Shares, (ii) the issue and allotment of the Consideration Shares to the Vendor or its nominees if the Purchaser selects the Consideration to be paid in accordance with Clause 4.2(b) and the registration of the Vendor and/or its nominees, as applicable, as members of the Purchaser in respect of the Consideration Shares, (iii) the entry into and consummation of this Agreement, and (iv) the execution of all other documents contemplated hereunder; and

(d)	the necessary approvals from the SEC, NASDAQ and/or other regulatory authority in connection with the transactions contemplated hereunder (if applicable).

5.3	At Completion, the Vendor shall deliver to the Purchaser, inter alia, the following documents:

(a)	an executed instrument of transfer in respect of the Sale Shares;

(b)	an executed letter of application for shares in respect of the Consideration Shares (if the Purchaser selects the Consideration to be paid in accordance with Clause 4.2(b));

(c)	a certified copy of board resolutions/minutes of the Vendor approving, inter alia, (i) the transfer of the Sale Shares, (ii) the subscription of the Consideration Shares if the Purchaser selects the Consideration to be paid in accordance with Clause 4.2(b), (iii) the entry into and consummation of this Agreement, and (iv) the execution of all other documents contemplated hereunder;

(d)	a certified true copy of board resolutions/minutes of the Company approving, subject to Completion:

(i)	the registration of the Purchaser and/or its nominees, as applicable, as members of the Company in respect of the Sale Shares;

(ii)	the execution of all other documents contemplated hereunder.

6 DEFAULT UNDER CLAUSE 5

6.1	Neither the Vendor nor the Purchaser is obliged to complete this Agreement until the Parties comply fully with the completion requirements as set out in Clauses 5.2 to 5.3.

6.2	If in any respect the requirements as set out in Clauses 5.2 to 5.3 are not complied with on the Completion Date, the non-defaulting Party may:–

(a)	defer Completion to a date not more than six months after that date (in which case this Clause shall apply to Completion as so deferred); or

(b)	proceed to Completion so far as practicable and in any case without prejudice to its rights under this Agreement; or

(c)	rescind this Agreement (other than Clauses 12, 14, 15, and 18) without prejudice to the rights of either Party in respect of antecedent breaches.

7 REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS BY THE VENDOR

7.1	The Vendor hereby unconditionally and irrevocably represents and warrants to and undertakes with the Purchaser that the statements in Schedule 3 are as at the date hereof and will be for all times up to and including the Completion Date, true and correct in all respects and not misleading in any respect.

7.2	The Purchaser’s rights in respect of each of the said representations, warranties, undertakings and indemnities contained in this Agreement (including all Schedules) will survive Completion and continue in full force and effect notwithstanding Completion and shall not be affected by any information relating to the Company of which the Purchaser has knowledge (however acquired and whether actual, imputed or constructive).

7.3	Prior to Completion, if any of the warranties, representations or undertakings set out in this Clause 7 and Schedule 3 is found to be untrue, inaccurate or misleading or has not been fully and/or punctually carried out in any respect, or in the event of the Vendor becoming unable or failing to do anything required under this Agreement to be done by it at or before the Completion Date, and if any of the aforesaid comes to the knowledge of the Vendor, the Vendor shall forthwith notify the Purchaser thereof, and in all these events, the Purchaser shall not be bound to procure the completion of the sale and purchase of the Sale Shares and may by notice in writing rescind this Agreement, in which event the parties hereto shall be discharged from their respective further obligations hereunder except for their obligations under Clauses 12, 14, 15 and 18 and without prejudice to the rights of either Party in respect of antecedent breaches.

7.4	The representations, warranties and undertakings set out in each paragraph of Schedule 3 shall be separate and independent and save as expressly provided shall not be limited by reference to any other paragraph or anything in this Agreement or the Schedules.

7.5	The representations, warranties and undertakings set out in each paragraph of Schedule 3 shall be deemed to be repeated as at Completion as if all references therein to the date of this Agreement were references to the Completion Date.

7.6	The Vendor hereby agrees to indemnify the Purchaser and, upon written request of the Purchaser, the relevant member of the Group and keep the same indemnified in respect of all their costs (including all their legal costs) or expenses which the Purchaser and/or the relevant member of the Group may incur either before or after the commencement of any action in connection with:–

(a)	the settlement of any claim that any of the Vendor’s Warranties are untrue or misleading or have been breached;

(b)	any legal proceedings in which the Purchaser claims that any of the Vendor’s Warranties are untrue or misleading or have been breached and in which judgment is given for the Purchaser; or

(c)	the enforcement of any such settlement or judgment.

7.7	The Vendor hereby agrees to indemnify and keep indemnified the Purchaser in full from and against all liabilities, losses, damages, claims, costs and expenses (including legal costs and expenses on a full indemnity basis) incurred by the Purchaser and arising whether directly or indirectly as a consequence of any breach by the Vendor of any of its obligations, commitments, undertakings, agreements, warranties, indemnities and warrants under or pursuant to this Agreement.

7.8	These rights of the Purchaser under Clauses 7.6 and 7.7 shall be in addition and without prejudice to any other rights and remedies available to it under this Agreement or otherwise, which rights and remedies are hereby specifically reserved.

8 REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS BY THE PURCHASER

8.1	The Purchaser hereby unconditionally and irrevocably represents and warrants to and undertakes with the Vendor that the statements in Schedule 4 are as at the date hereof and will be for all times up to and including the Completion Date, true and correct in all respects and not misleading in any respect.

8.2	The Vendor’s rights in respect of each of the said representations, warranties, and undertakings contained in this Agreement will survive Completion and continue in full force and effect notwithstanding Completion and shall not be affected by any information relating to the Company of which the Vendor has knowledge (however acquired and whether actual, imputed or constructive).

8.3	Prior to Completion, if any of the warranties, representations or undertakings set out in this Clause 8 and Schedule 4 is found to be untrue, inaccurate or misleading or has not been fully carried out in any respect, or in the event of the Purchaser becoming unable or failing to do anything required under this Agreement to be done by it at or before the Completion Date, and if any of the aforesaid comes to the knowledge of the Purchaser, the Purchaser shall forthwith notify the Vendor thereof, and in all these events, the Vendor shall not be bound to procure the completion of the sale and purchase of the Sale Shares and may by notice in writing rescind this Agreement, in which event the parties hereto shall be discharged from their respective further obligations hereunder except for their obligations under Clauses 12, 14, 15 and 18 and without prejudice to the rights of either Party in respect of antecedent breaches.

8.4	The representations, warranties and undertakings set out in each paragraph of Schedule 4 shall be separate and independent and save as expressly provided shall not be limited by reference to any other paragraph or anything in this Agreement or the Schedules.

8.5	The representations, warranties and undertakings set out in each paragraph of Schedule 4 shall be deemed to be repeated as at Completion as if all references therein to the date of this Agreement were references to the Completion Date.

8.6	The Purchaser hereby agrees to indemnify the Vendor and keep the same indemnified in respect of all their costs (including all their legal costs) or expenses which the Vendor may incur either before or after the commencement of any action in connection with:–

(a)	the settlement of any claim that any of the Purchaser’s Warranties are untrue or misleading or have been breached;

(b)	any legal proceedings in which the Vendor claims that any of the Purchaser’s Warranties are untrue or misleading or have been breached and in which judgment is given for the Vendor; or

(c)	the enforcement of any such settlement or judgment.

8.7	The Purchaser hereby agrees to indemnify and keep indemnified the Vendor in full from and against all liabilities, losses, damages, claims, costs and expenses (including legal costs and expenses on a full indemnity basis) incurred by the Vendor and arising whether directly or indirectly as a consequence of any breach by the Purchaser of any of its obligations, commitments, undertakings, agreements, warranties, indemnities and warrants under or pursuant to this Agreement.

8.8	These rights of the Vendor under Clauses 8.6 and 8.7 shall be in addition and without prejudice to any other rights and remedies available to it under this Agreement or otherwise, which rights and remedies are hereby specifically reserved.

9 SEVERABILITY

If at any time any one or more provisions hereof is or becomes invalid, illegal, unenforceable or incapable of performance in any respect, the validity, legality, enforceability or performance of the remaining provisions hereof shall not thereby in any way be affected or impaired.

10 ENTIRE AGREEMENT

This Agreement together with its Schedules constitutes the entire agreement and understanding between the Parties in connection with the subject-matter of this Agreement and supersedes all previous proposals, representations, warranties, agreements or undertakings relating thereto whether oral, written or otherwise and (save as expressly provided or reserved herein) neither Party has relied on any such proposals, representations, warranties, agreements or undertakings.

11	TIME
	11.1	Time shall be of the essence of this Agreement.

11.2	No time or indulgence given by any Party to the other shall be deemed or in any way be construed as a waiver of any of its rights and remedies hereunder.

12 ANNOUNCEMENTS AND CONFIDENTIALITY

12.1	The Vendor hereby unconditionally and irrevocably undertakes to provide all such information known to it or which on reasonable enquiry ought to be known to it and relating to the Group as may reasonably be required by the Purchaser for the purpose of complying with any requirement of (i) any applicable law or Court order, or (ii) any governmental or regulatory authorities.

12.2	Save as required by (i) any applicable law or Court order, or (ii) any governmental or regulatory authorities (in which case such disclosure shall not be released unless the contents of which have been approved by the other Parties), no press or other announcement shall be made in connection with the subject matter of the Term Sheet and this Agreement by any Party without the prior written approval of the other Party.

12.3	Subject to Clause 12.2, neither of the Parties shall make, and shall procure the Group not to make any announcement or release or disclose any information concerning the Term Sheet, this Agreement or the transactions herein referred to or disclose the identity of the other Party (save disclosure to their respective professional advisers under a duty of confidentiality) without the prior written consent of the other Party hereto. Notwithstanding anything contained in this Agreement, the Parties hereby agree that the company secretary of the Purchaser or any other person nominated by the Purchaser shall have the right to communicate with, and/or prepare or disclose any information and/or announcement concerning the Term Sheet, this Agreement or the transactions herein referred to or disclose the identity of the other Party to the SEC, the NASDAQ and/or any other regulatory authority for the sole purpose of fulfilling its obligations under the Securities Act and/or any applicable laws and regulations.

12.4	This Clause shall remain effective notwithstanding Completion or termination of this Agreement.

13 ASSIGNMENT

This Agreement shall be binding on and shall ensure for the benefit of the successors and assigns of the Parties but shall not be assigned by any Party without the prior written consent of the other Party.

14 NOTICES AND OTHER COMMUNICATION

14.1	Any notice or other communication to be given under this Agreement shall be in writing and delivered personally or sent by pre-paid post or by facsimile or telex. Any such notice or communication shall be sent to the Party to whom it is addressed and must contain sufficient reference and/or particulars to render it readily identifiable with the subject-matter of this Agreement. Any notice or other communication given or made under this Agreement shall be delivered personally or sent by pre-paid post, facsimile or telex at the address or telex number or fax number of the relevant Party set out below (or such other address or telex number or fax number as the addressee has by five (5) Business Days prior written notice specified to the other parties hereto):–

To the Vendor Address Fax Number Attention	: : :	5/F, B&H Plaza, 27 Industry Avenue, Shekou, Shenzhen 518067 China (86-755) 2688 8628 Lu Zhenwei

To the Purchaser Address:Unit 1712-13, Tower 1, Admiralty Centre, No.18 Harcourt Road, Hong Kong Fax Number:(852) 3112 8410 Attention:Li Alan
14.2	Any such notice, demand or communication shall be deemed to have been duly served:–

(a)	if given or made by letter within Hong Kong, 2 Business Days after posting;

(b)	if given or made by letter outside Hong Kong, 7 Business Days after posting; and

(c)	if given or made by facsimile or telex, when dispatched with confirmed answerback.

15 COSTS AND EXPENSES

Each of the Parties shall bear their own legal and professional fees, costs and expenses incurred by the Parties in the negotiation, preparation, execution and completion of this Agreement. The stamp duty incurred in connection with this Agreement (if any) shall be borne by the Vendor and the Purchaser in equal shares.

16 FURTHER ASSURANCE

At all times after the date hereof, the Parties shall at their own expense execute all such documents and do such acts and things as may reasonably be required for the purpose of giving full force and effect to this Agreement.

17 COUNTERPART

This Agreement may be executed in one or more counterparts, each of which so executed shall constitute an original and all of which together individually or otherwise executed by all parties will constitute one and the same document.

18 GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the parties hereto agree to submit to the non-exclusive jurisdiction of the courts of Hong Kong.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, this Agreement has been executed on the day and year first above written.

SIGNED by [•]	)
For and on behalf of	)
CHINA BIOTECH HOLDINGS LIMITED	)
in the presence of:	)
SIGNED by [•]	)
For and on behalf of	)
CHINA TECHNOLOGY DEVELOPMENT	)
GROUP CORPORATION	)
in the presence of:	)

Annex 4

DATED THE 27TH DAY OF APRIL 2007

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(FORMERLY KNOWN AS TRAMFORD INTERNATIONAL LIMITED)

and

WIN HORSE INVESTMENTS LIMITED

SALE AND PURCHASE AGREEMENT
relating to shares in
CHINA NATURES TECHNOLOGY INC.
(FORMERLY KNOWN AS FUTURE SOLUTIONS DEVELOPMENT INC.)

THIS AGREEMENT is made on the 27th day of April, 2007.

BETWEEN:–

(1)	CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION (formerly known as TRAMFORD INTERNATIONAL LIMITED), a company incorporated under the laws of British Virgin Islands with limited liability (Company No.: 161076) and whose registered office is situated at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (the “Vendor”); and

(2)	WIN HORSE INVESTMENTS LIMITED, a company incorporated under the laws of British Virgin Islands with limited liability (Company No.: 1393429) and whose registered office is situated at AMS Trustees Limited, Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands (the “Purchaser”).

WHEREAS:–

(A)	CHINA NATURES TECHNOLOGY INC. (formerly known as FUTURE SOLUTIONS DEVELOPMENT INC.) (the “Company”) is a company incorporated in the British Virgin Islands with limited liability on 28 January, 2003. The particulars of the Company are set out in Schedule 1.

(B)	As at the date of execution of this Agreement, the Vendor owns 161,604 shares with par value of US$0.01 each in the issued share capital of the Company (representing 100% of the issued share capital of the Company).

(C)	On 24 April 2007, the Company entered into an equity transfer agreement relating to Shenzhen Innoessen (as defined below) (“Shenzhen Innoessen Agreement”) with SOUTHWICK INTERNATIONAL LIMITED (“Southwick”) (a company incorporated under the laws of British Virgin Islands with limited liability (Company No.: 1381230)) in relation to the transfer of 100% equity interest in Shenzhen Innoessen to Southwick (“Shenzhen Innoessen Transfer”). The particulars of Shenzhen Innoessen are set out in Schedule 3A.

(D)	On 24 April 2007, the Company entered into an equity transfer agreement relating to Zhangzhou Innoessen (as defined below) (“ Zhangzhou Innoessen Agreement”) with SINOFIELD GROUP LIMITED (“Sinofield”) (a company incorporated under the laws of British Virgin Islands with limited liability (Company No.: 1385327)) in relation to the transfer of 100% equity interest in Zhangzhou Innoessen to Sinofield (“Zhangzhou Innoessen Transfer”). The particulars of Zhangzhou Innoessen are set out in Schedule 3B.

(E)	The Vendor has agreed to sell to the Purchaser and the Purchaser has agreed to purchase the Sale Shares (as defined below) upon the terms and conditions contained in this Agreement after friendly consultation. The Vendor and the Purchaser understand, confirm and agree that the Shenzhen Innoessen Transfer and the Zhangzhou Innoessen Transfer will be completed prior to the Completion Date (as defined below) and the Sale Shares shall not include any equity interest of Shenzhen Innoessen and Zhangzhou Innoessen.

(F)	The Vendor and the Purchaser understand, confirm and agree that the Shenzhen Innoessen Transfer and the Zhangzhou Innoessen Transfer are internal corporate restructuring of the Vendor for the purpose of selling the Sale Shares. The Purchaser further understands, confirms and agrees that the Vendor may, before Completion (as defined below), procure the Company to pay the Vendor the consideration regarding Shenzhen Innoessen Transfer, in amount of HK$ 1,900,000 (“Shenzhen Innoessen Consideration”) to be received from Southwick, and the consideration regarding Zhangzhou Innoessen Transfer, in amount of HK$ 7,000,000 (“Zhangzhou Innoessen Consideration”) to be received from Sinofield.

AND NOW IT IS HEREBY AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, including recitals and schedules, unless otherwise expressed or required by context, the following expressions shall have the respective meanings set opposite thereto as follows:–

“Sale Shares” the entire issued share capital of the Company (representing the 161,604 Shares of US$0.01 each of the Company) which are beneficially owned by the Vendor.

“Conditions” conditions precedent as set out in Clause 4.

“Warranties” the representations, warranties and undertakings as set out in Clause 6 and Schedule 4 of this Agreement made or given by the Vendor.

“PRC” the People’s Republic of China (unless otherwise required by the context, it shall not include Hong Kong, Macau Special Administrative Region of the PRC and Taiwan).

“Hong Kong” Hong Kong Special Administrative Region of the PRC.

“Taxation” means all forms of tax, duty, rate, levy, tax increase, cancellation or modification of tax incentives, or other imposition imposed by taxation or other authorities in PRC, Hong Kong or elsewhere, including any related late payment penalty, interest, fine, fees and expenses in connection with any such taxation as applicable.

“Completion” the completion of the sale and purchase of the Sale Shares.

“Completion Date” has the meaning ascribed to in Clause 5.1.

“Business Day” means any day, including Saturdays, on which banks in Hong Kong are open for business.

“Share(s)” Ordinary share(s) of US$0.01 each in the capital of the Company

“Force Majeure” means all unpredictable, uncontrollable, inevitable and insuperable events occurring subsequent to the date of execution of this Agreement which prevent either party from performing all or part of its obligations thereunder, including earthquake, typhoon, flood, serious fire, war, infectious diseases listed in the Appendix to Prevention of the Spread of Infectious Diseases Regulations (Cap. 141B of the Laws of Hong Kong) or any unpredictable, inevitable or uncontrollable events, including those events construed to fall within Force Majeure events under international ordinary business practice.

“Person(s)” includes any person, limited company, unlimited company, organization, partnership, joint venture company, government organization, public body, statutory body and economic entity of any form.

“HK$” Hong Kong Dollars, the lawful currency of Hong Kong.

“US$” United States Dollars, the lawful currency of the United States of America.

“Zhejiang Company” Zhejiang University (HangZhou) Leaf Bio-technology Co., Ltd., a company established in the PRC with limited liability on 14 June 2002. The Company owns 71.43% equity interest in Zhejiang Company. The particulars of Zhejiang Company are set out in Schedule 2.

“Shenzhen Innoessen” Shenzhen Innoessen Biotech Ltd., a company established in the PRC with limited liability on 11 November 2004, whose particulars are set out in Schedule 3A.

“Zhangzhou Innoessen” China Merchants Zhangzhou Development Zone Innoessen Biotech Ltd., a company established in the PRC with limited liability on 22 December 2006, whose particulars are set out in Schedule 3B.

1.2	Unless otherwise stipulated in the context of this Agreement, references to Clauses and Schedules are references to Clauses and Schedules of or to this Agreement and the Schedules shall be deemed to form part of this Agreement.

1.3	If allowed by the context, references to the Vendor and the Purchaser shall be deemed to include its respective successors and authorized assignees.

1.4	The headings to the Clauses of this Agreement are for ease of reference only and shall be ignored in interpreting this Agreement.

1.5	Reference to ordinances, statutes, legislation or enactments under this Agreement shall be construed as a reference to such ordinances, statutes, legislation or enactments as may be amended or re-enacted from time to time. If the execution or interpretation of the relevant ordinances, statutes, legislation or enactments has been varied or amended by the court with jurisdiction or other authorities, a reference to such ordinances, statutes, legislation or enactments shall be construed as a reference to such ordinances, statutes, legislation or enactments after such variation or amendment. However, if, before the amendment, re-enactment or variation of the relevant ordinances, statutes, legislation or enactments, the Vendor does not have liability for breach of this Agreement, then the Vendor should not and need not bear any liability for breach of this Agreement because of such amendment, re-enactment or variation of such relevant ordinances, statutes, legislation or enactments.

2. SALE AND PURCHASE OF THE SALE SHARES

2.1	Subject to the terms and conditions contained in this Agreement, the Vendor, as beneficial owner, agrees to sell and the Purchaser agrees to purchase the Sale Shares and together with related rights, interests, rights to claim and legal or all associated rights and interests (including but not limited to the declaration, distribution or payment of all profits, dividends and distributions on or after the Completion Date) attached to the Sale Shares free from all claims, liabilities, liens, pledges, charges, equitable rights, rights to claim and third party rights of whatsoever nature.

2.2	Upon the Completion Date, the Purchaser shall enjoy and bear, and the Vendor shall cease to enjoy and bear all the rights and obligations attached to the Sale Shares.

2.3	For the avoidance of doubt, the Vendor and the Purchaser hereby specifically confirm and agree that the Shenzhen Innoessen Transfer and the Zhangzhou Innoessen Transfer will be completed prior to the Completion Date and the Sale Shares shall not include any equity interest of Shenzhen Innoessen and Zhangzhou Innoessen. The Vendor and the Purchaser understand, confirm and agree that the Shenzhen Innoessen Transfer and the Zhangzhou Innoessen Transfer are internal corporate restructuring of the Vendor for the purpose of selling the Sale Shares. The Purchaser expressly, irrevocably, unconditionally confirms and agrees that the Vendor shall have the right to procure the Company to gratuitously assign or as an absolute gift transfer to the Vendor or its assignee the Shenzhen Innoessen Consideration received from Southwick and the Zhangzhou Innoessen Consideration received from Sinofield (or in other form of payment or settlement of the consideration of the Sale Shares as otherwise agreed by the Vendor and the Company). The Purchaser agrees not to make enquiries, interrogations, investigations or claims at any time regarding the payment or settlement of the consideration in relation to the said equity transfers.

3. CONSIDERATION

The consideration for the Sale Shares shall be HK$10,000,000 (the “Consideration”). The Purchaser shall pay the first installment of the Consideration in amount of HK$1,000,000 (the “First Payment”) to an account designated by the Vendor (or in other manner as agreed by the Vendor and the Purchaser) within two (2) months following the date of execution of this Agreement. The balance of the Consideration in amount of HK$9,000,000 (the “Residual Payment”) shall be paid to an account designated by the Vendor (or in other manner as agreed by the Vendor and the Purchaser) on the Completion Date.

4. CONDITIONS PRECEDENT

4.1	Completion of the Sale Shares under this Agreement shall be conditional upon the following conditions being fulfilled:–

(a)	board resolutions of the Company, approving the transfer of the Sale Shares contemplated hereunder, the cancellation of the original share certificate of the Vendor, and the issuance of a new share certificate to the Purchaser;

(b)	board resolutions of the Vendor, approving the transfer of the Sale Shares contemplated hereunder;

(c)	board resolutions of the Purchaser approving the transfer of the Sale Shares contemplated hereunder;

(d)	completion of the Shenzhen Innoessen Transfer contemplated in the Shenzhen Innoessen Agreement, the obtaining of approval of the Shenzhen Innoessen Transfer and the amendment to the articles of Shenzhen Innoessen from the relevant PRC authority, and completion of change of records with Bureau of Administration for Industry and Commerce in PRC to reflect that Southwick has acquired 100% equity interest in Shenzhen Innoessen; and

(e)	completion of the Zhangzhou Innoessen Transfer contemplated in the Zhangzhou Innoessen Agreement, the obtaining of approval of the Zhangzhou Innoessen Transfer and the amendment to the articles of Zhangzhou Innoessen from the relevant PRC authority, and completion of change of records with Bureau of Administration for Industry and Commerce in PRC to reflect that Sinofield has acquired 100% equity interest in Zhangzhou Innoessen.

4.2	If any of the above conditions has not been fulfilled or waived within twelve (12) months (or such later date as may be agreed between the parties in writing) following the date of execution of this Agreement, this Agreement shall terminate automatically. If by any reason attributed to the Vendor any of the Conditions has not been fulfilled within the above time limit, the Purchaser shall have the right to claim for refund of the First Payment. On the contrary, if by any reason attributed to the Purchaser any of the Conditions has not been fulfilled within the above time limit, the Vendor has the right to forfeit the First Payment.

5. COMPLETION

5.1	Completion of the Sale Shares shall take place on the fifteenth (15th) Business Day (or such other date agreed by the parties) upon the fulfillment (and/or waiver, as the case may be) of all Conditions as set out in Clause 4.1.

5.2	On the Completion Date, the Vendor shall deliver the executed Instrument of Transfer of the Sale Shares and the relevant share certificates to the Purchaser, and the Purchaser shall pay the Residual Payment to the Vendor (or such other date agreed by the parties in writing).

6. REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS BY THE VENDOR

6.1	The Vendor hereby represents and warrants to and undertakes with the Purchaser that the statements under Clause 6.1 and in Schedule 4 are as at the date hereof and will be for all times up to and including the Completion Date, true and accurate in all respects and not misleading in any respect. Any disclosure or representation (including but not limited to practical or legal requirements) of other matters or documents not expressly given under this Agreement shall not imply any representation, warranty or undertaking by the Vendor, and shall not be construed as broadening the scope of any warranty or undertaking.

6.2	The Vendor hereby undertakes to the Purchaser that (a) if any of the Warranties have been breached or (b) if any of the Warranties are untrue, misleading or inaccurate in any material respect or (c) if the Vendor fails to perform any of its duties or obligations under this Agreement, the Vendor irrevocably and unconditionally agrees to indemnify the Purchaser in respect of all its loss, debts, additional reasonable costs and expenses incurred by the Purchaser arising therefrom and pay damages to the Purchaser (regardless of whether this Agreement has been completed or not, and/or whether the Purchaser has given the Vendor or other persons any allowance regarding the time or other respect in relation to the incidents above). This right of the Purchaser under Clause 6.2 shall be in addition and without prejudice to any other rights and remedies available to it under this Agreement or otherwise.

7. WARRANTIES BY THE PURCHASER

7.1	The Purchaser hereby represents and warrants to and undertakes with the Purchaser that the statements under Clause 7 are as at the date hereof and will be for all times up to and including the Completion Date, true and accurate in all respects and not misleading in any respect. Any disclosure or representation (including but not limited to practical or legal requirements) of other matters or documents not expressly given under this Agreement shall not imply any representation, warranty or undertaking by the Purchaser, and shall not be construed as broadening the scope of any warranty or undertaking.

7.2	If the Purchaser fails to pay any part of the Consideration to the Vendor on the date agreed under this Agreement, the Purchaser shall, according to the date of deferred payment, indemnify the Vendor at a rate of one-thousandth (0.1%) of the due payment each day. If the Vendor initiates a claim to court due to the Purchaser’s failure to pay the Consideration as required under this Agreement, the Purchaser shall irrevocably agree to accept the jurisdiction of Hong Kong and shall not make any objection.

7.3	The Purchaser hereby agrees to return to the Vendor all the materials and information in connection with the Agreement and/or the Company obtained from the Vendor upon the termination of this Agreement for any reason and the Purchaser further undertakes not to make use of such information for its own benefit or to cause any harm to the Company or its Group, unless such information has already been disclosed to the Purchaser or are deemed to be public information (which is not caused by any action or fault of the Purchaser or its advisors).

7.4	The Purchaser hereby represents, warrants and undertakes to the Vendor that based on any information relating to the Vendor and the Sale Shares obtained by the Purchaser (whether practically or as required by law) and by due diligence conducted by the Purchaser or its representative on or before the Completion Date, provided that the warranties under Clause 6.1 and in Schedule 4 of this Agreement are true, accurate and not misleading in any respect, the Purchaser irrevocably and unconditionally agrees to waive the rights and remedies enjoyed by the Purchaser under Clauses 6.2 (a) and (b).

8. RESTRICTION ON DISCLOSURE

8.1	Save for the disclosure to their respective professional advisers and senior management and employees who are under a duty of confidentiality, neither of the parties hereto shall, before or after Completion, disclose any confidential information concerning the parties hereto, the Company and the transaction contemplated herein to any third party without the prior written consent of the other party hereto, (unless required by the laws or regulations in the United States of America, British Virgin Islands, the PRC and Hong Kong (including applicable listing rules) or court order of United States of America, British Virgin Islands, PRC and Hong Kong).

8.2	Save as required by any applicable laws of Hong Kong and the PRC or NASDAQ or any governmental or regulatory authorities, no announcement in connection with the subject matter of this Agreement shall be made by any party without the prior written approval of the other party.

9. FORCE MAJEURE

9.1	Neither of the parties shall be liable for any failure or any delay to perform its obligation in connection with any force majeure event and the period to perform such obligations may be extended accordingly.

9.2	The party exposed to force majeure event shall provide a written notice to the other party immediately following the occurrence of the force majeure event and shall provide sufficient evidence regarding the occurrence of the force majeure event and its continual period within fifteen (15) days following such occurrence to the other party. The party exposed to force majeure event shall use all its reasonable endeavors to terminate such force majeure event.

9.3	The parties shall agree to use all their respective reasonable endeavors to negotiate to find out a fair solution and mitigate the consequences of the force majeure event upon occurrence of such force majeure event.

10. GOVERNING LAW

The execution, effectiveness, interpretation, performance and dispute resolution of this Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the parties hereto unconditionally and irrevocably agree to submit to the non-exclusive jurisdiction of the courts of Hong Kong

11. MISCELLANEOUS

11.1	COSTS AND EXPENSES

Each of the parties shall bear their own legal and professional fees, costs and expenses in the negotiation, preparation, execution and completion of this Agreement.

11.2	TAXATION

All forms of tax incurred in connection with the transfer of the Sale Shares (if any) shall be borne by the Vendor and the Purchaser in equal shares.

11.3	NOTICE

The Purchaser has authorised Mr. Chan Wai Kong (address set out below) as its process agent to receive any Hong Kong legal document sent by the other party.

Mr. Chan Wai Kong
Address	:	Room A-B, 15/F, Ritz Plaza, 122 Austin Road, Tsimshatsui, Kowloon, Hong Kong

Any notice or other communication to be given under this Agreement shall be in writing. Any notice or other communication given or made under this Agreement shall be delivered personally or sent by pre-paid post at the address of the relevant party set out below (or such other address as the addressee has by five (5) Business Days prior written notice specified to the other party):–

To the Vendor Name Address Fax Number Attention	: : : :	China Technology Development Group Corporation Room 2413-18, Shui On Centre, 8 Harbour Road, Wan Chai, Hong Kong +852 3112 8410 Mr. Li Alan

To the Purchaser
Name Address Fax Number Attention	: : : :	Win Horse Investments Limited Room A-B, 15/F, Ritz Plaza, 122 Austin Road, Tsimshatsui, Kowloon, Hong Kong 2468 2659/3475 4042 Mr. Chan Wai Kong

Any such notice, demand or communication shall be deemed to have been duly served:–

(a)	if given or made by hand, when actually delivered to the relevant address;

(b)	if given or made by letter, two (2) Business Days after posting; or

(c)	if given or made by facsimile, when despatched with confirmed answerback.

11.4	WAIVER

Non-performance of the rights and remedies by any party under this Agreement shall not be deemed or in any way not be construed as a waiver of any of its rights and remedies hereunder. The performance of rights and remedies shall not be affected by the partial performance of such rights and remedies by any Party.

11.5	CUMULATIVE

The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies and shall be supplemented by the current or future rights and remedies provided by law, regulation, contract or other regulation.

11.6	ILLEGALITY

If at any time any one or more provisions hereof is or becomes invalid, illegal, unenforceable or incapable of performance in any respect, the validity, legality and enforceability of the remaining provisions hereof shall not thereby in any way be affected or impaired. If those provisions which are illegal, invalid or incapable of specific performance can be made to become legal, valid or capable of specific performance after appropriate amendment, then the parties hereto agree that the relevant provisions have already been amended.

11.7	ASSIGNMENT

The rights and obligations under this Agreement shall not be assigned or transferred by any party without the prior written consent of the other party.

11.8	AMENDMENT

This Agreement shall not be amended, except by an instrument in writing signed by each of the parties, otherwise any such amendment shall be ineffective, save and except for the amendments made under Clause 11.6

11.9	CONSEQUENCE OF THE COMPLETION

Those provisions (including representations, warranties and undertakings) which have not performed at Completion shall remain effective upon and after Completion.

11.10	TIME

Time shall be of the essence of this Agreement. Any time, date and period (if any) mentioned in this Agreement may be amended (if permitted) by mutual written consent between the parties or their respective authorized representatives.

11.11	FURTHER ASSURANCE

The parties hereto shall execute all such deeds and documents and do such acts and things as may reasonably be required for the purpose of giving full force and effect to this Agreement.

11.12	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and understanding between the parties hereto in connection with the subject matter of this Agreement and supersedes all previous agreements (whether oral, written or otherwise) or understandings relating thereto (save as expressly provided or reserved herein).

11.13	EXEMPTION

The parties hereby confirm respectively that the acquisition transaction contemplated in the Agreement belongs to business activities. The parties hereby irrevocably agree that neither of the parties shall declare or defend to be exempted from the governing law by reason of state sovereignty or other reasons in any litigation initiated in any jurisdiction and in any time. If either party of this Agreement enjoys right of exemption in any jurisdiction, the said party hereby irrevocably agrees to waive such right of exemption.

11.14	INDEPENDENT LEGAL ADVICE

Each party hereto hereby confirms that before the execution of this Agreement, it has obtained independent legal advice concerning the terms and conditions of this Agreement and it further acknowledges that it understands the objective, nature and consequence of this Agreement and it executes this Agreement at its own will.

11.15	COUNTERPART

This Agreement is written in Chinese and executed in two originals. Each of the Vendor and the Purchaser shall keep one original.

SCHEDULE 1
SCHEDULE 2
SCHEDULE 3A
SCHEDULE 3B
SCHEDULE 4

IN WITNESS whereof this Agreement has been executed on the day and year first above written.

SIGNED by Li Alan	)
for and on behalf of	)
CHINA TECHNOLOGY DEVELOPMENT	)
GROUP CORPORATION	)
in the presence of:	)
SIGNED by Chan Wai Kong	)
for and on behalf of	)
WIN HORSE INVESTMENTS LIMITED	)
in the presence of:	)